Exhibit 99.1

POSCO HOLDINGS INC.

and its subsidiaries

Consolidated financial statements

for the year ended December 31, 2024

with the independent auditor’s report

Independent auditor’s report

(English translation of a report originally issued in Korean)

The Shareholders and Board of Directors

POSCO HOLDINGS INC.

Opinion

We have audited the consolidated financial statements of POSCO HOLDINGS INC. and its subsidiaries (collectively referred to as the “Group”), which comprise the consolidated statement of financial position as of December 31, 2024, and the consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of material accounting policy information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2024, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”).

We also have audited the Group’s internal control over financial reporting (“ICFR”) as of December 31, 2024 based on the Conceptual Framework for Design and Operation of ICFR established by the Operating Committee of ICFR in the Republic of Korea, in accordance with Korean Standards on Auditing (“KSA”), and our report dated March 12, 2025 expressed an unqualified opinion thereon.

Basis for opinion

We conducted our audit in accordance with KSA. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

(a) Cut-off of export sales (POSCO)

As described in note 40 to the consolidated financial statements, the Group’s products and merchandise sales include a significant portion of export sales. The timing of revenue recognition for export sales requires management’s judgment as export sales involves various performance obligations depending on the contract with customers and the International Commercial Terms. Also, due to the lengthy time it takes to deliver the products and merchandise to their destination, there is a high possibility of misstatement in the timing of revenue recognition

Considering the inherent risks of export sales and the significance of the export sales of the individual subsidiary to the consolidated revenue, we have identified the appropriateness of the timing of revenue recognition for export sales of POSCO as a key audit matter.

The primary procedures we performed to address this key audit matter included the following:

•	Understanding the entity’s processes and internal controls related to export sales;

•	Assessing the effectiveness of the design and operation of the entity’s internal controls related to the appropriateness of timing of revenue recognition;

•	Inspecting the document to assess the appropriateness of timing of revenue recognition for a sample of export sales during the current period; and

•	Inspecting the document to assess the appropriateness of timing of revenue recognition for a selected sample of export sales transactions occurred during a certain period close to and after year-end

(b) Occurrence of overseas sales (three-country transactions) (POSCO International Corporation)

As described in note 40 to the consolidated financial statements, the Group includes a significant portion of export sales. Among those, POSCO International Corporation’s overseas sales (three-country transactions) are not transferred by directly taking possession of the actual inventory, but rather, control over inventory is transferred through the Bill of Lading (B/L) document. For such reasons, it was assessed that there is a high possibility of error in the occurrence of revenue.

Considering the significance of the overseas sales (three-country transactions) to the consolidated revenue and the existence of significant risk in terms of occurrence, we have identified the occurrence for overseas sales (three-country transactions) of POSCO International Corporation as a key audit matter.

The primary procedures we performed to address this key audit matter included the following:

•	Understanding the entity’s accounting policies over overseas sales (three-country transactions);

•

Understanding the internal controls established by the entity related to occurrence of export sales (three-country transactions) and assessing the effectiveness of design and operation of relevant controls;

•	Reviewing the occurrence by obtaining key documents raised when export sales (three-country transactions) occur; and

•	Checking the shipment of actual inventory through shipping vessel tracking

(c) Estimation of total contract costs and the percentage-of-completion by the input method (POSCO Eco & Challenge)

As described in note 28 to the consolidated financial statements, the Group’s revenue from construction contract amounted to W7,306,785 million, which was a significant portion of the consolidated revenue for the year ended December 31, 2024 and mostly incurred from POSCO Eco & Challenge Co., Ltd. The Group recognizes revenue and costs based on the percentage-of-completion of the contract activities as at the end of the reporting period when the outcome of the contracts applying the input method is reliably measurable. The percentage-of-completion of revenue activities is calculated based on the ratio of the accumulated contract costs incurred for work performed less costs that do not reflect the progress stage over the estimated total contract costs.

Most of the Group’s construction contracts are performed over a long-term period, and the total contract costs are estimated based on material costs, labor costs, outsourcing costs and others which are expected to incur during the construction period. Additionally, since the construction revenue of the reporting period is calculated based on the total contract revenue multiplied by the cumulative percentage-of-completion as at the end of the reporting period less the amount recognized by the end of the previous period, a change in the percentage-of-completion has an impact on construction revenue of the current and future period and may result in a misstatement in terms of timing of revenue recognition. Considering the impact of the uncertainty in long-term contracts, change in estimates of total contract costs and the estimates in the percentage-of-completion based on the input method, on the financial statements, we identified estimation of the total contract costs and the percentage-of-completion based on the input method related to POSCO Eco & Challenge Co., Ltd. as a key audit matter.

The primary procedures we performed to address this key audit matter included the following:

•	Understanding and assessing certain internal controls over the estimation of total contract costs and accumulation of costs per project;

•

Obtaining written statements from the person in charge of the construction field in relation to the contract amounts and total estimated costs of a sample of major projects selected and reconciling with the information in the system;

•	Assessing management’s assumption used for estimation of material costs and outsourcing costs by analyzing the estimates of total contract costs on a sample of new projects selected;

•

For contracts with significant changes in total contract costs, inquiring the person in charge of the construction field of the reasons for change and inspecting supporting documents as to the cause of such changes;

•	Comparing retrospectively the cost-of-completion ratio and the execution ratio of the prior year on a sample of projects completed during the current period to assess the accuracy of estimation;

•	Inspecting the documents that support the appropriateness of recognition timing for input costs actually incurred per project on a sampling basis; and

•	Checking the existence of construction projects and the appropriateness of the percentage-of-completion by site visits on a sample of construction projects selected

Other matter

The consolidated financial statements of the Group for the year ended December 31, 2023, were audited by KPMG Samjong Accounting Corp. who expressed an unqualified opinion on those statements on March 13, 2024.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with KIFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSA will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with KSA, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Yongwoo Lee.

Seoul, Korea

March 12, 2025

This audit report is effective as of the independent auditor’s report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the independent auditor’s report date to the time this report is used. Such events and circumstances could significantly affect the accompanying consolidated financial statements and may result in modifications to this report.

POSCO HOLDINGS INC. and its subsidiaries

Consolidated financial statements

For the years ended December 31, 2024 and 2023

“The accompanying consolidated financial statements, including all footnotes and disclosures, have been prepared by, and are the responsibility of, the Group.”

Jeong, Ki-Seop

Chief Strategy Officer

POSCO HOLDINGS INC.

POSCO HOLDINGS INC. and its Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2024 and 2023

(in millions of Won)	Notes	December 31, 2024		December 31, 2023
Assets
Cash and cash equivalents	4,5,23	~~W~~	6,767,898	6,670,879
Trade accounts and notes receivable, net	6,17,23,29,37		10,821,620	11,015,303
Other receivables, net	7,23,37		2,261,323	1,947,529
Other short-term financial assets	8,23		8,499,389	11,403,166
Inventories	9		14,143,500	13,825,514
Current income tax assets			140,494	101,979
Assets held for sale	10		608,758	406,945
Other current assets	16		786,943	840,984

Total current assets			44,029,925	46,212,299

Long-term trade accounts and notes receivable, net	6,23		27,779	42,516
Other receivables, net	7,23,37		1,306,329	1,452,445
Other long-term financial assets	8,23		2,571,651	2,708,325
Investments in associates and joint ventures	11		4,738,793	5,020,264
Investment property, net	13		1,955,896	1,616,294
Property, plant and equipment, net	14		39,846,828	35,206,248
Intangible assets, net	15		4,774,824	4,714,784
Defined benefit assets, net	21		409,147	464,758
Deferred tax assets	35		3,609,344	3,334,266
Other non-current assets	16		133,684	173,195

Total non-current assets			59,374,275	54,733,095

Total assets		~~W~~	103,404,200	100,945,394

(continued)

POSCO HOLDINGS INC. and its Subsidiaries

Consolidated Statements of Financial Position, Continued

As of December 31, 2024 and 2023

(in millions of Won)	Notes	December 31, 2024		December 31, 2023
Liabilities
Trade accounts and notes payable	23,37	~~W~~	6,159,127	5,782,825
Short-term borrowings and current installments of long-term borrowings	4,17,23		11,115,747	10,959,217
Other payables	18,23,37		3,463,871	2,737,478
Other short-term financial liabilities	19,23		120,875	163,626
Current income tax liabilities			350,570	319,096
Liabilities directly associated with the assets held for sale	10		—	141,890
Provisions	20		396,030	419,744
Other current liabilities	22,28,29		1,173,499	1,337,642

Total current liabilities			22,779,719	21,861,518

Long-term trade accounts and notes payable	23		2,049	—
Long-term borrowings, excluding current installments	4,17,23		14,881,620	15,011,163
Other payables	18,23		809,012	873,565
Other long-term financial liabilities	19,23		72,920	153,782
Defined benefit liabilities, net	21		43,143	38,754
Deferred tax liabilities	35		2,685,549	2,760,234
Long-term provisions	20		580,559	468,009
Other non-current liabilities	22		99,260	114,472

Total non-current liabilities			19,174,112	19,419,979

Total liabilities			41,953,831	41,281,497

Equity
Share capital	24		482,403	482,403
Capital surplus	24		1,648,894	1,663,334
Other components of equity	26		1,155,429	67,256
Treasury shares	27		(1,550,862)	(1,889,658)
Retained earnings			53,658,367	53,857,514

Equity attributable to owners of the controlling company			55,394,231	54,180,849
Non-controlling interests	25		6,056,137	5,483,048

Total equity			61,450,368	59,663,897

Total liabilities and equity		~~W~~	103,404,199	100,945,394

The accompanying notes are an integral part of the consolidated financial statements.

POSCO HOLDINGS INC. and its Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2024 and 2023

(in millions of Won, except per share information)	Notes	2024		2023
Revenue	28,29,37	~~W~~	72,688,143	77,127,197
Cost of sales	29,31,34		(67,275,205)	(70,710,292)

Gross profit			5,412,938	6,416,905
Selling and administrative expenses	23,30,34
Other administrative expenses			(3,004,478)	(2,651,902)
Selling expenses			(234,888)	(233,579)

Operating profit			2,173,572	3,531,424
Share of profit (loss) of equity-accounted investees, net	11		(256,458)	269,678
Finance income and costs	23,32
Finance income			5,211,595	3,830,746
Finance costs			(5,080,735)	(4,202,996)
Other non-operating income and expenses	23,33,34
Other non-operating income			387,105	401,986
Other non-operating expenses			(1,183,876)	(1,195,683)

Profit before income tax			1,251,203	2,635,155
Income tax expense	35		(303,623)	(789,305)

Profit			947,580	1,845,850
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Capital adjustment arising from investments in equity-accounted investees			(42,753)	28,745
Foreign currency translation differences			231,347	76,433
Remeasurements of defined benefit plans	21		(95,345)	(118,548)
Net changes in fair value of equity investments at fair value through other comprehensive income	23		(150,443)	257,725
Items that are or may be reclassified subsequently to profit or loss:
Capital adjustment arising from investments in equity-accounted investees			331,616	207,860
Foreign currency translation differences			888,466	34,118
Gains or losses on valuation of derivatives	23		(110)	(1,292)

Other comprehensive income, net of tax			1,162,778	485,041

Total comprehensive income		~~W~~	2,110,358	2,330,891

Profit attributable to:
Owners of the controlling company		~~W~~	1,094,917	1,698,092
Non-controlling interests			(147,337)	147,758

Profit		~~W~~	947,580	1,845,850

Total comprehensive income attributable to :
Owners of the controlling company		~~W~~	2,008,919	2,131,737
Non-controlling interests			101,439	199,154

Total comprehensive income		~~W~~	2,110,358	2,330,891

Earnings per share (in Won)	36
Basic earnings per share (in Won)			14,451	22,382
Diluted earnings per share (in Won)		~~W~~	12,250	22,382

The accompanying notes are an integral part of the consolidated financial statements.

POSCO HOLDINGS INC. and its Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2024 and 2023

(in millions of Won)	Attributable to owners of the controlling company							Non-
	Share		Capital	Other	Treasury	Retained		controlling
	capital		surplus	equity items	shares	earnings	Subtotal	interests	Total
Balance as of January 1, 2023	~~W~~	482,403	1,400,832	(443,990)	(1,892,308)	52,965,179	52,512,116	5,745,285	58,257,401
Comprehensive income:
Profit		—	—	—	—	1,698,092	1,698,092	147,758	1,845,850
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	(83,148)	(83,148)	(35,400)	(118,548)
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	225,591	—	—	225,591	11,014	236,605
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	257,122	—	603	257,725	—	257,725
Foreign currency translation differences, net of tax		—	—	34,118	—	—	34,118	76,433	110,551
Gains or losses on valuation of derivatives, net of tax		—	—	(641)	—	—	(641)	(651)	(1,292)

Total comprehensive income		—	—	516,190	—	1,615,547	2,131,737	199,154	2,330,891

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	(151,698)	(151,698)	(94,690)	(246,388)
Interim dividends		—	—	—	—	(569,072)	(569,072)	—	(569,072)
Changes in subsidiaries		—	—	—	—	—	—	5,805	5,805
Changes in ownership interest in subsidiaries		—	250,363	—	—	—	250,363	12,383	262,746
Interest of hybrid bonds		—	—	—	—	—	—	(8,925)	(8,925)
Repayment of hybrid bonds		—	—	—	—	—	—	(339,837)	(339,837)
Disposal of treasury shares		—	2,880	—	2,650	—	5,530	—	5,530
Share-based payment		—	6,783	—	—	—	6,783	17,324	24,107
Others		—	2,476	(4,944)	—	(2,442)	(4,910)	(53,451)	(58,361)

Total transactions with owners of the controlling company		—	262,502	(4,944)	2,650	(723,212)	(463,004)	(461,391)	(924,395)

Balance as of December 31, 2023	~~W~~	482,403	1,663,334	67,256	(1,889,658)	53,857,514	54,180,849	5,483,048	59,663,897

(continued)

POSCO HOLDINGS INC. and its Subsidiaries

Consolidated Statements of Changes in Equity, Continued

For the years ended December 31, 2024 and 2023

(in millions of Won)	Attributable to owners of the controlling company							Non-
	Share		Capital	Other	Treasury	Retained		controlling
	capital		surplus	equity items	shares	earnings	Subtotal	interests	Total
Balance as of January 1, 2024	~~W~~	482,403	1,663,334	67,256	(1,889,658)	53,857,514	54,180,849	5,483,048	59,663,897
Comprehensive income:
Profit		—	—	—	—	1,094,917	1,094,917	(147,337)	947,580
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	(86,966)	(86,966)	(8,379)	(95,345)
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	257,833	—	—	257,833	31,030	288,863
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	(133,212)	—	(11,838)	(145,050)	(5,392)	(150,442)
Foreign currency translation differences, net of tax		—	—	888,466	—	—	888,466	231,347	1,119,813
Gains or losses on valuation of derivatives, net of tax		—	—	(281)	—	—	(281)	171	(110)

Total comprehensive income		—	—	1,012,806	—	996,113	2,008,919	101,440	2,110,359

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	(189,691)	(189,691)	(86,001)	(275,692)
Interim dividends		—	—	—	—	(568,433)	(568,433)	—	(568,433)
Changes in subsidiaries		—	—	—	—	—	—	32,691	32,691
Changes in ownership interest in subsidiaries		—	(15,440)	—	—	—	(15,440)	477,608	462,168
Acquisition of treasury shares		—	—	—	(92,311)	—	(92,311)	—	(92,311)
Retirement of treasury shares		—	—	—	431,107	(431,107)	—	—	—
Share-based payment		—	(2,567)	—	—	—	(2,567)	—	(2,567)
Others		—	3,567	75,367	—	(6,029)	72,905	47,351	120,256

Total transactions with owners of the controlling company		—	(14,440)	75,367	338,796	(1,195,260)	(795,537)	471,649	(323,888)

Balance as of December 31, 2024	~~W~~	482,403	1,648,894	1,155,429	(1,550,862)	53,658,367	55,394,231	6,056,137	61,450,368

The accompanying notes are an integral part of the consolidated financial statements.

POSCO HOLDINGS INC. and its Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2024 and 2023

(in millions of Won)	Notes	2024		2023
Cash flows from operating activities
Profit		~~W~~	947,580	1,845,850
Adjustments for:
Depreciation			3,530,770	3,346,460
Amortization			453,689	498,193
Finance income			(3,476,227)	(1,850,757)
Finance costs			3,202,268	2,179,233
Income tax expense			303,623	789,305
Impairment loss on property, plant and equipment			608,122	275,846
Gain on disposal of property, plant and equipment			(26,533)	(9,387)
Loss on disposal of property, plant and equipment			85,149	125,823
Impairment loss on goodwill and other intangible assets			47,993	129,907
Gain on disposal of investments in subsidiaries, associates and joint ventures			(14,235)	(197,088)
Loss on disposal of investments in subsidiaries, associates and joint ventures			73,428	18,843
Share of loss on (profit of) equity-accounted investees			256,458	(269,678)
Gain on disposal of assets held for sale			(4,801)	(1,312)
Loss on disposal of assets held for sale			33,943	103,365
Expenses related to post-employment benefit			246,484	206,613
Impairment loss on trade and other receivables			185,129	265,914
Loss on valuation of inventories			77,832	309,317
Increase to provisions			217,174	160,880
Gain on insurance claim			(157,552)	(7,682)
Others, net			3,227	(43,813)

			5,645,941	6,029,982

Changes in operating assets and liabilities	39		336,868	(1,087,257)
Interest received			570,769	447,621
Interest paid			(1,028,654)	(1,038,005)
Dividends received			744,857	696,941
Income taxes paid			(553,706)	(727,437)

Net cash provided by operating activities		~~W~~	6,663,655	6,167,695

(continued)

POSCO HOLDINGS INC. and its Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2024 and 2023

(in millions of Won)	Notes	2024		2023
Cash flows from investing activities
Acquisitions of short-term financial instruments		~~W~~	(15,835,323)	(39,830,719)
Proceeds from disposal of short-term financial instruments			19,501,852	40,174,440
Increase in loans			(820,248)	(1,238,668)
Collection of loans			784,616	1,369,763
Acquisitions of securities			(1,144,352)	(380,744)
Proceeds from disposal of securities			1,210,011	142,791
Acquisitions of long-term financial instruments			(3,791)	(5,362)
Acquisitions of investment in associates and joint ventures			(301,816)	(417,603)
Proceeds from disposal of investment in associates and joint ventures			45,185	142,316
Acquisitions of investment property			(3,883)	(56,043)
Proceeds from disposal of investment property			418	707
Acquisitions of property, plant and equipment			(7,669,700)	(6,733,289)
Proceeds from disposal of property, plant and equipment			44,189	(11,895)
Acquisitions of intangible assets			(492,785)	(481,882)
Proceeds from disposal of intangible assets			11,711	30,328
Proceeds from disposal of assets held for sale			10,307	4,850
Collection of lease receivables			31,136	52,657
Cash outflows due to business combinations, net of cash acquired			—	(150,201)
Cash inflow from insurance claim			157,278	7,682
Others, net			(11,588)	(7,352)

Net cash used in investing activities		~~W~~	(4,486,783)	(7,388,224)

Cash flows from financing activities
Proceeds from borrowings			5,899,541	7,817,217
Repayment of borrowings			(7,532,911)	(4,461,114)
Repayment of short-term borrowings, net			(217,759)	(2,524,077)
Capital contribution from non-controlling interests			513,710	299,342
Payment of cash dividends			(844,195)	(815,451)
Acquisition of treasury shares			(92,311)	—
Repayment of hybrid bonds			—	(340,000)
Payment of interest of hybrid bonds			—	(10,043)
Repayment of lease liabilities			(195,367)	(222,829)
Others, net			167,559	78,362

Net cash used in financing activities	39	~~W~~	(2,301,733)	(178,593)

Effect of exchange rate fluctuation on cash held			221,880	16,719

Net increase (decrease) in cash and cash equivalents			97,019	(1,382,403)
Cash and cash equivalents at beginning of the period	5,10		6,670,879	8,053,282

Cash and cash equivalents at end of the period	5,10	~~W~~	6,767,898	6,670,879

The accompanying notes are an integral part of the consolidated financial statements.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023

1. General Information

General information about POSCO HOLDINGS INC. (the “Company”), the controlling company, and its subsidiaries in the scope of consolidation, such as 57 domestic subsidiaries including POSCO and 136 foreign subsidiaries including POSCO America Corporation, and 119 associates and joint ventures (collectively referred to as the “Group”) in accordance with KIFRS 1110 is as follows:

(a)	The controlling company

POSCO HOLDINGS INC., the controlling company, was established on April 1, 1968, under the Commercial Code of the Republic of Korea. The shares of the Company have been listed on the Korea Exchange since June 10, 1988. The Company operates an investment business that controls and manages subsidiaries etc. through ownership of their shares.

On March 2, 2022, the Company established a new subsidiary, POSCO, by a vertical spin-off of its steel business (which is wholly owned by the surviving company) on March 1, 2022 and changed the name of the surviving company to POSCO HOLDINGS INC.

As of December 31, 2024, POSCO HOLDINGS INC.’s shareholders are as follows:

Shareholder’s name	Number of shares	Ownership (%)
National Pension Service	6,160,584	7.46
BlackRock Fund Advisors(*1)	4,206,522	5.09
CITIBANK.N.A	3,287,254	3.98
Pohang University of Science and Technology	1,981,047	2.4
Samsung Group	1,599,070	1.94
Others	65,389,900	79.13

	82,624,377	100.00

(*1)	Includes shares held by subsidiaries and others.

As of December 31, 2024, the shares of POSCO HOLDINGS INC. are listed on the Korea Exchange, while its ADRs are listed on the New York Stock Exchange.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

1. General Information (cont’d)

(b)	Consolidated subsidiaries

Details of consolidated subsidiaries as of December 31, 2024 and 2023 are as follows:

		Ownership (%)
		December 31, 2024			December 31, 2023
	Principal operations	POSCO HOLDINGS	Subsidiaries	Total	POSCO HOLDINGS	Subsidiaries	Total	Region
[Domestic]
POSCO	Steel, rolled products and plates	100.00	—	100.00	100.00	—	100.00	Pohang
POSCO Eco & Challenge Co., Ltd.	Engineering and construction	52.80	—	52.80	52.80	—	52.80	Pohang
POSCO STEELEON Co., Ltd.	Coated steel manufacturing	—	56.96	56.96	—	56.96	56.96	Pohang
POSCO DX	Computer hardware and software distribution	65.47	—	65.47	65.38	—	65.38	Pohang
POSCO Research Institute	Economic research and consulting	100.00	—	100.00	100.00	—	100.00	Seoul
POSCO WIDE Co., Ltd.	Business facility maintenance	100.00	—	100.00	100.00	—	100.00	Seoul
POSCO A&C	Architecture and consulting	—	100.00	100.00	—	100.00	100.00	Seoul
POSCO Venture Capital Co., Ltd.	Investment in venture companies	100.00	—	100.00	100.00	—	100.00	Pohang
eNtoB Corporation	Electronic commerce	—	69.32	69.32	—	69.32	69.32	Seoul
POSCO FUTURE M CO.,LTD.	Refractories, Anode/Cathode materials manufacturing and sales	59.74	—	59.74	59.75	—	59.75	Pohang
POSCO FLOW Co., Ltd.	Transporting and warehousing	100.00	—	100.00	100.00	—	100.00	Gwangyang
POSCO M-TECH	Packing materials manufacturing and sales	—	48.85	48.85	—	48.94	48.94	Pohang
PNR	Steel by product manufacturing and sales	—	70.00	70.00	—	70.00	70.00	Pohang
POSCO WOMAN’S FUND	Investment in venture companies	—	40.00	40.00	—	40.00	40.00	Seoul
POSCO Group University	Education service and real estate business	100.00	—	100.00	100.00	—	100.00	Incheon
Growth Ladder POSCO K-Growth Global Fund	Investment in venture companies	—	50.00	50.00	—	50.00	50.00	Pohang
POSCO IH	Intellectual Property Services and consulting	100.00	—	100.00	100.00	—	100.00	Seoul
TANCHEON E&E	Refuse derived fuel and power generation	—	100.00	100.00	—	100.00	100.00	Seoul
POSCO Humans	Business assistance service	—	100.00	100.00	—	100.00	100.00	Pohang
Mapo Hibroad Parking Co., Ltd.	Construction	—	71.00	71.00	—	71.00	71.00	Seoul
Busan E&E Co., Ltd.	Refuse derived fuel and power generation	70.00	—	70.00	70.00	—	70.00	Busan
POSCO INTERNATIONAL Corporation	Trading, power generation, energy & resource development and others	72.98	—	72.98	73.21	—	73.21	Seoul
Pohang Scrap Recycling Distribution Center Co., Ltd.	Steel processing and sales	—	51.00	51.00	—	51.00	51.00	Pohang
Songdo Development PMC (Project Management Company) LLC.	Housing business agency	—	100.00	100.00	—	100.00	100.00	Incheon
Korea Fuel Cell	Fuel cell	—	100.00	100.00	—	100.00	100.00	Pohang
POSCO GEM 1st Fund	Investment in venture companies	98.81	1.19	100.00	98.81	1.19	100.00	Pohang
POSCO MOBILITY SOLUTION	STC, TMC, Plate manufacturing and sales	—	100.00	100.00	—	100.00	100.00	Cheonan
P&O Chemical Co., Ltd.	Chemical production	—	—	—	—	51.00	51.00	Gwangyang
Posco New Growth	Investment in venture companies	99.89	0.11	100.00	99.86	0.14	100.00	Seoul
IMP Fund I	Investment in venture companies	98.05	—	98.05	98.04	—	98.04	Pohang
POSCO-Pilbara LITHIUM SOLUTION Co., Ltd.	Lithium manufacturing and sales	82.00	—	82.00	82.00	—	82.00	Gwangyang
POSCO-HY Clean Metal Co., Ltd.	Non-ferrous metal smelting	—	75.00	75.00	—	65.00	65.00	Gwangyang
Consus Pf Private Real Estate Fund	REITs	—	66.67	66.67	—	66.67	66.67	—
New Energy Hub	Electricity and gas supply	—	100.00	100.00	—	100.00	100.00	Gwangyang
Posco Busan Newdeal Fund	Investment in venture companies	—	32.00	32.00	—	32.00	32.00	Pohang
Shinan Green Energy Co., LTD	Electricity production	—	54.53	54.53	—	54.53	54.53	Shinahn
eSteel4U	Wholesales and retail	—	61.12	61.12	—	61.12	61.12	Seoul
POSCO Social Investment Fund	Investment in venture companies	20.00	50.00	70.00	20.00	50.00	70.00	Pohang
POSCO Silicon Solution Co., Ltd	Other engineering R&D industries	100.00	—	100.00	100.00	—	100.00	Sejong
Consus Pf Private Real Estate Fund No.2	Real estate development	—	66.67	66.67	—	66.67	66.67	—
POSCO GS Eco Materials Co., Ltd	Rechargeable battery	51.00	—	51.00	51.00	—	51.00	Seoul
POSCO Lithium Solution Co., Ltd.	Lithium manufacturing and sales	100.00	—	100.00	100.00	—	100.00	Gwangyang
QSONE Co.,Ltd.	Real estate rental	100.00	—	100.00	100.00	—	100.00	Seoul
POSCO PS Tech	Maintenance service	—	100.00	100.00	—	100.00	100.00	Pohang
POSCO PR Tech	Maintenance service	—	100.00	100.00	—	100.00	100.00	Pohang
POSCO PH Solution	Maintenance service	—	100.00	100.00	—	100.00	100.00	Pohang
POSCO GYS Tech	Maintenance service	—	100.00	100.00	—	100.00	100.00	Gwangyang
POSCO GYR Tech	Maintenance service	—	100.00	100.00	—	100.00	100.00	Gwangyang
POSCO GY Solution	Maintenance service	—	100.00	100.00	—	100.00	100.00	Gwangyang
PCC Facilities Component Fund	Investment Association	—	60.00	60.00	—	60.00	60.00	Pohang
POSCO HOLDINGS CVC 2nd Fund	Investment in new technologies business	98.76	1.24	100.00	98.80	1.20	100.00	Pohang
International Energy Expansion for Technology Innovation Fund	Investment in new technologies business	—	60.00	60.00	—	60.00	60.00	Pohang
POSCO CNGR Nickel Solution	High-Purity nickel manufacturing and sales	60.00	—	60.00	—	—	—	Pohang
POSCO CVC Scale-Up Fund	Investment in venture companies	—	60.00	60.00	—	—	—	Pohang
SK SOLRA POWER GENERATION COPORATION	Power generation	—	100.00	100.00	—	—	—	Daegu
POSCO ZT AIR SOLUTION	High-Purity rare gas manufacturing and sales	75.10	—	75.10	—	—	—	Gwangyang
RNR logistics	Logistics and warehousing	—	100.00	100.00	—	—	—	Seoul
Mastern No.123 Yeoju Samgyo PFV CO., Ltd	Logistics and warehousing	—	100.00	100.00	—	—	—	Seoul

		Ownership (%)
		December 31, 2024			December 31, 2023
	Principal operations	POSCO HOLDINGS	Subsidiaries	Total	POSCO HOLDINGS	Subsidiaries	Total	Region
[Foreign]
POSCO America Corporation	Research&Consulting	99.45	0.54	99.99	99.45	0.54	99.99	USA
POSCO AUSTRALIA PTY LTD	Raw material sales & mine development	100.00	—	100.00	100.00	—	100.00	Australia
POSCO Canada Ltd.	Coal sales	100.00	—	100.00	100.00	—	100.00	Canada
POSCO Asia Co., Ltd.	Finance	100.00	—	100.00	100.00	—	100.00	China
POSCO-CTPC Co., Ltd.	Steel manufacturing and sales	100.00	—	100.00	100.00	—	100.00	China
POSCO E&C Vietnam Co., Ltd.	Steel structure manufacturing and sales	—	100.00	100.00	—	100.00	100.00	Vietnam
POSCO (Zhangjiagang) Stainless Steel Co.,Ltd.	Stainless steel manufacturing and sales	58.60	23.88	82.48	58.60	23.88	82.48	China
POSCO (Thailand) Company Limited	Steel manufacturing and sales	—	100.00	100.00	—	100.00	100.00	Thailand
POSCO-MKPC SDN BHD	Steel manufacturing and sales	—	70.00	70.00	—	70.00	70.00	Malaysia
Qingdao Pohang Stainless Steel Co., Ltd.	Stainless steel manufacturing and sales	70.00	30.00	100.00	70.00	30.00	100.00	China
POSCO(Suzhou) Automotive Processing Center Co., Ltd.	Steel manufacturing and sales	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO-China Qingdao Processing Center Co.Ltd.	Steel manufacturing and sales	100.00	—	100.00	100.00	—	100.00	China
POS-ORE PTY LTD	Iron ore development and sales	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-China Holding Corp.	Holding company	100.00	—	100.00	100.00	—	100.00	China
POSCO JAPAN Co., Ltd.	Steel Marketing, demand development and technology research	100.00	—	100.00	100.00	—	100.00	Japan
POS-GC PTY LTD	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

1. General Information (cont’d)

		Ownership (%)
		December 31, 2024			December 31, 2023
	Principal operations	POSCO HOLDINGS	Subsidiaries	Total	POSCO HOLDINGS	Subsidiaries	Total	Region
[Foreign]
POSCO-India Private Limited	Steel manufacturing and sales	—	100.00	100.00	—	100.00	100.00	India
POSCO-India Pune Processing Center. Pvt. Ltd.	Steel manufacturing and sales	—	65.00	65.00	65.00	—	65.00	India
POSCO Japan PC CO.,LTD	Steel manufacturing and sales	—	86.12	86.12	—	86.12	86.12	Japan
POSCO-CFPC Co., Ltd.	Steel manufacturing and sales	44.66	55.34	100.00	44.66	55.34	100.00	China
POSCO E&C CHINA Co., Ltd.	Civil engineering and construction	—	100.00	100.00	—	100.00	100.00	China
POSCO MPPC S.A. de C.V.	Steel manufacturing and sales	21.02	75.29	96.31	21.02	75.29	96.31	Mexico
Zhangjigang Pohang Port Co., Ltd.	Loading and unloading service	—	100.00	100.00	—	100.00	100.00	China
POSCO-VIETNAM Co., Ltd.	Steel manufacturing and sales	—	100.00	100.00	—	100.00	100.00	Vietnam
POSCO MEXICO S.A. DE C.V.	Automotive steel sheet manufacturing and sales	—	98.16	98.16	—	98.16	98.16	Mexico
POSCO-Poland Wroclaw Processing Center Sp. z o. o.	Steel manufacturing and sales	—	60.00	60.00	—	60.00	60.00	Poland
POS-NP PTY LTD	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
DAEWOO INTERNATIONAL SHANGHAI WAIGAOQIAO CO., LTD	Intermediary trade & bonded warehouse operation	—	100.00	100.00	—	100.00	100.00	China
PT. Bio Inti Agrindo	Forest resources development	—	85.00	85.00	—	85.00	85.00	Indonesia
POSCO ENGINEERING AND CONSTRUCTION AUSTRALIA (POSCO E&C AUSTRALIA) PTY LTD	Construction and engineering service	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-TISCO (JILIN) PROCESSING CENTER Co., Ltd.	Steel manufacturing and sales	50.00	10.00	60.00	50.00	10.00	60.00	China
POSCO Thainox Public Company Limited	STS cold-rolled steel manufacturing and sales	—	74.56	74.56	—	74.56	74.56	Thailand
HUNCHUN POSCO HMM INTERNATIONAL LOGISTICS CO., LTD.	Logistics	—	81.55	81.55	—	81.55	81.55	China
POSCO INTERNATIONAL VIETNAM CO., LTD	Trading business	—	100.00	100.00	—	100.00	100.00	Vietnam
POSCO(Chongqing) Automotive Processing Center Co., Ltd.	Steel manufacturing and sales	—	100.00	100.00	—	100.00	100.00	China
SUZHOU POSCO-CORE TECHNOLOGY CO., LTD.	Component manufacturing and sales	—	100.00	100.00	—	100.00	100.00	China
PT.KRAKATAU POSCO FUTUREM	Quicklime manufacturing and sales	—	80.00	80.00	—	80.00	80.00	Indonesia
POSCO AFRICA (PROPRIETARY) LIMITED	Mine development	100.00	—	100.00	100.00	—	100.00	South Africa
POSCO Center Beijing	Real estate development, rental and management	—	100.00	100.00	—	100.00	100.00	China
POSCO-Malaysia SDN. BHD.	Steel manufacturing and sales	—	95.42	95.42	—	95.42	95.42	Malaysia
PT KRAKATAU BLUE WATER	Wastewater treatment facilities operation and maintenance	—	67.00	67.00	—	67.00	67.00	Indonesia
POSCO INTERNATIONAL MYANMAR CO.,LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	Myanmar
POSCO-Italy Processing Center	Stainless steel sheet manufacturing and sales	88.89	11.11	100.00	88.89	11.11	100.00	Italy
Myanmar POSCO C&C Company,Limited.	Steel manufacturing and sales	—	70.00	70.00	—	70.00	70.00	Myanmar
POSCO DX VIETNAM	IT service and electric control engineering	—	100.00	100.00	—	100.00	100.00	Vietnam
POSCO INTERNATIONAL GLOBAL DEVELOPMENT PTE.LTD.	Real estate development	—	75.00	75.00	—	75.00	75.00	Singapore
Myanmar POSCO Engineering & Construction Company, Limited.	Construction and engineering service	—	—	—	—	100.00	100.00	Myanmar
POS-Minerals Corporation	Mine development management and sales	—	100.00	100.00	—	100.00	100.00	USA
POSCO(Wuhu) Automotive Processing Center Co., Ltd.	Steel manufacturing and sales	68.57	31.43	100.00	68.57	31.43	100.00	China
POSCO Engineering and Construction India Private Limited	Civil engineering and construction	—	100.00	100.00	—	100.00	100.00	India
POSCO COATED STEEL (THAILAND) CO., LTD.	Vehicle steel manufacturing and sales	—	100.00	100.00	—	100.00	100.00	Thailand
POSCO INTERNATIONAL AMARA Co., Ltd.	Real estate development	—	85.00	85.00	—	85.00	85.00	Myanmar
POSCO WIDE-CHINA CO., LTD	Business facility maintenance	—	—	—	—	100.00	100.00	China
POSCO-Mexico Villagran Wire-rod Processing Center	Steel manufacturing and sales	—	66.75	66.75	—	66.75	66.75	Mexico
POSCO ChengDu Processing Center	Steel manufacturing and sales	—	43.00	43.00	—	43.00	43.00	China
POSCO(Suzhou) Steel Processing Center CO., LTD.	Steel manufacturing and sales	—	100.00	100.00	—	100.00	100.00	China
POSCO E&C SMART S DE RL DE CV	Civil engineering and construction	—	100.00	100.00	—	100.00	100.00	Mexico
POSCO Philippine Manila Processing Center, Inc.	Steel manufacturing and sales	—	100.00	100.00	—	100.00	100.00	Philippines
POSCO E&C HOLDINGS CO.,Ltd.	Holding company	—	100.00	100.00	—	100.00	100.00	Thailand
POSCO INTERNATIONAL POWER (PNGLAE) LTD.	Electricity production	—	—	—	—	100.00	100.00	Papua New Guinea
PT.KRAKATAU POSCO SOCIAL ENTERPRISE SERVICES INDONESIA	Social enterprise	—	99.91	99.91	—	99.91	99.91	Indonesia
Ventanas Philippines Construction Inc	Construction	—	100.00	100.00	—	100.00	100.00	Philippines
SANPU TRADING Co., Ltd.	Raw material trading	—	70.04	70.04	—	70.04	70.04	China
Zhangjiagang BLZ Pohang International Trading	Steel Intermediate trade	—	100.00	100.00	—	100.00	100.00	China
POSCO RU Limited Liability Company	Trade and business development	100.00	—	100.00	100.00	—	100.00	Russia
GOLDEN LACE POSCO INTERNATIONAL CO., LTD.	Rice processing	—	60.00	60.00	—	60.00	60.00	Myanmar
POSCO DX China CO.,LTD	IT service and DVR business	—	100.00	100.00	—	100.00	100.00	China
Pos-Sea Pte Ltd	Steel Intermediate trade	—	100.00	100.00	—	100.00	100.00	Singapore
POSCO Europe Steel Distribution Center	Logistics & Steel sales	—	90.00	90.00	—	70.00	70.00	Slovenia
POSCO ENGINEERING (THAILAND) CO., LTD.	Construction and engineering service	—	100.00	100.00	—	100.00	100.00	Thailand
POSCO VST CO., LTD.	Stainless steel sheet manufacturing and sales	95.65	—	95.65	95.65	—	95.65	Vietnam
POSCO INTERNATIONAL UKRAINE, LLC.	Grain sales	—	100.00	100.00	—	100.00	100.00	Ukraine
Zhangjiagang Pohang Refractories Co., Ltd.	Refractory materials sales & furnace maintenance	—	51.00	51.00	—	51.00	51.00	China
POSCO Maharashtra Steel Private Limited	Steel manufacturing and sales	—	100.00	100.00	100.00	—	100.00	India
POSCO INDIA PROCESSING CENTER PRIVATE LIMITED	Steel manufacturing and sales	—	95.32	95.32	93.34	1.98	95.32	India
POSCO TNPC Otomotiv Celik San. Ve Tic. A.S	Steel manufacturing and sales	—	100.00	100.00	—	100.00	100.00	Turkiye
POSCO Vietnam Processing Center Joint Stock Company	Steel manufacturing and sales	84.04	15.96	100.00	84.04	15.96	100.00	Vietnam
POSCO(Liaoning) Automotive Processing Center Co., Ltd.	Steel manufacturing and sales	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO-Indonesia Jakarta Processing Center	Steel manufacturing and sales	—	92.20	92.20	—	92.20	92.20	Indonesia
PT.MOTTA RESOURCES INDONESIA	Mine development	65.00	—	65.00	65.00	—	65.00	Indonesia
POSCO TMC INDIA PRIVATE LIMITED	Steel manufacturing and sales	—	100.00	100.00	—	100.00	100.00	India
POSCO AMERICA ALABAMA PROCESSING CENTER CO., LTD.	Steel manufacturing and sales	—	97.80	97.80	—	97.80	97.80	USA
POSCO(Yantai) Automotive Processing Center Co., Ltd.	Steel manufacturing and sales	90.00	10.00	100.00	90.00	10.00	100.00	China

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

1. General Information (cont’d)

		Ownership (%)
		December 31, 2024			December 31, 2023
	Principal operations	POSCO HOLDINGS	Subsidiaries	Total	POSCO HOLDINGS	Subsidiaries	Total	Region
[Foreign]
POSCO India Steel Distribution Center Private Ltd.	Steel logistics	—	100.00	100.00	—	100.00	100.00	India
POSCO YAMATO VINA STEEL JOINT STOCK COMPANY	Steel manufacturing and sales	—	51.00	51.00	—	51.00	51.00	Vietnam
PT.POSCO DX INDONESIA	IT service and electric control engineering	—	66.99	66.99	—	66.99	66.99	Indonesia
POSCO NCR Coal Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
POSCO WA PTY LTD	Iron ore sales & mine development	100.00	—	100.00	100.00	—	100.00	Australia
POSCO AUSTRALIA GP PTY LIMITED	Resource development	—	100.00	100.00	—	100.00	100.00	Australia
PT. KRAKATAU POSCO ENERGY	Electricity production construction and operation	—	55.00	55.00	—	55.00	55.00	Indonesia
POSCO INTERNATIONAL AMERICA CORP.	Trading business	—	100.00	100.00	—	100.00	100.00	USA
POSCO INTERNATIONAL Deutschland GMBH	Trading business	—	100.00	100.00	—	100.00	100.00	Germany
POSCO INTERNATIONAL JAPAN CORP.	Trading business	—	100.00	100.00	—	100.00	100.00	Japan
POSCO INTERNATIONAL SINGAPORE PTE. LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	Singapore
POSCO INTERNATIONAL ITALIA S.R.L.	Trading business	—	100.00	100.00	—	100.00	100.00	Italy
POSCO INTERNATIONAL (CHINA) CO., LTD	Trading business	—	100.00	100.00	—	100.00	100.00	China
POSCO INTERNATIONAL TEXTILE LLC.	Textile manufacturing	—	100.00	100.00	—	100.00	100.00	Uzbekistan
POSCO INTERNATIONAL AUSTRALIA HOLDINGS PTY. LTD.	Resource development	—	100.00	100.00	—	100.00	100.00	Australia
POSCO MAURITIUS LIMITED	Coal development and sales	—	100.00	100.00	—	100.00	100.00	Mauritius
PT. KRAKATAU POSCO	Steel manufacturing and sales	—	50.00	50.00	—	50.00	50.00	Indonesia
POSCO INTERNATIONAL MEXICO, S.A de C.V.	Trading business	—	100.00	100.00	—	100.00	100.00	Mexico
POSCO INTERNATIONAL MALAYSIA SDN BHD	Trading business	—	100.00	100.00	—	100.00	100.00	Malaysia
PT.POSCO INDONESIA INTI	Consulting	100.00	—	100.00	100.00	—	100.00	Indonesia
POSCO INTERNATIONAL SHANGHAI CO., LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	China
POSCO INTERNATIONAL INDIA PVT., LTD	Trading business	—	100.00	100.00	—	100.00	100.00	India
POSCO(Dalian) IT Center Development Co., Ltd.	Real estate development and investment	—	—	—	—	100.00	100.00	China
PT. POSCO E&C INDONESIA	Civil engineering and construction	—	100.00	100.00	—	100.00	100.00	Indonesia
HUME COAL PTY LTD	Raw material manufacturing	—	100.00	100.00	—	100.00	100.00	Australia
Brazil Sao Paulo Steel Processing Center	Steel manufacturing and sales	—	76.00	76.00	—	76.00	76.00	Brazil
POSCO ENGINEERING & CONSTRUCTION DO BRAZIL LTDA.	Construction	—	100.00	100.00	—	100.00	100.00	Brazil
POSCO ASSAN TST STEEL INDUSTRY Inc	Steel manufacturing and sales	—	70.00	70.00	60.00	10.00	70.00	Turkiye
HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.	Real estate development and investment	—	100.00	100.00	—	100.00	100.00	Hongkong
JB CLARK HILLS	Apartment construction	—	70.00	70.00	—	70.00	70.00	Philippines
POS-LT Pty Ltd	Lithium mining investment	—	100.00	100.00	—	100.00	100.00	Australia
ZHEJIANG POSCO-HUAYOU ESM CO., LTD	Anode material manufacturing	14.67	45.33	60.00	14.67	45.33	60.00	China
POSCO Argentina S.A.U.	Mineral exploration/manufacturing/sales	100.00	—	100.00	100.00	—	100.00	Argentina
GRAIN TERMINAL HOLDING PTE. LTD.	Trading business	—	75.00	75.00	—	75.00	75.00	Singapore
Mykolaiv Milling Works PJSC.	Grain trading	—	100.00	100.00	—	100.00	100.00	Ukraine
Yuzhnaya Stevedoring Company Limited LLC.	Cargo handling	—	100.00	100.00	—	100.00	100.00	Ukraine
Posco International (Thailand) Co., Ltd.	Trade	—	100.00	100.00	—	100.00	100.00	Thailand
PT POSCO INTERNATIONAL INDONESIA	Trade	—	100.00	100.00	—	100.00	100.00	Indonesia
PEC POWERCON SDN. BHD.	Construction and engineering service	—	100.00	100.00	—	100.00	100.00	Malaysia
Poland Legnica Sourcing Center Sp. z o.o	Non-ferrous metal Smetling	100.00	—	100.00	100.00	—	100.00	Poland
POSCO INTERNATIONAL E&P MALAYSIA SDN. BHD.	Extraction of Crude petroleum and Natural gas	—	100.00	100.00	—	100.00	100.00	Malaysia
AGPA PTE. LTD.	Holding company	—	100.00	100.00	—	100.00	100.00	Singapore
Senex Holdings PTY LTD(*1)	Resource Development	—	50.10	50.10	—	50.10	50.10	Australia
Posco International Mexico e-Mobility S.A DE C.V.	Electric Vehicle Parts Manufacturing	—	100.00	100.00	—	100.00	100.00	Mexico
Posco Future Materials Canada Inc.	Holding company	—	100.00	100.00	—	100.00	100.00	Canada
ULTIUM CAM GP INC.	Holding company	—	85.00	85.00	—	85.00	85.00	Canada
ULTIUM CAM LIMITED PARTNERSHIP	Anode material manufacturing	—	85.00	85.00	—	85.00	85.00	Canada
POSCO(Wuhan) Automotive Processing Center Co.,Ltd	Steel manufacturing and sales	68.57	31.43	100.00	68.57	31.43	100.00	China
POSCO BRAZIL LTDA	Office Administration, Management Consulting	—	100.00	100.00	—	100.00	100.00	Brazil
Port Hedland Green Steel Pty Ltd	Iron and steel manufacturing	—	100.00	100.00	—	100.00	100.00	Australia
PT AGPA REFINERY COMPLEX	Animal/vegetable oil manufacturing	—	60.00	60.00	—	60.00	60.00	Indonesia
POSCO MOBILITY SOLUTION POLAND Sp. z o.o.,	Manufacturing, automobile motor parts	—	100.00	100.00	—	100.00	100.00	Poland
PT POSCO INTERNATIONAL ENP INDONESIA	Crude oil and natural gas	—	100.00	100.00	—	100.00	100.00	Indonesia
POSCO INTERNATIONAL E&P USA Inc.	Carbon capture and storage, resource development	—	100.00	100.00	—	100.00	100.00	USA
POSCO FLOW CANADA INC.	Transporting and warehousing	—	100.00	100.00	—	100.00	100.00	Canada
POSCO FLOW (Shanghai) Co.,Ltd	Transporting	—	100.00	100.00	—	100.00	100.00	China
POSCO (BEIJING) Trading Co., Ltd.	Trade	—	100.00	100.00	—	—	—	China

(*1)	Senex Holdings PTY LTD includes 19 subsidiaries including Senex Energy Limited.

The controlling company’s interests in the subsidiaries decreased by ~~W~~15,440 million (POSCO HY Clean Metal Co., Ltd. and others) and increased by ~~W~~250,363 million (POSCO INTERNATIONAL Corporation and others) in 2024 and 2023, respectively, as a result of changes in the Company’s ownership interest in subsidiaries that did not result in a loss of control.

POSCO HOLDINGS INC. received dividends of ~~W~~1,403,415 million and ~~W~~441,113 million from its subsidiaries in aggregate in 2024 and 2023, respectively.

As of December 31, 2024, there are no significant restrictions on the ability of subsidiaries to transfer funds to the controlling company, such as in the form of cash dividends, repayment of loans or payment of advances.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

1. General Information (cont’d)

(c)	Summarized financial information of principal subsidiaries as of and for the years ended December 31, 2024 and 2023 are as follows:

1) As of and for the year ended December 31, 2024

(in millions of Won)
Company	Assets	Liabilities	Equity	Sales	Net income (loss)
[Domestic]
POSCO	45,681,401	12,574,873	33,106,528	37,556,523	901,542
POSCO Eco & Challenge Co., Ltd.	7,370,054	3,940,069	3,429,985	9,161,904	36,177
POSCO STEELEON Co., Ltd.	530,860	154,751	376,108	1,175,769	32,358
POSCO DX	871,043	356,499	514,543	1,440,386	86,759
eNtoB Corporation	186,221	116,120	70,101	1,018,894	4,683
POSCO FUTURE M CO.,LTD.	6,765,713	3,980,328	2,785,385	3,608,988	(222,038)
POSCO M-TECH	149,758	37,945	111,813	346,628	568
POSCO INTERNATIONAL Corporation	12,692,301	6,981,884	5,710,417	27,388,739	510,930
POSCO MOBILITY SOLUTION	957,411	406,888	550,523	1,179,247	(35,088)
POSCO-Pilbara LITHIUM SOLUTION Co., Ltd.	1,254,635	1,038,612	216,023	30,237	(122,852)
QSONE Co.,Ltd.	232,238	44,188	188,050	23,087	8,852

(in millions of Won)
					Net income
Company	Assets	Liabilities	Equity	Sales	(loss)
[Foreign]
POSCO America Corporation	182,232	8,496	173,737	13,260	6,839
POSCO AUSTRALIA PTY LTD(*1)	1,030,657	72,827	957,831	147,136	80,352
POSCO Asia Co., Ltd.	917,019	621,154	295,864	64,318	(8,867)
POSCO-CTPC Co., Ltd.	108,172	47,479	60,692	264,923	—
POSCO (Zhangjiagang) Stainless Steel Co.,Ltd.	1,047,884	654,532	393,352	3,042,140	(129,933)
POSCO (Thailand) Company Limited	197,326	77,129	120,197	407,074	2,400
Qingdao Pohang Stainless Steel Co., Ltd.	135,759	33,597	102,162	211,357	(14,197)
POSCO (Suzhou) Automotive Processing Center Co., Ltd.	441,569	252,305	189,265	783,814	(2,773)
POSCO-China Holding Corp.	1,018,689	512,006	506,683	20,500	(17,866)
POSCO JAPAN Co., Ltd.	212,669	8,031	204,638	15,989	2,985
POSCO-India Pune Processing Center. Pvt. Ltd.	209,999	156,856	53,144	483,584	1,129
POSCO Japan PC CO.,LTD	352,915	262,886	90,028	615,346	6,430
POSCO-CFPC Co., Ltd.	331,811	257,870	73,941	980,637	(96)
POSCO MPPC S.A. de C.V.	661,110	536,852	124,258	1,008,224	3,709
POSCO-VIETNAM Co., Ltd.	350,524	337,418	13,106	835,631	1,136
POSCO MEXICO S.A. DE C.V.	749,960	475,331	274,629	999,807	16,243
POSCO Thainox Public Company Limited	512,321	115,149	397,172	576,912	14,948
POSCO Center Beijing	457,044	253,675	203,369	32,514	1,065
POSCO COATED STEEL (THAILAND) CO., LTD.	324,391	228,055	96,336	402,981	(3,165)
POSCO INTERNATIONAL AMARA Co., Ltd.	322,963	479,031	(156,068)	43,629	(45,325)
POSCO VST CO., LTD.	304,235	224,360	79,875	510,914	15,771
POSCO Maharashtra Steel Private Limited	1,471,597	695,297	776,300	1,785,238	180,957
POSCO INDIA PROCESSING CENTER PRIVATE LIMITED	424,014	310,883	113,131	1,003,522	9,669
POSCO(Liaoning) Automotive Processing Center Co., Ltd.	89,444	31,260	58,184	209,207	2,339
POSCO YAMATO VINA STEEL JOINT STOCK COMPANY	466,488	142,002	324,486	423,938	(24,091)
PT. KRAKATAU POSCO ENERGY	296,566	89,437	207,130	34,777	12,578
POSCO INTERNATIONAL AMERICA CORP.	726,447	489,622	236,825	2,651,352	54,727
POSCO INTERNATIONAL Deutschland GMBH	503,928	488,965	14,963	1,099,624	(2,776)
POSCO INTERNATIONAL JAPAN CORP.	998,144	821,148	176,996	2,966,044	21,235
POSCO INTERNATIONAL SINGAPORE PTE. LTD.	217,546	194,011	23,534	3,225,062	6,560
POSCO INTERNATIONAL ITALIA S.R.L.	291,810	271,429	20,381	862,642	2,321
PT. KRAKATAU POSCO(*1)	3,523,003	2,874,800	648,203	2,817,274	(168,700)

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

1. General Information (cont’d)

(in millions of Won)
					Net income
Company	Assets	Liabilities	Equity	Sales	(loss)
[Foreign]
POSCO ASSAN TST STEEL INDUSTRY Inc	568,566	568,513	53	503,646	(23,238)
POSCO AMERICA ALABAMA PROCESSING CENTER CO., LTD.	204,257	192,542	11,715	347,192	(7,963)
POSCO Argentina S.A.U.	2,786,535	1,260,950	1,525,585	3,203	(128,649)
POSCO-MKPC SDN BHD	164,150	72,783	91,367	257,822	7,271
Senex Holdings PTY LTD(*1)	2,269,190	910,149	1,359,041	268,350	16,389

(*1)

Summarized financial information of POSCO AUSTRALIA PTY LTD, PT. KRAKATAU POSCO and Senex Holdings PTY LTD, a subsidiary of POSCO HOLDINGS INC., are based on its consolidated financial information. The financial information of the other entities is based on separate financial statements of each entity.

2) As of and for the year ended December 31, 2023

(in millions of Won)
					Net income
Company	Assets	Liabilities	Equity	Sales	(loss)
[Domestic]
POSCO	45,825,529	12,716,600	33,108,929	38,971,567	1,179,665
POSCO Eco & Challenge Co., Ltd.	7,861,704	4,455,205	3,406,499	9,534,592	198,203
POSCO STEELEON Co., Ltd.	529,525	174,724	354,801	1,132,510	32,276
POSCO DX	871,343	418,446	452,897	1,445,326	88,527
eNtoB Corporation	164,228	97,127	67,101	1,110,222	8,491
POSCO FUTURE M CO.,LTD.	5,756,556	3,327,874	2,428,682	4,457,201	32,140
POSCO M-TECH	154,927	39,170	115,757	341,410	4,868
POSCO INTERNATIONAL Corporation	12,565,027	7,170,143	5,394,884	28,536,917	632,519
POSCO MOBILITY SOLUTION	1,036,342	448,319	588,023	1,432,416	(24,265)
POSCO-Pilbara LITHIUM SOLUTION Co., Ltd.	898,301	558,449	339,852	4,673	(34,198)
QSONE Co.,Ltd.(*1)	232,848	53,646	179,202	18,044	6,037

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

1. General Information (cont’d)

(in millions of Won)
					Net income
Company	Assets	Liabilities	Equity	Sales	(loss)
[Foreign]
POSCO America Corporation	153,900	7,980	145,920	12,231	16,690
POSCO AUSTRALIA PTY LTD(*2)	1,322,381	133,612	1,188,769	224,985	152,896
POSCO Asia Co., Ltd.	1,130,637	862,642	267,995	83,539	16,275
POSCO-CTPC Co., Ltd.	113,805	59,166	54,639	250,167	1,093
POSCO (Zhangjiagang) Stainless Steel Co.,Ltd.	936,933	459,269	477,664	3,359,087	(169,873)
POSCO (Thailand) Company Limited	185,280	82,456	102,824	440,532	(3,621)
Qingdao Pohang Stainless Steel Co., Ltd.	128,820	23,453	105,367	296,883	(13,362)
POSCO (Suzhou) Automotive Processing Center Co., Ltd.	371,734	198,451	173,283	729,700	6,364
POSCO-China Holding Corp.	986,501	515,610	470,891	31,329	(22,326)
POSCO JAPAN Co., Ltd.	201,184	5,300	195,884	16,453	3,705
POSCO-India Pune Processing Center. Pvt. Ltd.	222,439	175,594	46,845	436,248	1,576
POSCO Japan PC CO.,LTD	335,780	254,557	81,223	623,375	9,079
POSCO-CFPC Co., Ltd.	296,489	229,961	66,528	843,934	1,900
POSCO MPPC S.A. de C.V.	521,303	415,819	105,484	934,346	(278)
POSCO-VIETNAM Co., Ltd.	309,476	299,054	10,422	737,530	(5,594)
POSCO MEXICO S.A. DE C.V.	726,121	500,597	225,524	846,600	(8,530)
POSCO Thainox Public Company Limited	433,638	100,506	333,132	551,000	(4,170)
POSCO Center Beijing	427,898	246,190	181,708	37,028	5,623
POSCO COATED STEEL (THAILAND) CO., LTD.	307,619	220,259	87,360	386,992	1,459
POSCO INTERNATIONAL AMARA Co., Ltd.	306,105	400,124	(94,019)	33,288	(21,723)
POSCO VST CO., LTD.	251,525	196,382	55,143	547,889	(36,723)
POSCO Maharashtra Steel Private Limited	1,319,232	791,431	527,801	1,763,374	58,669
POSCO INDIA PROCESSING CENTER PRIVATE LIMITED	344,678	251,870	92,808	896,860	13,268
POSCO Vietnam Processing Center. Co.,Ltd	238,694	127,038	111,656	577,064	7,003
POSCO(Liaoning) Automotive Processing Center Co., Ltd.	99,186	48,858	50,328	229,524	3,718
POSCO YAMATO VINA STEEL JOINT STOCK COMPANY	434,496	127,087	307,409	395,261	8,993
PT. KRAKATAU POSCO ENERGY	263,986	94,202	169,784	34,158	13,895
POSCO INTERNATIONAL AMERICA CORP.	629,533	473,572	155,961	2,282,133	29,445
POSCO INTERNATIONAL Deutschland GMBH	400,762	384,113	16,649	946,974	3,413
POSCO INTERNATIONAL JAPAN CORP.	895,043	744,065	150,978	2,939,318	27,022
POSCO INTERNATIONAL SINGAPORE PTE. LTD.	294,527	280,090	14,437	3,025,822	7,452
POSCO INTERNATIONAL ITALIA S.R.L.	226,148	209,374	16,774	777,756	1,498
PT. KRAKATAU POSCO	3,475,929	2,747,948	727,981	3,130,551	65,827

(in millions of Won)
					Net income
Company	Assets	Liabilities	Equity	Sales	(loss)
[Foreign]
POSCO ASSAN TST STEEL INDUSTRY	471,071	456,913	14,158	416,096	(73,032)
POSCO AMERICA ALABAMA PROCESSING CENTER CO., LTD.	152,896	135,087	17,809	251,884	(3,025)
POSCO Argentina S.A.U.	1,658,879	542,525	1,116,354	—	(73,807)
POSCO-MKPC SDN BHD	132,043	59,916	72,127	244,754	8,770
Senex Holdings PTY LTD(*2)	1,623,493	802,259	821,234	246,493	14,239

(*1)	The sales and net income occurred after the inclusion as a subsidiary.
(*2)

Summarized financial information of POSCO AUSTRALIA PTY LTD and Senex Holdings PTY LTD, a subsidiary of POSCO HOLDINGS INC., are based on its consolidated financial information. The financial information of the other entities is based on separate financial statements of each entity.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

1. General Information (cont’d)

(d)	Details of non-controlling interests by entity as of and for the years ended December 31, 2024 and 2023 are as follows:

1) As of and for the year ended December 31, 2024

(in millions of Won)	POSCO INTERNATIONAL Corporation	POSCO FUTURE M CO., LTD	POSCO Eco & Challenge CO., LTD.	POSCO DX
Current assets	8,268,175	2,112,748	5,217,785	676,688
Non-current assets	9,068,151	5,819,711	2,444,945	215,765
Current liabilities	6,659,697	1,570,070	3,342,723	355,027
Non-current liabilities	3,327,166	3,041,884	806,239	11,528
Equity	7,349,463	3,320,506	3,513,768	525,898
Non-controlling interests	1,089,512	700,123	1,498,967	169,964
Sales	32,340,793	3,699,944	9,468,701	1,473,291
Profit (loss) for the period	503,410	(231,338)	50,986	88,599
Profit (loss) attributable to non-controlling interests	104,424	(78,781)	39,225	29,331
Cash flows from operating activities	876,881	670,850	13,430	97,800
Cash flows from investing activities	(846,138)	(1,810,360)	(76,358)	(12,603)
Cash flows from financing activities	(176,074)	1,375,379	(360,662)	(17,219)
Effect of exchange rate fluctuation on cash held	65,672	18,768	14,878	1,039
Net increase (decrease) in cash and cash equivalents	(79,659)	235,869	(408,712)	69,017

2) As of and for the year ended December 31, 2023

(in millions of Won)	POSCO INTERNATIONAL Corporation	POSCO FUTURE M CO., LTD	POSCO Eco & Challenge CO., LTD.	POSCO DX
Current assets	8,077,260	2,411,881	5,859,803	661,856
Non-current assets	8,540,488	3,922,712	2,335,886	227,952
Current liabilities	6,275,479	1,396,408	4,106,980	421,367
Non-current liabilities	3,717,507	2,326,719	610,218	6,991
Equity	6,624,762	2,611,466	3,478,491	461,449
Non-controlling interests	1,121,823	666,420	1,514,203	149,812
Sales	33,132,821	4,759,871	10,165,708	1,485,876
Profit for the period	680,419	4,435	176,618	92,128
Profit attributable to non-controlling interests	141,618	25,365	88,943	30,506
Cash flows from operating activities	1,076,436	(444,846)	(294,596)	21,821
Cash flows from investing activities	(27,128)	(1,031,418)	318,890	19,264
Cash flows from financing activities	(1,225,373)	1,591,574	78,748	(12,975)
Effect of exchange rate fluctuation on cash held	15,221,866	(7,111)	1,444	39
Net increase (decrease) in cash and cash equivalents	(176,065)	108,199	104,487	28,148

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

1. General Information (cont’d)

(e)	Details of associates and joint ventures

1) Associates

Details of associates as of December 31, 2024 and 2023 are as follows:

		Ownership (%)
Investee	Category of business	2024	2023	Region
[Domestic]
New Songdo International City Development, LLC	Real estate rental	29.90	29.90	Incheon
Gale International Korea, LLC	Real estate rental	29.90	29.90	Incheon
KONES, Corp.	Technical service	27.41	27.41	Gyeongju
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd	Real estate development	29.53	29.53	Chungju
DAEHO GLOBAL MANAGEMENT CO., LTD.	Investment advisory service	35.82	35.82	Pohang
Gunggi Green Energy(*1)	Electricity generation	19.00	19.00	Hwaseong
Pohang Special Welding Co.,Ltd.	Welding material and tools manufacturing and sales	50.00	50.00	Pohang
EQP POSCO Global NO1 Natural Resources Private Equity Fund	Investment in new technologies	27.23	27.23	Seoul
KC Chemicals CORP.(*1)	Machinery manufacturing	18.76	18.76	Hwaseong
Chun-cheon Energy Co., Ltd	Electricity generation	49.10	49.10	Chuncheon
Noeul Green Energy(*1)	Electricity generation	10.00	10.00	Seoul
Posco-IDV Growth Ladder IP Fund(*1)	Investment in new technologies	17.86	17.86	Seoul
DaeSung SnM Co., Ltd.(*5)	Steel sales	—	17.54	Busan
Pohang E&E Co., LTD	Investment in waste energy	30.00	30.00	Pohang
POSCO Energy Valley Fund	Investment in new technologies	20.00	20.00	Pohang
Posco Agri-Food Export Fund(*4)	Investment in new technologies	—	30.00	Seoul
Posco Culture Contents Fund	Investment in new technologies	31.68	31.67	Seoul
PCC Amberstone Private Equity Fund 1(*1)	Investment in new technologies	8.80	8.80	Seoul
UITrans LRT Co., Ltd.	Transporting	38.19	38.19	Seoul
POSCO Advanced Technical Staff Fund(*1)	Investment in new technologies	15.87	15.87	Seoul
POSCO 4th Industrial Revolution Fund(*1)	Investment in new technologies	19.05	19.05	Seoul
Pureun Tongyeong Enviro Co., Ltd.	Sewerage treatment	20.40	20.40	Tongyeong
Pure Gimpo Co., Ltd.	Construction	28.79	28.79	Gimpo
Posgreen Co., Ltd.(*1)	Lime and plaster manufacturing	19.00	19.00	Gwangyang
Clean Iksan Co., Ltd.	Construction	23.50	23.50	Iksan
Innovalley Co., Ltd.	Real estate development	29.48	29.48	Yongin
BLUE OCEAN Private Equity Fund	Private equity financial	27.52	27.52	Seoul
Pocheon-Hwado Highway Corp.	Investment in Expressway	27.89	27.89	Incheon
INNOPOLIS Job Creation Fund II(*1)	Investment in new technologies	6.13	6.13	Seoul
Samcheok Blue Power Co.,Ltd.	Generation of electricity	34.00	34.00	Samcheok
INKOTECH, INC.(*1)	Electricity generation and sales	10.00	10.00	Seoul
PCC Social Enterprise Fund II(*1)	Investment in new technologies business	16.67	16.67	Seoul
PCC-Conar No.1 Fund(*1)	Investment in new technologies business	14.88	15.49	Pohang
HYOCHUN Co., Ltd(*1)	Screen door operation and other	18.00	18.00	Seoul
IBKC-PCC 1st Fund(*1)	Investment in new technologies business	18.18	18.18	Pohang
PCC-Woori LP secondary Fund(*1)	Investment in new technologies business	18.85	18.85	Pohang
Link City PFV Inc.	Contruction, housing construction and sales	44.00	44.00	Uijeongbu
BNH-POSCO Bio Healthcare Fund(*1)	Investment in new technologies business	18.14	18.14	Pohang
PCC-BM Project Fund(*1)	Investment in new technologies business	8.77	8.77	Pohang
Energy Innovation Fund I(*1)	Investment in new technologies business	10.11	10.11	Pohang
Consus PS development Professional Private Real Estate Fund	Real estate development	50.00	50.00	Seoul
POSTECH Holdings 4th Fund	Private Investment Association	40.00	40.00	Pohang
SNU STH IP Fund	Private Investment Association	33.33	33.33	Seoul
PCC-BM Project Fund 2(*4)	Investment in new technologies business	—	13.70	Pohang
G&G Technology Innovation Fund No.1(*1)	Investment in new technologies business	13.97	13.97	Seongnam
PCC-KAI Secondary I Fund(*1)	Investment in new technologies business	19.12	19.12	Seoul
2021 PCC Bio New Technology Fund(*1)	Investment in new technologies	5.45	5.45	Pohang
Consus BG Private Real Estate Fund No.2	Real estate development	50.00	50.00	Seoul
Consus NewDeal Infra Development Specialized Private Special Asset Investment Trust 1	Investment Association	40.00	40.00	Seoul
Hybrid ESG Secondary Venture No.1(*1)	Investment Association	18.27	18.27	Pohang
PCC-Bailey Project Fund(*1)	Investment in new technologies business	7.27	7.27	Pohang
CR Inotech Co., Ltd.(*1)	Manufacturing	19.00	19.00	Gwangyang
Posco JK Solid Solution Co., ltd.	Material manufacturing for rechargeable battery	40.00	40.00	Yangsan
PCC-Xinova PRE-IPO Fund(*1)	Investment in new technologies business	0.91	0.91	Pohang
Consus OS Private Real Estate Fund 2	Real estate development	50.00	50.00	Seoul
C&P Advanced Material Technology Co., Ltd.(*2)	Precursor manufacturing and sales	20.00	—	Pohang
P&O Chemical Co., Ltd(*3)	Chemical production	51.00	—	Gwangyang

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

1. General Information (cont’d)

		Ownership (%)
Investee	Category of business	2024	2023	Region
[Foreign]
POSCHROME (PROPRIETARY) LIMITED	Raw material manufacturing and sales	50.00	50.00	South Africa
CAML RESOURCES PTY LTD	Raw material manufacturing and sales	33.34	33.34	Australia
PT. Wampu Electric Power	Construction and civil engineering	20.00	20.00	Indonesia
POSK(Pinghu) Steel Processing Center Co., Ltd.	Steel processing and sales	20.00	20.00	China
PT.INDONESIA POS CHEMTECH CHOSUN Ref	Refractory manufacturing and sales	30.19	30.19	Indonesia
NS-Thainox Auto Co., Ltd.	Stainless sales and transporting	49.00	49.00	Thailand
PT. Tanggamus Electric Power(*1)	Construction and civil engineering	17.50	17.50	Indonesia
LLP POSUK Titanium	Titanium manufacturing and sales	35.30	35.30	Kazakhstan
IMFA ALLOYS FINLEASE LTD	Raw material manufacturing and sales	24.00	24.00	India
KRAKATAU POS-CHEM DONG-SUH CHEMICAL(*1)	Chemical by-product manufacturing and sales	19.00	19.00	Indonesia
9404-5515 Quebec Inc.	Investments management	25.85	25.85	Canada
Hamparan Mulya	Resource development	45.00	45.00	Indonesia
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd.	Steel manufacturing and sales	25.00	25.00	China
Eureka Moly LLC(*5)	Raw material manufacturing and sales	—	20.00	USA
KIRIN VIETNAM CO., LTD(*4)	Panel manufacturing	—	19.00	Vietnam
POSCO SeAH Steel Wire(Nantong) Co., Ltd.	Steel processing and sales	25.00	25.00	China
POS-SeAH Steel Wire (Thailand) Co., Ltd.	Steel manufacturing and sales	25.00	25.00	Thailand
Jupiter Mines Limited(*1)	Resource development	6.89	6.89	Australia
SAMHWAN VINA CO., LTD(*1)	Steel manufacturing and sales	17.26	17.26	Vietnam
Saudi-Korean Company for Maintenance Properties Management LLC(*1)	Building management	19.00	19.00	Saudi Arabia
NCR LLC	Coal sales	22.05	22.05	Canada
AMCI (WA) PTY LTD	Iron ore sales & mine development	49.00	49.00	Australia
SHANGHAI LANSHENG DAEWOO CORP.	Trading	49.00	49.00	China
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.	Trading	49.00	49.00	China
General Medicines Company Ltd.	Medicine manufacturing and sales	33.00	33.00	Sudan
KOREA LNG LTD.	Gas production and sales	20.00	20.00	England
AES-VCM Mong Duong Power Company Limited	Electricity generation	30.00	30.00	Vietnam
South-East Asia Gas Pipeline Company Ltd.	Pipeline construction and management	25.04	25.04	Myanmar
GLOBAL KOMSCO Daewoo LLC	Cotton celluloid manufacturing and sales	35.00	35.00	Uzbekistan
POSCO-Poggenamp Electrical Steel Pvt. Ltd.	Steel processing and sales	26.00	26.00	India
Qingdao Pohang DGENX Stainless SteelPipeCo., Ltd	Exhaust meter manufacturing	40.00	40.00	China
SHINPOONG DAEWOO PHARMA VIETNAM CO.,LTD(*1)	Medicine production	3.42	3.42	Vietnam
ZHEJIANG HUAYOU-POSCO ESM CO., LTD	Anode material Production	40.00	40.00	China
MONG DUONG FINANCE HOLDINGS B.V.	Financial Holdings	30.00	30.00	Netherlands
FQM Australia Holdings Pty Ltd	Non-ferrous metal Mining	24.32	24.32	Australia
Qingdao ZhongShou New Energy Technology Co.,Ltd(*1)	Artificial Graphite manufacturing	13.00	13.00	China
Black Rock Mining LTD(*1)	Mining	10.07	11.72	Australia
Inner Mongolia Sinuo New Material Technology Co.,Ltd(*1)	Artificial Graphite manufacturing	12.85	12.85	China
ZHANGJIAGANG XIAO-SHA COIL SERVICE CENTER CO.,LTD(*1)	Steel processing and sales	17.50	17.50	China
AJI Marketing and Sales, LLC(*2)	Coal sales	22.05	—	USA

(*1)	The Group has determined that it has significant influence even though the Group’s percentage of ownership is less than 20% considering the composition of board of directors.
(*2)	During the year ended December 31, 2024, the entities were included as associates.
(*3)	During the year ended December 31, 2024, the entity was excluded from a subsidiary and classified as an associate.
(*4)	During the year ended December 31, 2024, the entities were excluded from associates due to liquidation.
(*5)	During the year ended December 31, 2024, the entities were excluded from associates due to sale of interest.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

1. General Information (cont’d)

2) Joint ventures

Details of joint ventures as of December 31, 2024 and 2023 are as follows:

	Category of business	Ownership (%)
Investee		2024	2023	Region
[Domestic]
POSCO MC MATERIALS	Steel processing and sales	60.00	60.00	Gwangyang
POSCO-KB Shipbuilding Restructuring Fund	Investment in new technologies	18.75	18.75	Seoul
POSCO-NSC Venture Fund	Investment in new technologies	16.67	16.67	Seoul
PoscoPlutus Project 3rd Project fund	Investment in new technologies	5.96	5.96	Seoul
PCC Bio 2nd Fund	Investment in new technologies	19.72	19.72	Seoul
Union PCC Portfolio Fund	Investment in new technologies	14.12	14.12	Seoul
Eco Energy Solution Co., ltd.	Service	50.00	50.00	Seoul
FLOW K CO., Ltd.(*1)	Logistics and warehousing	40.00	—	Gwangyang
SNNC	Raw material manufacturing and sales	49.00	49.00	Gwangyang
[Foreign]
KOBRASCO	Steel materials manufacturing and sales	50.00	50.00	Brazil
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	Steel processing and sales	25.00	25.00	China
POSCO-SAMSUNG-Slovakia Processing Center	Steel processing and sales	30.00	30.00	Slovakia
YULCHON MEXICO S.A. DE C.V.	Tube for automobile manufacturing	11.85	11.85	Mexico
Hyunson Engineering & Construction HYENCO	Construction	4.89	4.89	Algeria
POSCO E&C Saudi Arabia	Civil engineering and construction	40.00	40.00	Saudi Arabia
Pos-Austem Suzhou Automotive Co., Ltd	Automotive parts manufacturing	19.90	19.90	China
POS-InfraAuto (Suzhou) Co., Ltd	Automotive parts manufacturing	16.20	16.20	China
POS-AUSTEM YANTAI AUTOMOTIVE CO., LTD	Automotive parts manufacturing	11.10	11.10	China
POS-AUSTEM WUHAN AUTOMOTIVE CO., LTD	Automotive parts manufacturing	7.43	7.43	China
DMSA/AMSA	Energy & resource development	3.89	3.89	Madagascar
Roy Hill Holdings Pty Ltd	Energy & resource development	12.50	12.50	Australia
POSCO-NPS Niobium LLC	Mine development	50.00	50.00	USA
HBIS-POSCO Automotive Steel Co., Ltd	Steel manufacturing and sales	50.00	50.00	China
PT NICOLE METAL INDUSTRY	Nickel smelting	49.00	49.00	Indonesia
Hydrogen Duqm LLC(*1)	Green hydrogen/Ammonia product business development	44.80	—	Oman
Nickel Mining Company SAS	Raw material manufacturing and sales	49.00	49.00	New Caledonia

(*1)	During the year ended December 31, 2024, the entities were newly included as joint ventures.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

1. General Information (cont’d)

(f)	New subsidiaries

Consolidated subsidiaries acquired or newly established during the year ended December 31, 2024 are as follows:

Company	Date of addition	Ownership (%)	Reason
POSCO CNGR Nickel Solution	January 2024	60.00	New establishment
POSCO CVC Scale-Up Fund	May 2024	60.00	New establishment
SK Solar Plant	July 2024	100.00	Acqusition
POSCO ZT AIR SOLUTION	August 2024	75.10	New establishment
RNR logistics	September 2024	100.00	Acqusition
POSCO (BEIJING) Trading Co., Ltd.	December 2024	100.00	New establishment
Mastern No.123 Yeoju Samgyo PFV CO., Ltd	December 2024	100.00	Acqusition

(g)	Loss of control

Subsidiaries for which the Group has lost control during the year ended December 31, 2024 are as follows:

Company	Date of exclusion	Reason
POSCO INTERNATIONAL POWER (PNGLAE) LTD.	June 2024	Divestiture
MYANMAR POSCO E&C (ENGINEERING & CONSTRUCTION) COMPANY LIMITED	October 2024	Liquidation
POSCO WIDE-CHINA CO.,LTD.	November 2024	Liquidation
P&O Chemical Co., Ltd.	December 2024	Reclassification from subsidiary to associate due to articles of incorporation amendment
POSCO(Dalian) IT Center Development Co., Ltd.	December 2024	Divestiture

2. Statement of Compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”), enacted by the Act on External Audit of Stock Companies in the Republic of Korea.

The consolidated financial statements were authorized for issue by the Board of Directors on February 5, 2025 and will be submitted for approval at the shareholders’ meeting to be held on March 20, 2025.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

2. Statement of Compliance (cont’d)

Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis, except for the following material items in the statement of financial position, as described in the accounting policy below.

(a)	Derivatives instruments measured at fair value

(b)	Financial instruments measured at fair value through profit or loss

(c)	Financial instruments measured at fair value through other comprehensive income

(d)	Defined benefit liabilities measured at the present value of the defined benefit obligation less the fair value of the plan assets

Functional and presentation currency

The financial statements of POSCO HOLDINGS INC. and its subsidiaries are prepared in functional currency of the respective operation. These consolidated financial statements are presented in Korean Won, which is POSCO HOLDINGS INC.’s functional currency which is the currency of the primary economic environment in which POSCO HOLDINGS INC. operates.

Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

(a)	Judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Note 1 - Subsidiaries, associates and joint ventures

•	Note 11 - Investments in associates and joint ventures

•	Note 12 - Joint operations

(b)	Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next fiscal year is included in the following notes:

•	Note 15 - Goodwill and other intangible assets, net

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

2. Statement of Compliance (cont’d)

•	Note 20 - Provisions

•	Note 21 - Employee benefits

•	Note 23 - Financial instruments

•	Note 29 - Revenue – contract balances

•	Note 35 - Income taxes

•	Note 38 - Commitments and contingencies

(c)	Measurement of fair value

The Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has an established control framework with respect to the measurement of fair values. This includes the valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

Significant valuation issues are reported to the Group’s Audit Committee.

When measuring the fair value of an asset or a liability, the Group uses market observable data to the greatest extent possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 - inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 - inputs for the assets or liabilities that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about the assumptions made in measuring fair values is included in the following note:

•	Note 23 - Financial instruments

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

2. Statement of Compliance (cont’d)

Changes in Accounting Policies

Except for the standards and amendments applied for the first time for the reporting period commenced January 1, 2024 described below, the accounting policies applied by the Group in the consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2023.

(a)	Amendments to KIFRS 1116: Lease Liability in a Sale and Leaseback

The amendments to KIFRS 1116 specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. The amendments had no impact on the Group’s consolidated financial statements.

(b)	Amendments to KIFRS 1001: Classification of Liabilities as Current or Non-current

The amendments to KIFRS 1001 specify the requirements for classifying liabilities as current or non-current.

The amendments clarify:

•	what is meant by a right to defer settlement;

•	that a right to defer must exist at the end of the reporting period;

•	that classification is unaffected by the likelihood that an entity will exercise its deferral rights; and

•

that if under the condition that an entity settles the liability by transferring its equity instruments, the option is classified as equity instrument and the option is recognized separate from the liability as a component of equity for hybrid financial instrument, there is no impact on current or non-current classification.

In addition, an entity is required to disclose when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months. The amendments had no impact on the classification of the Group’s liabilities.

(c)	Amendments to KIFRS 1007 and KIFRS 1107: Supplier Finance Arrangements

The amendments to KIFRS 1007 Statement of Cash Flows and KIFRS 1107 Financial Instruments: Disclosures clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements. The disclosure requirements in the amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk. As a result of implementing the amendments, the Group has provided additional disclosures about its supplier finance arrangements. (See Note 23)

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

3. Material Accounting Policy Information

The material accounting policy information applied by the Group in preparation of its consolidated financial statements are included below. The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, except for those as disclosed in note 2.

Basis of consolidation

(a)	Business combinations

The Group accounts for business combinations applying the acquisition method.

(b)	Non-controlling interests

Non-controlling interests are measured at their proportionate share of the acquiree’s identifiable net assets at the acquisition date.

(c)	Subsidiaries

The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

(d)	Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(e)	Business combination of entities or businesses under common control

In a business combination of entities or businesses under common control, the assets acquired and liabilities acquired are recognized at their carrying amounts in the consolidated financial statements of the Group. The difference between the consideration transferred and the carrying amount of the net assets acquired is adjusted in capital surplus.

Foreign operations

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

3. Material Accounting Policy Information (cont’d)

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits, and short-term investments in highly liquid securities that are readily convertible to known amounts of cash with maturities of three months or less from the acquisition date and which are subject to an insignificant risk of changes in value. Equity investments are excluded from cash and cash equivalents.

Non-derivative financial assets

Trade receivables and debt securities issued are initially recognized when they are originated. All other financial assets are initially recognized when the Group becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) is initially measured at fair value plus, for an item not at financial assets measured at fair value through profit or loss, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

(a)	Financial assets measured at amortized cost

Financial assets measured at amortized cost are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, gains and losses on foreign currency translation and impairment losses are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

(b)	Equity instruments measured at fair value through other comprehensive income

On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income. This election is made on an investment-by-investment basis.

Equity instruments measured at fair value through other comprehensive income are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in other comprehensive income and never reclassified to profit or loss.

(c)	Financial assets measured at fair value through profit or loss

All financial assets not classified as measured at amortized cost of fair value through other comprehensive income as described above are measured at fair value through profit or loss. This includes all derivative financial assets. On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at fair value through other comprehensive income as at fair value through profit or loss if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

3. Material Accounting Policy Information (cont’d)

Financial assets measured at fair value through profit or loss are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

(e)	Derecognition of financial assets

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership. If a transfer does not result in derecognition because the Group has retained substantially all the risks and rewards of ownership of the transferred asset, the Group continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received.

Inventories

Inventory costs, except materials-in-transit in which costs are determined by using specific identification method, are determined by using the total average method or moving-weighted average method. The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The allocation of fixed production overheads to the costs of finished goods or work in progress are based on the normal capacity of the production facilities.

Non-current assets held for sale

Non-current assets or disposal groups comprising assets and liabilities that are expected to be recovered primarily through sale rather than through continuing use and are highly probable for immediate sale in their present condition are classified as held for sale.

Investment property

Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses. Depreciation methods, useful lives and residual values are identical to those applied for property, plant and equipment.

Property, plant and equipment

Property, plant and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and any accumulated impairment losses. The cost of property, plant and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and, when the Group has an obligation to remove the asset or restore the site, an estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

3. Material Accounting Policy Information (cont’d)

The cost of replacing a part of an item is recognized in the carrying amount of the item of property, plant and equipment, if the following recognition criteria are met:

(a) it is probable that future economic benefits associated with the item will flow to the Group, and

(b) the cost can be measured reliably.

The carrying amount of the replaced part is derecognized at the time the replacement part is recognized. The costs of the day-to-day servicing of the item are recognized in profit or loss as incurred.

Items of property, plant and equipment are depreciated from the date they are available for use or, in respect of self-constructed assets, from the date that the asset is completed and ready for use. Other than land, the costs of an asset less its estimated residual value are depreciated. Depreciation of property, plant and equipment is recognized in profit or loss on a straight-line basis, which most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset, over the estimated useful lives of each component of an item of property, plant and equipment. Land is not depreciated.

The estimated useful lives of property, plant and equipment are as follows:

Buildings	5-50 years
Structures	4-50 years
Machinery and equipment	2-25 years
Vehicles	3-20 years
Tools	3-20 years
Furniture and fixtures	3-20 years
Lease assets	2-45 years
Bearer plants	20 years

Borrowing costs

The Group capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. Financial assets, and inventories that are manufactured, or otherwise produced, over a short period of time, are not qualifying assets. Assets that are ready for their intended use or sale when acquired are not qualifying assets.

Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

3. Material Accounting Policy Information (cont’d)

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, certain intangible assets (i.e., club membership) do not have foreseeable limitations on the period during which they can be utilized, therefore, if the useful life of these intangible assets is assessed as indefinite, they are not being amortized.

Intellectual property rights	4-25 years
Development expense	3-5 years
Port facilities usage rights	4-75 years
Other intangible assets	2-15 years

Exploration for and evaluation of mineral resources

POSCO HOLDINGS INC. is engaged in exploration projects for mineral resources through subsidiaries, associates and joint ventures or other contractual arrangements. Expenditures related to the development of mineral resources are recognized as exploration or development intangible assets. The nature of these intangible assets are as follows:

(a)	Exploration and evaluation assets

Exploration and evaluation assets consist of expenditures for topographical studies, geophysical studies and trenching. These assets are reclassified as development assets when it is proved that the exploration has identified commercially viable mineral deposit.

(b)	Development assets

Upon completion of development and inception of extraction for commercial production of developed proved reserves, the development assets are reclassified as either property, plant and equipment or as intellectual property rights (mining rights) under intangible assets based on the nature of the capitalized expenditure.

Government grants

(a)	Grants related to assets

Government grants whose primary condition is that the Group purchases, constructs or otherwise acquires long-term assets are deducted from the carrying amount of the assets and recognized in profit or loss on a systematic and rational basis over the life of the depreciable assets.

(b)	Grants related to income

Government grants which are intended to compensate the Group for expenses incurred are deducted from the related expenses.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

3. Material Accounting Policy Information (cont’d)

Leases

1)	As a lessee

At inception or reassessment of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease and non-lease component on the basis of their relative stand-alone prices.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date. Generally, the Group uses its incremental borrowing rate as the discount rate.

The Group determines its incremental borrowing rate by obtaining interest rates from various external sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

The Group presents right-of-use assets in the same line item as is presents underlying assets of the same nature that it owns, and lease liabilities are included in other payables on the consolidated statement of financial position.

The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases, including IT equipment. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

2)	As a lessor

When the Group acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease. To classify each lease, the Group makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. The Group considers certain indicators such as whether the lease is for a major part of the economic life of the asset.

The Group leases out its investment properties. The Group classifies these leases as operating leases. The Group recognizes lease payments received under lease agreements as revenue on a straight-line basis over the lease term.

The Group provides subleases for assets such as vessels and others.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

3. Material Accounting Policy Information (cont’d)

Impairment for financial assets

The Group recognizes loss allowance for expected credit losses on:

•	financial assets measured at amortized cost

•	debt instruments measured at fair value through other comprehensive income

•	lease receivables, contractual assets, loan commitments, and financial guarantee contracts.

(a)	Judgments on credit risk

The Group assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due. The Group considers a financial asset to be in default when the borrower is unlikely to pay its credit obligations to the Group in full, without recourse by the Group to actions such as realizing security (if any is held). The Group considers a debt security to have low credit risk when its credit risk rating is equivalent to investment grade defined by reliable credit rating agencies.

(b)	Expected credit losses

Expected credit losses for financial assets measured at amortized cost are recognized in profit or loss. Loss allowances for financial assets measured at amortized cost are deducted from carrying amount of the assets. For debt instruments measured at fair value through other comprehensive income, the loss allowance is charged to profit or loss and is recognized in other comprehensive income.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

3. Material Accounting Policy Information (cont’d)

(c)	Credit-impaired financial assets

At each reporting date, the Group assesses whether financial assets measured at amortized cost and debt instrument measured at fair value through other comprehensive income are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Objective evidence that a financial asset or group of financial assets are impaired includes:

•	significant financial difficulty of the issuer or borrower

•	a breach of contract, such as a default or delinquency in interest or principal payments

•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider.

•	it becoming probable that the borrower will enter bankruptcy or other financial reorganization

•	the disappearance of an active market for the financial assets because of financial difficulties

(d)	Write-off

The gross carrying amount of a financial asset is written off when the Group has no reasonable expectations of recovering a financial asset in its entirety or a portion. The Group individually makes an assessment with respect to the timing and amount of write-off based on whether there is a reasonable expectation of recovery based on continuous payments and extinct prescriptions. The Group expects no significant recovery from the amount written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due.

Impairment for non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from contract assets, contract assets recognized in accordance with revenue from contracts with customers, employee benefits, inventories, deferred tax assets and non-current assets held for sale, are reviewed at the end of each reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

Management estimates the recoverable amount of an individual asset. If it is impossible to measure the individual recoverable amount of an asset, then management estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The Group determined that individual operating entities are CGUs.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

3. Material Accounting Policy Information (cont’d)

Derivative financial instruments, including hedge accounting

Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized as described below.

(a)	Hedge accounting

The Group holds currency swaps, currency forwards and commodity future contracts to manage interest rate risk and foreign exchange risk. The Group designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

① Fair value hedge

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. Change in the fair value of the hedged item attributable to the risk hedged is also recognized in profit or loss.

② Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

(b)	Other derivatives

Changes in the fair value of a derivative that is not designated as a hedging instrument are recognized immediately in profit or loss.

Non-derivative financial liabilities

The Group classifies non-derivative financial liabilities into financial liabilities measured at fair value through profit or loss or financial liabilities measured at amortized cost in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

3. Material Accounting Policy Information (cont’d)

Construction work in progress

The gross amount due from customers for contract work is presented for all contracts in which profits multiply cumulative percentage-of-completion exceed progress billings. If progress billings exceed profits multiply cumulative percentage-of-completion, the gross amount due to customers for contract work is presented. The amount received from the customer before the construction work is performed is recognized as an advanced received. The amount billed for completed construction work is recognized as accounts receivable (a receivable).

The Group accounts for the remaining rights and performance obligation on the contract with the customers on a net basis. Due from customers for contract work and due to customers for contract work for same contract are offset and presented on a net basis.

Employee benefits

The Group’s net obligation in respect of defined benefit plans is calculated using the projected unit credit method.

Provisions

A Provision for warranties is recognized when the underlying products or services are sold, based on historical warranty data and a weighting of possible outcomes against their associated probabilities.

Regarding provision for construction warranties, warranty period starts from the completion of construction in accordance with construction contracts. If the Group has an obligation for warranties, provision for warranties which are estimated based on historical warranty data are recorded as cost of construction and provision for warranties during the construction period.

If the estimated total contract cost of the construction contract exceeds the total contract revenue, the estimated contract cost exceeding the contract revenue is recognized as a provision for construction losses in the remaining contract for which construction has not proceeded.

A provision for restoration regarding contamination of land is recognized in accordance with the Group’s announced Environment Policy and legal requirement as needed.

Emission Rights

The Group accounts for greenhouse gases emission right and the relevant liability as follows pursuant to the Act on Allocation and Trading of Greenhouse Gas Emission which became effective in Korea in 2015.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

3. Material Accounting Policy Information (cont’d)

(a)	Greenhouse Gases Emission Right

Greenhouse Gases Emission Right consists of emission allowances which are allocated from the government free of charge and those purchased from the market. The cost includes any directly attributable costs incurred during the normal course of business.

Emission rights held for the purpose of performing the obligation are classified as intangible asset and initially measured at cost and subsequently carried at cost less accumulated impairment losses. The Group derecognizes an emission right asset when the emission allowance is unusable, disposed or submitted to government when the future economic benefits are no longer expected to be probable.

(b)	Emission liability

Emission liability is a present obligation of submitting emission rights to the government with regard to emission of greenhouse gas. Emission liability is recognized when there is a high possibility of outflows of resources in performing the obligation and the costs required to perform the obligation are reliably estimable. Emission liability is an amount of estimated obligations for emission rights to be submitted to the government for the performing period. The emission liability is measured based on the expected quantity of emission for the performing period in excess of emission allowance in possession and the unit price for such emission rights in the market at the end of the reporting period. The emission liability is derecognized when submitted to the government.

Hybrid Bonds

Debt and equity instruments issued by the Group are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of financial liability and an equity instrument. When the Group has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation, the instruments are classified as equity instruments.

Revenue from contracts with customers

Revenue is measured based on the consideration promised in the contract with the customer. The Group recognizes revenue when the control over a good or service is transferred to the customer. The following are the revenue recognition policies for performance obligations in the contracts with customers in accordance with KIFRS 1115.

(a) Sale of good

The goods sold by the Group consist mainly of steel products from the steel segment and products such as steel, chemicals, auto parts and machinery in the trade segment.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

3. Material Accounting Policy Information (cont’d)

For domestic sales, the control of the product is usually transferred to the customer when the product is delivered to the customer, at which point in time revenue is recognized. Invoices are generally due within 10 to 90 days. When a customer makes payment prior to the due date, they are offered a discount at certain percentage of the invoice amount.

For export sales, revenue is recognized at the time when control of the product is transferred to the customer based on the “International Commercial Terms (Incoterms) for Interpretation of Trade Terms” prescribed in the respective contracts, and the Group’s export contract generally transfers control to the customer at the shipping of the product. Invoices are usually issued at the date of bill of lading and revenues are recognized based on the terms of Letter of Credit (L/C), Acceptance Condition (D/A), Payment Condition (D/P), Telegraphic Transfer (T/T) and others.

The Group provides certain discount when the customer prepays according to the payment terms. The Group recognized revenue only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when discount period expires.

(b) Transportation service

For the performance obligation for transportation services included in the Group’s product sales contracts, revenue is recognized over the period when in which the services are provided and the revenue is measured by reference to examining the degree to which the service has been completed so far. The billing date and payment terms for the service charge are the same as the billing date and payment terms for sale of goods.

(c) Construction contracts

In the case of construction contracts where the Group renders construction services for plants, etc., the customer controls the assets as they are being constructed. This is because under those contracts, the Group is able to perform construction or design services to meet the customer’s specifications, and if a contract is terminated by the customer, the Group is entitled to reimbursement of all costs incurred to date, including a reasonable margin. When the contract can be reliably estimated, the Group recognizes the contract revenue and contract cost as revenue and costs based on the progress of the contract activity as of the end of the reporting period. The percentage of completion is determined based on the proportion that contract costs incurred for work performed excluding contract cost incurred that do not reflect the stage of completion to date bear to the estimated total contract costs.

If the outcome of the contract cannot be reliably estimated, the revenue is recognized only to the extent of the contract costs that are probable to be recovered.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

3. Material Accounting Policy Information (cont’d)

When it is probable that total contract costs will exceed total contract revenue, the expected losses are immediately recognized as an expense.

The Group issues an invoice when the customer has completed a progress confirmation and generally the payment is due within 45 days from the invoice date.

(d) Certain construction contracts for apartments

For certain construction service contracts for apartments where the criterion of an enforceable right to payment for performance is met under KIFRS 1115, even if the legal ownership or physical occupancy of the incomplete construction is not transferred to the customer during the construction period, revenue is recognized based on percentage of completion by considering the terms and conditions described in the relevant law and contracts such as the guarantee for sale policy, government approval on business plan, payment and termination terms. For certain construction contracts for apartments and shopping centers where the criterion of an enforceable right to payment for performance is not met during the construction period, the Group recognizes revenue upon completion of construction when the control of the apartments and shopping centers are transferred to customers.

In the meantime, the billing point and settlement terms of the pre-sale contract differ depending on the contract terms.

Finance income and finance costs

The Group’s finance income and finance costs include:

•	interest income;

•	interest expense;

•	dividend income;

•	the foreign currency gain or loss on financial assets and financial liabilities;

•	the net gain or loss on financial assets measured at fair value through profit or loss;

•	hedge ineffectiveness recognized in profit or loss; and

•	the net gain or loss on the disposal of investments in debt securities measured at fair value through other comprehensive income.

Interest income or expense is recognized using the effective interest method. Dividend income is recognized in profit or loss on the date on which the Group’s right to receive payment is established.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

3. Material Accounting Policy Information (cont’d)

Income taxes

The Group recognizes interest and penalties related to corporate tax as if it is applicable to the income taxes, the Group applies KIFRS 1012 Income Taxes, if it is not applicable to the income taxes, the Group applies KIFRS 1037 Provisions Contingent Liabilities and Contingent Assets.

Segment Reporting

Information of each operating segment is reported in a manner consistent with the internal business segment reporting provided to the chief operating decision-maker (Note 40). Operating results are regularly reviewed by the Group’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available.

Joint arrangements

Joint arrangements in which two or more parties have joint control are classified as joint operations or joint ventures. Participants in a joint operation retain rights and obligations for the joint operation’s assets and liabilities and recognizes its share of the joint operation’s assets and liabilities, income and expenses. Participants in a joint venture have rights to the net assets of the joint venture, and the equity method is applied.

Standards issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s consolidated financial statements are disclosed below. The Group has not early adopted the new or amended standards in preparation of these consolidated financial statements.

(a)	Amendments to KIFRS 1021: Lack of Exchangeability

The amendments to KIFRS 1021 The Effects of Changes in Foreign Exchange Rates specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. The amendments also require disclosure of information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the Group’s financial performance, financial position, and cash flows. The amendments will be effective for annual reporting periods beginning on or after January 1, 2025. Early adoption is permitted, but will need to be disclosed.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

3. Material Accounting Policy Information (cont’d)

When applying the amendments, the Group cannot restate comparative information. The amendments are not expected to have a material impact on the Group’s consolidated financial statements.

(b)	Amendments to KIFRS 1109 Financial Instruments and 1107: Financial Instruments: Disclosures – Classification and Measurement of Financial Instruments

The amendments to KIFRS 1109 Financial Instruments and KIFRS 1107 Financial Instruments: Disclosures – Classification and Measurement of Financial Instruments include the following:

•

clarify that a financial liability is derecognized on the settlement date and introduce an accounting policy choice to derecognize financial liabilities that are settled by using electronic payment system before the settlement date (if specific criteria are met);

•	provide additional guidance as to how to assess contractual cash flows of financial assets with environmental, social and corporate governance (ESG) and similar features;

•	clarify what constitutes non-recourse feature and the characteristics of contractually linked financial instruments; and

•	introduce disclosures on financial instruments with contingent features and additional disclosure requirements for equity instruments measured at fair value through other comprehensive income.

The amendments will be effective for annual periods beginning on or after January 1, 2026. Early adoption is permitted, but only for the classification of financial assets and the related disclosures. The Group does not plan to early adopt the amendments.

(c)	Annual Improvements to KIFRS – Volume 11

Annual Improvements to KIFRS - Volume 11 have been announced for the purpose of improving consistency of requirements set out in each standard, enhancing clarity, and providing better understanding of the amendments.

•	Amendments to KIFRS 1101 First-time adoption of KIFRS: Hedge accounting by a first-time adopter

•	Amendments to KIFRS 1107 Financial Instruments: Disclosures: Gain or loss on derecognition, Guidance for application of amendments in practice

•	Amendments to KIFRS 1109 Financial Instruments: Accounting for derecognition of lease liabilities and definition of transaction prices

•	Amendments to KIFRS 1110 Consolidated Financial Statements: Determination of a ‘de facto agent’

•	Amendments to KIFRS 1007 Statement of Cash Flows: Cost Method

The amendments will be effective for the annual periods beginning on or after January 1, 2026. Early adoption is permitted but will need to be disclosed. The amendments are not expected to have a material impact on the Group’s consolidated financial statements.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

4. Financial risk management

The Group has exposure to the following risks from its use of financial instruments:

•	credit risk

•	liquidity risk

•	market risk

•	capital risk

This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risks, and the Group’s capital management. Further quantitative disclosures are included throughout these consolidated financial statements.

(a)	Financial risk management

1)	Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework. The Group’s risk management policies are established to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities.

The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

2)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers and investment securities. In addition, credit risk arises from finance guarantees.

The Group implements a credit risk management policy under which the Group only transacts business with counterparties that have a certain level of credit rate evaluated based on financial condition, historical experience, and other factors. The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The default risk of a nation or an industry in which a customer operates its business does not have a significant influence on credit risk. The Group has established a credit policy under which each new customer is analyzed individually for creditworthiness.

The Group establishes an allowance for impairment that represents its estimate of expected losses in respect of trade and other receivables. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for companies of similar assets in respect of losses that have been incurred.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

4. Financial risk management (cont’d)

Credit risk also arises from transactions with financial institutions, and such transactions include transactions of cash and cash equivalents, various deposits, and financial instruments such as derivative contracts. The Group manages its exposure to this credit risk by only entering into transactions with banks that have high international credit ratings. The Group’s treasury department authorizes, manages, and overseas new transactions with financial institutions with whom the Group has no previous relationship.

Furthermore, the Group limits its exposure to credit risk of financial guarantee contracts by strictly evaluating their necessity based on internal decision making processes, such as the approval of the Board of Directors.

3)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, to the greatest extent possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group’s cash flow from business, borrowing or financing is sufficient to meet the cash requirements for the Group’s strategic investments. Management believes that the Group is capable of raising funds by borrowing or financing if the Group is not able to generate cash flow requirements from its operations. The Group has committed borrowing facilities with various banks.

4)	Market risk

Market risk means that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The goal of market risk management is optimization of profit and controlling the exposure to market risk within acceptable limits.

①	Currency risk

The Group’s policy in respect of foreign currency risks is a natural hedge whereby foreign currency income is offset with foreign currency expenditures. The remaining net exposures after the natural hedge have been hedged using derivative contracts such as forward exchange contracts. In addition, the Group’s derivative transactions are limited to hedging actual foreign currency transactions and speculative hedging is not permitted. Based on this policy, the Group has performed currency risk management specific to various characteristics of different segments. The entities in the steel segment reduces the foreign currency exposure by repayment of foreign currency borrowings subjected to investment in overseas when its maturities come.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

4. Financial risk management (cont’d)

The entities in the engineering and construction segment have hedged foreign currency risks by using forward exchange contracts. Entities in the trading segment have hedged foreign currency risks by using forward exchange contracts when the foreign currencies received and paid are different.

②	Interest rate risk

The Group manages the exposure to interest rate risk by adjusting the borrowing structure ratio between borrowings at fixed interest rate and variable interest rate. The Group monitors interest rate risks regularly in order to avoid exposure to interest rate risk on borrowings at variable interest rate.

③	Other market price risk

Equity price risk arises from fluctuation of market price of listed equity securities. Management of the Group measures regularly the fair value of listed equity securities and the risk of variance in future cash flow caused by market price fluctuations. Significant investments are managed separately and all buy and sell decisions are approved by management of the Group.

(b)	Management of capital

The fundamental goal of capital management is the maximization of shareholders’ value by means of the stable dividend policy and the retirement of treasury shares. The capital structure of the Group consists of equity and net borrowings (total borrowings after deducting cash and cash equivalents). The Group applied the same capital risk management strategy that was applied in the previous period.

Net borrowing-to-equity ratio as of December 31, 2024 and 2023 is as follows:

(in millions of Won)	2024		2023
Total borrowings	~~W~~	25,997,367	25,970,379
Less: Cash and cash equivalents		6,767,898	6,670,879

Net borrowings		19,229,469	19,299,500
Total equity		61,450,368	59,663,897
Net borrowings-to-equity ratio		31.29%	32.35%

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

5. Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Cash	~~W~~	9,189	12,312
Demand deposits and checking accounts		2,220,202	2,537,545
Time deposits		1,908,284	1,473,081
Other cash equivalents		2,630,223	2,647,941

	~~W~~	6,767,898	6,670,879

As of December 31, 2024 and 2023, cash and cash equivalents of subsidiaries of the Group, such as POSCO amounting to ~~W~~46,650 million and ~~W~~85,163 million, respectively, are restricted.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

6. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Current
Trade accounts and notes receivable	~~W~~	9,654,940	9,382,640
Due from customers for contract work		1,488,180	1,916,238
Less: Allowance for doubtful accounts		(321,501)	(283,575)

	~~W~~	10,821,619	11,015,303

Non-current
Trade accounts and notes receivable	~~W~~	72,387	89,839
Less: Allowance for doubtful accounts		(44,608)	(47,323)

	~~W~~	27,779	42,516

The Group discounted trade accounts receivable in accordance with trade accounts receivable factoring agreements with financial institutions for the years ended December 31, 2024 and 2023. This transaction is a transaction with recourse right because the Group is obligated to pay the amount to the bank, etc. if the trade accounts receivable are not recovered at maturity, and the transaction is accounted for as secured borrowing. As of December 31, 2024 and 2023, the book value of the trade accounts receivable from the transaction is ~~W~~119,076 million and ~~W~~132,942 million, respectively, and the amount is included in the short-term borrowings.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

7. Other Receivables

(a)	The details of other receivables as of December 31, 2024 and 2023, are as follows:

(in millions of Won)	2024		2023
Current
Short-term loans	~~W~~	375,244	223,011
Other accounts receivable		1,671,039	1,433,423
Accrued income		293,985	237,154
Deposits		80,007	125,854
Others		28,480	15,349
Lease receivables		18,224	23,948
Less: Allowance for doubtful accounts		(205,656)	(111,210)

	~~W~~	2,261,323	1,947,529

Non-current
Long-term loans(*1)	~~W~~	1,247,255	1,204,645
Other accounts receivable		192,736	186,492
Accrued income		189,565	184,739
Deposits		142,698	308,185
Lease receivables		76,680	78,994
Less: Allowance for doubtful accounts		(542,605)	(510,610)

	~~W~~	1,306,329	1,452,445

(*1)

The Group recognized an allowance for doubtful accounts of ~~W~~288,315 million for all of the other receivables from FQM Australia Holdings Pty Ltd., an associate, due to low possibility of collecting these receivables during the year ended December 31, 2023.

(b)	The details of lease receivables are as follows:

Customer	Leased items	2024		2023
Pohang University of Science and Technology	Lease contract	~~W~~	7,429	7,586
Korea Business Angels Association	Lease contract		2,162	2,339
HEUNG-A SHIPPING CO., LTD., HEUNG-A LINE CO., LTD.	3 Container Ships, 4 Tankers		45,179	50,429
Executive Offshore, PT Wintermar, COHC, Myanma Port Authority	Helicopter, Ship, Jetty		40,134	42,588

		~~W~~	94,904	102,942

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

7. Other Receivables (cont’d)

(c)	As of December 31, 2024 and 2023, total lease investment and net lease investment are as follows:

(in millions of Won)	2024		2023
Less than 1 year	~~W~~	19,051	24,965
1 year 03 years		31,805	31,840
3 years 05 years		9,848	20,820
Over 5 years		68,527	63,583

Undiscounted lease payments		129,231	141,208
Unrealized interest income		(34,327)	(38,266)

Present value of minimum lease payment	~~W~~	94,904	102,942

8. Other Financial Assets

Other financial assets as of December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Current
Derivatives assets	~~W~~	465,178	166,873
Debt securities		400,771	295,619
Deposit instruments(*1)		6,420,797	4,400,267
Short-term financial instruments(*1)		1,212,643	6,540,407

	~~W~~	8,499,389	11,403,166

Non-current
Derivatives assets	~~W~~	497,698	134,269
Equity securities(*2)		1,171,544	1,793,531
Debt securities		115,601	87,778
Other securities(*2)		762,177	669,687
Deposit instruments(*1)		24,631	23,060

	~~W~~	2,571,651	2,708,325

(*1)	As of December 31, 2024 and 2023, financial instruments amounting to ~~W~~98,116 million and ~~W~~101,888 million, respectively, are restricted in use for financial arrangements, pledge and others.
(*2)	As of December 31, 2024 and 2023, ~~W~~182,862 million and ~~W~~181,617 million of equity and other securities, respectively, have been provided as collateral for borrowings, construction projects and others.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

9. Inventories

(a)	Inventories as of December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Finished goods	~~W~~	2,741,236	2,615,009
M erchandise		1,166,464	1,049,467
Semi-finished goods		2,659,707	3,039,516
Raw materials		3,764,453	3,237,691
Fuel and materials		1,038,854	921,742
Construction inventories		200,825	256,558
M aterials-in-transit		2,889,334	2,965,306
Others		118,391	87,802

		14,579,264	14,173,091

Less: Allowance for inventories valuation(*1)		(435,764)	(347,577)

	~~W~~	14,143,500	13,825,514

(*1)	For the years ended December 31, 2024 and 2023, allowance for inventories valuation increased by ~~W~~77,832 million and ~~W~~52,348 million, respectively.

(b)	The allowance for inventories valuation by item as of December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Finished goods	~~W~~	187,902	119,325
M erchandise		14,288	14,499
Semi-finished goods		103,751	67,842
Raw materials		113,413	128,812
Fuel and materials		6,060	6,694
Construction inventories		6,420	8,801
Others		3,930	1,604

	~~W~~	435,764	347,577

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

10. Assets Held for Sale

Details of assets held for sale as of December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024(*1,2)		2023
Asset
Account reveivables and other receivables		—	728
Inventories		—	39,054
Equity Securities		604,439	119,881
Property, plant and equipment		4,319	149,612
Intangible assets		—	97,372
Others		—	298

	~~W~~	608,758	406,945

Liability
Other receivables	~~W~~	—	22,180
Provisions		—	119,710

	~~W~~	—	141,890

(*1)	During the year ended December 31, 2024, the Group determined to sell Nippon Steel Corporation and classified the equity security as assets held for sale
(*2)

POSCO International Corporation has classified its entire stake in AES Mong Duong Power Co., Ltd. and Mong Duong Finance Holdings B.V. as assets held for sale, as it is expected that these shares will be recovered through a sale transaction. The amount has been measured at the lower of the net fair value, which is the fair value less costs to sell, and the carrying amount.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

11. Investments in Associates and Joint ventures

(a)	Investments in associates and joint ventures as of December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Investments in associates	~~W~~	1,632,386	2,103,594
Investments in joint ventures		3,106,407	2,916,670

	~~W~~	4,738,793	5,020,264

(b)	Details of investments in associates as of December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024						2023
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
Samcheok Blue Power Co.,Ltd.(*1)	4,507,138	34.00	~~W~~	455,584	~~W~~	392,269	323,521
Chun-cheon Energy Co., Ltd(*1)	17,308,143	49.10		86,541		14,054	15,040
Pocheon-Hwado Highway Corp.(*1)	7,109,230	27.89		35,546		14,834	23,998
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd	944,920	29.53		4,725		12,401	13,967
PCC Amberstone Private Equity Fund 1(*2)	5,771,057,320	8.80		5,771		6,181	8,904
Others(*1)						122,688	142,662

						562,427	528,092

[Foreign]
South-East Asia Gas Pipeline Company Ltd.	135,219,000	25.04		111,039		279,349	287,282
AES Mong Duong Power Company Limited(*1)	—	30.00		164,303		—	230,699
9404-5515 Quebec Inc.	284,463,243	25.85		328,509		426,276	346,724
AMCI (WA) PTY LTD	49	49.00		209,664		68,478	60,225
NCR LLC	—	22.05		247,077		—	253,121
KOREA LNG LTD.	2,400	20.00		135,205		25,622	58,759
ZHEJIANG HUAYOU-POSCO ESM CO., LTD	648,530,000	40.00		120,072		—	105,300
PT. Wampu Electric Power(*1)	8,708,400	20.00		10,054		17,680	15,632
POS-SeAH Steel Wire(Nantong) Co., Ltd.	50	25.00		4,723		10,713	8,642
Others(*1)						241,841	209,118

						1,069,959	1,575,502

					~~W~~	1,632,386	2,103,594

(*1)	As of December 31, 2024 and 2023, investments in associates amounting to ~~W~~452,614 million and ~~W~~678,876 million, respectively, are provided as collateral in relation to the associates’ borrowings.
(*2)

As of December 31, 2024, the entities are classified as associates since the Group has significant influence over the investees although the Group’s percentage of ownership is less than 20%, considering the structure of the entities’ Board of Directors and others.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

11. Investments in Associates and Joint ventures (cont’d)

(c)	Details of investments in joint ventures as of December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024						2023
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
POSCO MC MATERIALS	11,568,000	60.00	~~W~~	115,680	~~W~~	153,839	155,748
SNNC(*1)	18,130,000	49.00		90,650		38,046	100,692
Others (6 companies)						10,042	8,323

						201,927	264,763

[Foreign]
Roy Hill Holdings Pty Ltd(*1)	13,117,972	12.50		1,528,672		1,397,824	1,400,009
POSCO-NPS Niobium LLC	325,050,000	50.00		364,609		477,898	419,192
KOBRASCO	2,010,719,185	50.00		32,950		119,820	99,768
Nickel Mining Company SAS(*1)	3,234,698	49.00		157,585		—	87,967
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	—	25.00		61,961		126,906	111,001
DMSA/AMSA(*1)	—	3.89		346,880		—	16,572
PT NICOLE METAL INDUSTRY(*2)	137,488,235	49.00		540,604		578,604	284,351
HBIS-POSCO Automotive Steel Co., Ltd	—	50.00		235,251		179,841	208,765
Others						23,587	24,282

						2,904,480	2,651,907

					~~W~~	3,106,407	2,916,670

(*1)	As of December 31, 2024 and 2023, the investments in joint ventures are provided as collateral in relation to the joint ventures’ borrowings.
(*2)	During the year ended December 31, 2024, the Group acquired ~~W~~247,824 million of additional investment in joint ventures by participating in PT NICOLE METAL INDUSTRY’s capital increase.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

11. Investments in Associates and Joint ventures (cont’d)

(d)	Changes in investments in associates and joint ventures for the years ended December 31, 2024 and 2023 are as follows:

1)	For the year ended December 31, 2024

(in millions of Won) Company	December 31, 2023 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	December 31, 2024 Book value
[Domestic]
Samcheok Blue Power Co.,Ltd.	~~W~~	323,521	25,680	(10,993)	54,140	(79)	392,269
SNNC		100,692	—	—	(61,898)	(748)	38,046
Chun-cheon Energy Co., Ltd		15,040	—	—	1,807	(2,793)	14,054
Pocheon-Hwado Highway Corp.		23,998	—	—	(9,164)	—	14,834
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		13,967	—	—	(384)	(1,182)	12,401
PCC Amberstone Private Equity Fund 1		8,904	175	(490)	(484)	(1,924)	6,181
POSCO MC MATERIALS		155,748	—	(1,800)	403	(512)	153,839
Others		150,985	12,362	(4,999)	(6,802)	(18,816)	132,730

		792,855	38,217	(18,282)	(22,382)	(26,054)	764,354

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		287,282	—	(64,208)	45,923	10,352	279,349
AES Mong Duong Power Company Limited(*2)		230,699	—	(34,821)	(82,075)	(113,803)	—
9404-5515 Quebec Inc.		346,724	—	(17,764)	35,241	62,075	426,276
AMCI (WA) PTY LTD		60,225	—	—	(5,127)	13,380	68,478
NCR LLC		253,121	4,275	—	(266,425)	9,029	—
KOREA LNG LTD.		58,759	—	(17,829)	17,714	(33,022)	25,622
Nickel Mining Company SAS		87,967	—	—	(94,353)	6,386	—
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		105,300	—	—	(117,143)	11,843	—
PT. Wampu Electric Power		15,632	—	(1,764)	1,238	2,574	17,680
POS-SeAH Steel Wire(Nantong) Co., Ltd.		8,642	—	—	573	1,498	10,713
Roy Hill Holdings Pty Ltd		1,400,009	—	(284,541)	203,130	79,226	1,397,824
POSCO-NPS Niobium LLC		419,192	—	(29,225)	29,336	58,595	477,898
KOBRASCO		99,768	—	(5,761)	37,914	(12,101)	119,820
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		111,001	—	(10,772)	14,207	12,470	126,906
DMSA/AMSA		16,572	—	—	(17,299)	727	—
PT NICOLE METAL INDUSTRY		284,351	247,824	—	(315)	46,744	578,604
HBIS-POSCO Automotive Steel Co., Ltd		208,765	—	—	(49,480)	20,556	179,841
Others		233,400	7,860	(26,222)	12,865	37,525	265,428

		4,227,409	259,959	(492,907)	(234,076)	214,054	3,974,439

	~~W~~	5,020,264	298,176	(511,189)	(256,458)	188,000	4,738,793

(*1)

Other increase (decrease) represents the changes in investments in associates and joint ventures due to disposals and change in capital adjustments effect from translations of financial statements of foreign investees and others for the year ended December 31, 2024.

(*2)	During the year ended December 31, 2024, the Group determined to sell AES Mong Duong Power Company Limited and classified it as assets held for sale.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

11. Investments in Associates and Joint ventures (cont’d)

2)	For the year ended December 31, 2023

(in millions of Won)
Company	December 31, 2022 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	December 31, 2023 Book value
[Domestic]
Samcheok Blue Power Co.,Ltd.	~~W~~	352,500	—	(10,020)	(18,802)	(157)	323,521
SNNC		182,414	—	—	(81,803)	81	100,692
QSONE Co.,Ltd.(*2)		86,378	—	—	245	(86,623)	—
Chun-cheon Energy Co., Ltd		9,513	—	—	4,990	537	15,040
Pocheon-Hwado Highway Corp.		27,165	636	—	(3,803)	—	23,998
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		14,605	—	—	(638)	—	13,967
DaeSung SnM Co., Ltd		20,469	—	—	75	(248)	20,296
PCC Amberstone Private Equity Fund 1		9,326	—	(622)	562	(362)	8,904
POSCO MC MATERIALS		161,465	—	(9,000)	3,176	107	155,748
Others		160,553	16,439	(4,292)	1,966	(43,977)	130,689

		1,024,388	17,075	(23,934)	(94,032)	(130,642)	792,855

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		290,318	—	(59,295)	50,340	5,919	287,282
AES Mong Duong Power Company Limited		209,594	—	(33,839)	38,782	16,162	230,699
9404-5515 Quebec Inc.		331,261	—	(14,251)	16,494	13,220	346,724
FQM Australia Holdings Pty Ltd		98,103	—	—	(111,783)	13,680	—
Eureka Moly LLC		14,574	—	—	(15,020)	446	—
AMCI (WA) PTY LTD		57,830	—	—	(503)	2,898	60,225
NCR LLC		187,372	65,542	—	(6,999)	7,206	253,121
KOREA LNG LTD.		29,124	—	(21,106)	21,060	29,681	58,759
Nickel Mining Company SAS		90,636	—	—	(8,358)	5,689	87,967
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		98,933	15,640	—	(8,435)	(838)	105,300
PT. Wampu Electric Power		16,659	—	(1,624)	1,890	(1,293)	15,632
POS-SeAH Steel Wire(Nantong) Co., Ltd.		8,590	—	—	98	(46)	8,642
Roy Hill Holdings Pty Ltd		1,418,022	—	(367,445)	292,478	56,954	1,400,009
POSCO-NPS Niobium LLC		412,002	—	(35,543)	35,148	7,585	419,192
KOBRASCO		103,044	—	(36,471)	21,795	11,400	99,768
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		111,219	—	(12,386)	12,669	(501)	111,001
DMSA/AMSA		23,740	—	—	(7,681)	513	16,572
PT NICOLE METAL INDUSTRY		—	292,780	—	39	(8,468)	284,351
HBIS-POSCO Automotive Steel Co., Ltd		216,138	—	—	(6,765)	(608)	208,765
Others		255,004	—	(52,444)	38,461	(7,621)	233,400

		3,972,163	373,962	(634,404)	363,710	151,978	4,227,409

	~~W~~	4,996,551	391,037	(658,338)	269,678	21,336	5,020,264

(*1)

Other increase (decrease) represents the changes in investments in associates and joint ventures due to disposals and change in capital adjustments effect from translations of financial statements of foreign investees and others during the year ended December 31, 2023.

(*2)

During the year ended December 31, 2023, the Group acquired additional 50% of the shares from external shareholders of QSONE Co., Ltd., which was previously classified as an investment in an associate. As a result, the Company gained control of the company and consolidated it.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

11. Investments in Associates and Joint ventures (cont’d)

(e)	Summarized financial information of associates and joint ventures as of and for the years ended December 31, 2024 and 2023 are as follows:

1)	As of and for the year December 31, 2024

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
Samcheok Blue Power Co.,Ltd.	~~W~~	4,770,385	4,013,505	756,880	596,497	177,922
SNNC		656,049	560,530	95,519	690,103	(127,233)
Chun-cheon Energy Co., Ltd		540,333	417,139	123,194	430,679	5,089
Pocheon-Hwado Highway Corp.		690,646	599,199	91,447	21,920	(29,582)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		14,663	2,968	11,695	—	(1,302)
PCC Amberstone Private Equity Fund 1		72,722	2,455	70,267	7	(5,508)
POSCO MC MATERIALS		385,270	127,335	257,935	226,376	1,217
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,634,345	518,743	1,115,602	409,790	183,392
AES Mong Duong Power Company Limited		1,758,256	922,268	835,988	460,672	118,071
9404-5515 Quebec Inc.		1,704,653	—	1,704,653	—	136,320
FQM Australia Holdings Pty Ltd		61,735	1,521,991	(1,460,256)	102,869	(396,146)
KOREA LNG LTD.		128,215	102	128,113	90,578	88,572
Nickel Mining Company SAS		519,560	282,321	237,239	237,102	(27,170)
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		325,284	39,058	286,226	82,254	(7,139)
PT. Wampu Electric Power		209,725	124,359	85,366	19,133	6,191
POS-SeAH Steel Wire(Nantong) Co., Ltd.		98,919	58,972	39,947	139,499	2,145
Roy Hill Holdings Pty Ltd		10,460,434	2,356,265	8,104,169	7,179,077	2,038,555
POSCO-NPS Niobium LLC		955,592	—	955,592	—	57,722
KOBRASCO		282,087	43,052	239,035	118,408	74,690
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		1,180,532	699,775	480,757	1,595,656	56,830
DMSA/AMSA		3,364,786	3,468,220	(103,434)	694,120	(571,215)
HBIS-POSCO Automotive Steel Co., Ltd		1,024,831	645,671	379,160	518,808	(90,757)
PT NICOLE METAL INDUSTRY		818,168	25,039	793,129	—	(644)

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

11. Investments in Associates and Joint ventures (cont’d)

2)	As of and for the year ended December 31, 2023

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
Samcheok Blue Power Co.,Ltd.	~~W~~	4,228,568	3,669,074	559,494	14,002	(28,880)
SNNC		612,992	388,715	224,277	766,011	(168,553)
Chun-cheon Energy Co., Ltd		571,495	453,390	118,105	502,879	10,453
Pocheon-Hwado Highway Corp.		583,935	462,900	121,035	—	(1,824)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		19,995	2,998	16,997	5,595	(2,160)
DaeSung SnM Co., Ltd		178,251	93,930	84,321	108,660	430
PCC Amberstone Private Equity Fund 1		105,145	3,923	101,222	12,134	6,391
POSCO MC MATERIALS		431,090	170,518	260,572	194,238	2,998
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,758,765	611,484	1,147,281	434,358	201,031
AES Mong Duong Power Company Limited		1,612,793	889,424	723,369	449,807	129,274
9404-5515 Quebec Inc.		1,430,295	—	1,430,295	—	63,809
FQM Australia Holdings Pty Ltd		180,931	1,219,922	(1,038,991)	453,626	(1,480,586)
KOREA LNG LTD.		94,661	136	94,525	108,081	105,300
Nickel Mining Company SAS		520,209	272,567	247,642	296,130	(26,786)
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		297,683	33,927	263,756	34,372	(21,081)
PT. Wampu Electric Power		206,942	131,822	75,120	20,166	9,452
POS-SeAH Steel Wire(Nantong) Co., Ltd.		82,568	48,727	33,841	117,208	522
Roy Hill Holdings Pty Ltd		10,929,518	3,007,919	7,921,599	8,146,546	2,826,424
POSCO-NPS Niobium LLC		838,180	—	838,180	—	64,687
KOBRASCO		224,406	25,475	198,931	63,338	43,591
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		659,704	242,566	417,138	1,647,395	50,675
DMSA/AMSA		3,058,209	2,632,239	425,970	1,106,369	(197,482)
HBIS-POSCO Automotive Steel Co., Ltd		826,886	398,751	428,135	340,341	(12,584)
PT NICOLE METAL INDUSTRY		389,077	2,237	386,840	—	79

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

11. Investments in Associates and Joint ventures (cont’d)

(f)	The amounts of equity method losses not recognized due to the suspension of the application of the equity method associates and join ventures are as follows:

(in millions of Won)
Company	Beginning balance		Increase or decrease	Ending balance
New Songdo International City Development, LLC	~~W~~	116,715	(4,410)	112,305
UITrans LRT Co., Ltd.		46,455	2,041	48,496
FQM Australia Holdings Pty Ltd		252,727	102,470	355,197
Others		57,281	4,452	61,733

	~~W~~	473,178	104,553	577,731

12. Joint Operations

Details of significant joint operations that the Group is participating in as a party to a joint arrangement as of December 31, 2024 are as follows:

Joint operations	Operation	Ownership (%)	Location
Myanmar A-1/A-3 mine	Mine development and gas production	51.00	Myanmar
Offshore midstream	Gas transportation facility	51.00	Myanmar
Mt. Thorley J/V	Mine development	20.00	Australia
POSMAC J/V	Mine development	20.00	Australia

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

13. Investment Property

(a)	Investment property as of December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024				2023
	Acquisition cost		Accumulated depreciation and impairment loss	Book value	Acquisition cost	Accumulated depreciation and impairment loss	Book value
Land	~~W~~	876,549	(10,099)	866,450	804,022	(16,718)	787,304
Buildings		1,173,721	(230,870)	942,851	905,649	(249,863)	655,786
Structures		3,342	(1,587)	1,755	3,384	(1,511)	1,873
Right of use assets		188,397	(43,557)	144,840	208,036	(36,705)	171,331

	~~W~~	2,242,009	(286,113)	1,955,896	1,921,091	(304,797)	1,616,294

The fair value of major investment properties is determined based on the assumptions and data used in the valuation by an independent appraiser with recognized professional qualifications, and the fair value of the investment properties as of December 31, 2024 is ~~W~~2,817,584 million.

(b)	Changes in the carrying amount of investment property for the years ended December 31, 2024 and 2023 are as follows:

1)	For the year ended December 31, 2024

(in millions of Won)	Beginning		Acquisitions	Business Combination(*1)	Disposals	Depreciation	Impairment loss	Others(*2)	Ending
Land	~~W~~	787,304	3,755	59,766	(47,137)	—	(215)	62,977	866,450
Buildings		655,786	1,782	355,155	(34,419)	(34,179)	(9,776)	8,502	942,851
Structures		1,873	—	—	—	(911)	—	793	1,755
Right of use assets		171,331	—	—	(107)	(6,547)	—	(19,837)	144,840

	~~W~~	1,616,294	5,537	414,921	(81,663)	(41,637)	(9,991)	52,435	1,955,896

(*1)

During the year ended December 31, 2024, RNR Logistics and others were included as subsidiaries, and the Group has included the effect of the increase in investment properties in the business combination.

(*2)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

2)	For the year ended December 31, 2023

(in millions of Won)	Beginning		Acquisitions	Business Combination(*1)	Disposals	Depreciation	Others(*2)	Ending
Land	~~W~~	308,523	54,891	473,301	(60)	—	(49,351)	787,304
Buildings		593,505	1,006	83,739	(303)	(28,902)	6,741	655,786
Structures		1,356	—	—	—	(1,049)	1,566	1,873
Right of use assets		170,647	216	—	(78)	(5,635)	6,181	171,331

	~~W~~	1,074,031	56,113	557,040	(441)	(35,586)	(34,863)	1,616,294

(*1)	Represents increases in investment property due to business combination upon incorporation of QSONE Co., Ltd. into a subsidiary during the year ended December 31, 2023.
(*2)	Includes reclassification resulting from changing purpose of use, adjusted foreign currency translation difference and others.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

14. Property, Plant and Equipment

(a)	Property, plant and equipment as of December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024					2023
	Acquisition cost		Accumulated depreciation and impairment loss	Government grants	Book value	Acquisition cost	Accumulated depreciation and impairment loss	Government grants	Book value
Land	~~W~~	3,353,019	(12,144)	(5,000)	3,335,875	3,295,768	(5,524)	—	3,290,244
Buildings		12,097,246	(6,808,735)	(7,543)	5,280,968	10,671,833	(6,237,883)	(6,318)	4,427,632
Structures		8,292,323	(4,431,766)	(34)	3,860,523	7,159,034	(4,077,472)	(38)	3,081,524
Machinery and equipment		58,845,673	(40,516,816)	(17,179)	18,311,678	54,184,134	(37,630,472)	(14,470)	16,539,192
Vehicles		433,218	(340,993)	(2,250)	89,975	383,891	(302,246)	(2,050)	79,595
Tools		609,799	(474,877)	(421)	134,501	557,394	(428,215)	(314)	128,865
Furniture and fixtures		911,525	(711,472)	(20)	200,033	840,366	(650,424)	(55)	189,887
Lease assets		1,589,388	(618,754)	—	970,634	1,468,295	(469,990)	—	998,305
Bearer plants		203,433	(63,982)	—	139,451	186,723	(49,392)	—	137,331
Construction-in-progress		7,744,779	(180,824)	(40,765)	7,523,190	6,421,533	(76,358)	(11,503)	6,333,672

	~~W~~	94,080,403	(54,160,363)	(73,212)	39,846,828	85,168,971	(49,927,976)	(34,748)	35,206,247

(b)	Changes in the carrying amount of property, plant and equipment for the years ended December 31, 2024 and 2023 are as follows:

1) For the year ended December 31, 2024

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment loss(*2,3)	Others(*1)	Ending
Land	~~W~~	3,290,244	20,523	(6,061)	—	(6,620)	37,789	3,335,875
Buildings		4,427,632	14,002	(11,137)	(346,334)	(67,797)	1,264,602	5,280,968
Structures		3,081,524	11,663	(4,497)	(306,017)	(15,328)	1,093,178	3,860,523
Machinery and equipment		16,539,192	179,457	(47,511)	(2,484,915)	(385,367)	4,510,822	18,311,678
Vehicles		79,595	17,353	(1,487)	(39,263)	(56)	33,833	89,975
Tools		128,865	28,731	(673)	(54,966)	(1,573)	34,117	134,501
Furniture and fixtures		189,887	27,966	(2,380)	(70,561)	(3,260)	58,381	200,033
Lease assets		998,305	132,219	(18,706)	(177,475)	(1,994)	38,285	970,634
Bearer plants		137,331	—	(27)	(9,602)	—	11,749	139,451
Construction-in-progress		6,333,673	7,634,826	(3,482)	—	(128,119)	(6,313,708)	7,523,190

	~~W~~	35,206,248	8,066,740	(95,961)	(3,489,133)	(610,114)	769,048	39,846,828

(*1)

Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, reclassifications resulting from change in purpose of use, adjustments of foreign currency translation differences and others.

(*2)

The Group calculated the net fair value of individual assets, such as steelmaking plant no. 1 and blast furnace no. 4 in Pohang, whose operation was suspended due to operation plan changes, to estimate recoverable amount and recognized an impairment loss of ~~W~~227,239 million for property, plant and equipment during the year ended December 31, 2024.

(*3)

The Group identified certain portion of the anode/cathode material assets that were in long-term idle status or expected to fall short of the anticipated economic performance during the year ended December 31, 2024. The Group calculated the net fair value of such individual assets to estimate the recoverable amount and recognized an impairment loss of ~~W~~307,911 million for assets that the recoverable amounts are less than their carrying amounts.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

14. Property, Plant and Equipment (cont’d)

2)	For the year ended December 31, 2023

(in millions of Won)	Beginning		Acquisitions	Business Combination(*2)	Disposals	Depreciation	Impairment loss(*3,4)	Others(*1)	Ending
Land	~~W~~	3,103,165	83,489	32,565	(7,502)	—	(5,471)	83,998	3,290,244
Buildings		4,174,894	53,344	5,770	(14,619)	(326,280)	(28,614)	563,137	4,427,632
Structures		3,162,927	16,498	3,651	(6,915)	(261,970)	(28,483)	195,816	3,081,524
Machinery and equipment		16,422,830	211,181	—	(63,195)	(2,401,947)	(202,885)	2,573,208	16,539,192
Vehicles		52,131	34,004	—	(782)	(26,322)	—	20,564	79,595
Tools		90,961	40,170	—	(607)	(52,444)	(77)	50,862	128,865
Furniture and fixtures		173,345	36,975	655	(1,516)	(61,947)	(63)	42,438	189,887
Lease assets		921,198	243,433	—	(15,095)	(170,386)	—	19,155	998,305
Bearer plants		141,720	—	—	—	(9,579)	—	5,190	137,331
Construction-in-progress		3,538,025	6,388,837	—	(2,269)	—	(8,420)	(3,582,500)	6,333,673

	~~W~~	31,781,196	7,107,931	42,641	(112,500)	(3,310,875)	(274,013)	(28,132)	35,206,248

(*1)

Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, reclassifications resulting from change in purpose of use, adjustments of foreign currency translation differences and others.

(*2)

Represents increases in property, plant and equipment upon reclassification of QSONE Co., Ltd., which was previously an associate, into a subsidiary by acquiring additional shares during the year ended December 31, 2023.

(*3)

The Group estimated the recoverable amount after calculating the net fair value of individual assets whose operation was suspended due to operation plan change, such as lithium production facilities in Gwangyang and Argentina, and recognized an impairment loss of ~~W~~196,207 million on property, plant and equipment whose recoverable amount was less the book value.

(*4)

The Group estimated the recoverable amount after calculating the value in use of the hydrogen peroxide manufacturing facility in Gwangyang, which had impairment indications due to changes in raw material prices and changes in production plans during the year ended December 31, 2023, and recognized an impairment loss of ~~W~~46,535 million on property, plant and equipment whose recoverable amounts was less than the book value.

(c)	Borrowing costs capitalized and the capitalized interest rate for the years ended December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Weighted average expenditure	~~W~~	4,016,832	3,585,047
Borrowing costs capitalized		193,093	126,260
Capitalization rate (%)		0.70 ~ 5.78	1.53 ~ 6.91

(d)	Property, plant and equipment and investment property pledged as collateral as of December 31, 2024 and 2023 are as follows:

(in millions of Won)		Book value
	Collateral right holder	2024		2023
Land	Korean Development Bank and others	~~W~~	846,211	1,100,811
Buildings and structures	Korean Development Bank and others		1,303,216	1,410,864
Machinery and equipment	Korean Development Bank and others		1,828,174	2,014,210
Other property, plant and equipment	Korean Development Bank and others		34,614	—

		~~W~~	4,012,215	4,525,885

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

14. Property, Plant and Equipment (cont’d)

As of December 31, 2024, assets pledged as collateral related to the Group’s borrowings and others amounting to ~~W~~4,539,338 million include investment properties and other assets such as right to use land.

(e)	Changes in the carrying amount of right of use assets presented as investment property and property, plant and equipment for the years ended December 31, 2024 and 2023 are as follows:

1)	For the year ended December 31, 2024

(in millions of Won)	Beginning		Acquisitions	Depreciation	Impairment loss	Others	Ending
Land	~~W~~	363,789	1,542	(17,501)	(1,994)	3,082	348,918
Buildings and structures		151,366	58,116	(54,092)	—	(643)	154,747
Machinery and equipment		355,604	37,204	(47,797)	—	1,631	346,642
Vehicles		48,228	12,501	(20,291)	—	4,633	45,071
Ships		220,754	—	(24,684)	—	—	196,070
Others		29,895	22,856	(19,657)	—	(9,068)	24,026

	~~W~~	1,169,636	132,219	(184,022)	(1,994)	(365)	1,115,474

2)	For the year ended December 31, 2023

(in millions of Won)	Beginning		Acquisitions	Depreciation	Others	Ending
Land	~~W~~	368,167	10,470	(15,582)	734	363,789
Buildings and structures		163,648	49,929	(52,697)	(9,514)	151,366
Machinery and equipment		319,021	73,761	(55,481)	18,303	355,604
Vehicles		18,652	38,410	(16,456)	7,622	48,228
Ships		215,496	28,178	(22,920)	—	220,754
Others		6,862	42,901	(12,885)	(6,983)	29,895

	~~W~~	1,091,846	243,649	(176,021)	10,162	1,169,636

(f)	The amount recognized in profit or loss related to leases for the years ended December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Interest on lease liabilities	~~W~~	48,887	41,109
Expenses related to short-term leases		53,944	52,486
Expenses related to leases of low-value assets		25,968	20,103

	~~W~~	128,799	113,698

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

15. Goodwill and Other Intangible Assets

(a)	Goodwill and other intangible assets as of December 31, 2024 and 2023 are as follows:

	2024					2023
(in millions of Won)	Acquisition cost		Accumulated amortization and impairment loss	Government grants	Book value	Acquisition cost	Accumulated amortization and impairment loss	Government grants	Book value
Goodwill	~~W~~	1,722,390	(1,364,539)	—	357,851	1,720,753	(1,317,581)	—	403,172
Intellectual property rights		5,670,769	(2,423,252)	—	3,247,517	5,167,677	(2,138,026)	—	3,029,651
Membership		137,619	(1,511)	—	136,108	141,306	(3,122)	—	138,184
Development expense		742,816	(647,701)	(74)	95,041	758,878	(631,974)	(86)	126,818
Port facilities usage rights		681,530	(513,534)	—	167,996	681,530	(499,119)	—	182,411
Exploration and evaluation assets		276,599	(161,290)	—	115,309	324,324	(160,878)	—	163,446
Development assets		86,792	(81)	—	86,711	10,235	—	—	10,235
Customer relationships		859,035	(713,336)	—	145,699	865,753	(668,858)	—	196,895
Other intangible assets		1,240,979	(818,341)	(46)	422,592	1,260,067	(796,052)	(43)	463,972

	~~W~~	11,418,529	(6,643,585)	(120)	4,774,824	10,930,523	(6,215,610)	(129)	4,714,784

(b)	The changes in carrying amount of goodwill and other intangible assets for the years ended December 31, 2024 and 2023 are as follows:

1)	For the year ended December 31, 2024

(in millions of Won)	Beginning		Acquisitions	Business Combination	Disposals	Amortization	Impairment loss	Others(*2)	Ending
Goodwill	~~W~~	403,172	—	282	—	—	(46,958)	1,355	357,851
Intellectual property rights		3,029,651	353,175	—	(240)	(272,730)	—	137,661	3,247,517
Membership(*1)		138,184	1,716	—	(4,179)	(180)	29	538	136,108
Development expense		126,818	15,913	—	(22)	(63,684)	(692)	16,708	95,041
Port facilities usage rights		182,411	—	—	—	(14,415)	—	—	167,996
Exploratation and evaluation assets		163,446	21,024	—	—	—	—	(69,161)	115,309
Development assets		10,235	543	—	—	(76)	—	76,009	86,711
Customer relationships		196,895	—	—	—	(44,478)	—	(6,718)	145,699
Other intangible assets		463,972	118,563	—	(102,012)	(58,126)	(252)	447	422,592

	~~W~~	4,714,784	510,934	282	(106,453)	(453,689)	(47,873)	156,839	4,774,824

(*1)	Estimated useful life of membership is indefinite.
(*2)

Represents assets transferred from construction-in-progress to intangible asset and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

2)	For the year ended December 31, 2023

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment loss(*3)	Others(*2)	Ending
Goodwill	~~W~~	442,487	—	—	—	(36,093)	(3,222)	403,172
Intellectual property rights		3,136,072	208,874	(5)	(321,752)	(89,986)	96,448	3,029,651
Membership(*1)		132,942	7,360	(1,920)	(170)	11	(39)	138,184
Development expense		116,171	13,130	(97)	(73,319)	—	70,933	126,818
Port facilities usage rights		197,211	—	—	(14,800)	—	—	182,411
Exploratation and evaluation assets		100,991	67,000	—	—	(1,204)	(3,341)	163,446
Development assets		78,970	27,831	—	—	—	(96,566)	10,235
Customer relationships		241,311	—	—	(44,478)	—	62	196,895
Other intangible assets		392,296	139,100	(625)	(43,674)	(2,055)	(21,070)	463,972

	~~W~~	4,838,451	463,295	(2,647)	(498,193)	(129,327)	43,205	4,714,784

(*1)	Estimated useful life of membership is indefinite.
(*2)

Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

15. Goodwill and Other Intangible Assets (cont’d)

(*3)

During the year ended December 31, 2023, POSCO Canada Ltd., a subsidiary, decided to make an investment in kind by investing Greenhills Mine, which had been recognized as a joint operation, to a new partnership established by Teck Coal Partnership, the main operator. POSCO Canada Ltd. estimated the recoverable amount considering the fair value and acquired shares of the new partnership, and recognized an impairment loss of ~~W~~88,518 million since recoverable amounts are less than their carrying amounts.

(c)	The Group’s cash generating units (CGUs) and carrying amounts of goodwill allocated to CGUs as of December 31, 2024 and 2023 are as follows:

(in millions of Won)
		Total number of CGUs
Reporting segments		2024	2023	CGUs	2024		2023
Steel		9	10	POSCO VST CO., LTD.	~~W~~	—	36,955
				POSCO Center Beijing		192	173
				Others		13,748	13,689
Infrastructure	Trading	5	5	POSCO INTERNATIONAL Corporation - Global Business Division(*1)		240,092	240,092
				POSCO INTERNATIONAL Corporation - Energy Division		26,471	26,471
				Others		8,205	7,531
	E&C	1	1	POSCO WIDE Co., Ltd		32,585	32,585
	Logistics, etc	2	2	Shinan Green Energy Co., LTD.		108	9,821
Materials of Secondary Battery		3	3	POSCO FUTURE M CO., LTD		8,800	8,800
				POSCO Silicon Solution Co., Ltd		27,542	26,947
				Zhangjiagang Pohang Refractories Co., Ltd.		108	108

		20	21		~~W~~	357,851	403,172

(*1)

The recoverable amount of POSCO INTERNATIONAL Corporation – Global Business Division, a subsidiary in trading segment of the infrastructure business, is determined based on its value in use by an independent external valuer. As of December 31, 2024, the value in use is estimated by applying an 7.37% (2023: 7.73%) post-tax discount rate to the future cash flows estimated based on management’s 5-year business plan and terminal growth rate of 1.0% (2023: 1.0%) thereafter. The terminal growth rate does not exceed long-term growth rate of its industry. No impairment loss on goodwill was recognized for the year ended December 31, 2024 as the recoverable amount exceeded the carrying amount of the CGU.

The value in use of the CGU is sensitive to key assumptions such as discount rate, terminal growth and estimated revenue used in discount cash flow model. If the discount rate increases by 1%, the value in use would have decreased by ~~W~~884,800 million or 10.88%. If the terminal growth rate decreases by 1%, the value in use would have decreased by ~~W~~273,800 million or 3.36%.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

16. Other Assets

Other assets as of December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Current
Advance payments	~~W~~	509,922	593,300
Prepaid expenses		259,145	226,960
Firm commitment asset		2,489	3,418
Other current assets		15,387	17,306

	~~W~~	786,943	840,984

Non-current
Long-term advance payments	~~W~~	33,308	46,989
Long-term prepaid expenses		20,689	30,232
Others		79,688	95,974

	~~W~~	133,685	173,195

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

17. Borrowings

(a)	Short-term borrowings and current portion of long-term borrowings as of December 31, 2024 and 2023 are as follows:

(in millions of Won)
	Lenders	Issuance date	Maturity date	Interest rate (%)	2024		2023
Short-term borrowings
Bank overdrafts	JP Morgan and others	May, 2024~ December, 2024	January, 2025~ December, 2025	3.65 ~ 7.50	~~W~~	85,892	69,160
Short-term borrowings	HSBC and others	January, 2024~ December, 2024	January, 2025~ December, 2025	0.40 ~ 62.00		5,647,199	4,890,120

						5,733,091	4,959,280

Current portion of long-term liabilities
Current portion of long-term borrowings	Export-Import Bank of Korea and others	September, 2009~ December, 2024	January, 2025~ December, 2025	0.19 ~ 6.69		1,323,002	990,088
Current portion of debentures	KB Securities co.,Ltd. and others	July, 2015~ November, 2023	January, 2025~ December, 2025	1.68 ~ 5.81		4,024,084	3,255,375
Less: Current portion of discount on debentures issued						(3,483)	(2,217)
Current portion of exchangable bonds(*1)	Foreign currency exchangable bonds	September, 2021	September, 2026			39,053	1,756,691

						5,382,656	5,999,937

					~~W~~	11,115,747	10,959,217

(*1)

The issuance conditions of the exchangeable bonds issued by the Group are as follows. As of December 31, 2024, exchangeable bonds are reclassified as current liabilities because the bondholders’ put option for redemption has become exercisable within 12 months.

Foreign currency exchangeable bonds
Type of bond	Exchangeable bonds

Aggregate principal amount(*1)	EUR 27,100,000

Interest rate	Coupon rate : -
Yield to maturity : (0.78%)

Maturity date	September 1, 2026

Redemption

Redemption at maturity : Outstanding bond principal, which is not repaid early or which call option is not excercised on, is repaid at maturity as a lump sum

Prepayment : The issuer has call option and the bondholders have put option

Exchange rate	100%

Exchange price(*2) (Won/share)	437,491

Underlying shares	Registered common shares (treasury shares)

Exchange period	From October 12, 2021 to August 22, 2026

Adjustments for exchange price	Adjusting the exchange price according to the terms and conditions of the bond in the events of reason for adjusting the exchange price such as, bonus issue, share split, share consolidation, change of share type, issuance of options or warranties to shareholders, share dividend, cash dividend, issuance of new shares under the market price.

Put option by bondholders	In the event of a change of control of the Company Where the shares issued by the Company are delisted (or suspended for more than 30 consecutive trading days)
Call option by the issuer	Share price (based on closing price) is higher than 130% of exchange price for more than 20 trading days during 30 consecutive trading days in a row, after 3 years (September 1, 2024) from the closing day to 30 business days before the maturity of bonds
When the outstanding balance of outstanding bonds is less than 10% of the total issuance (Clean-Up Call)
Where additional reasons for tax burden arise due to the amendment of relevant laws and regulations, etc

(*1)	Due to put option exercised by bondholders, EUR 1,038,800,000 was redeemed out of the total face value of convertible bonds of EUR 1,065,900,000 during the year ended December 31, 2024.
(*2)	The exchange price has changed due to cash dividends during the year ended December 31, 2024.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

17. Borrowings (cont’d)

The Group has designated exchangeable bonds listed on the Singapore Stock Exchange as financial liabilities measured at fair value through profit or loss. The quoted transaction price is used in fair value measurement, and changes in fair value are recognized in profit or loss.

(b)	Long-term borrowings, excluding current portion as of December 31, 2024 and 2023 are as follows:

(in millions of Won)
	Lenders	Issuance date	Maturity date	Interest rate (%)	2024		2023
Long-term borrowings	Export-Import Bank of Korea and others	September, 2001~ December, 2024	January, 2026~ March, 2040	1.00 ~ 8.50	~~W~~	4,868,703	4,590,541
Less: Present value discount						(51,173)	(9,414)
Bonds	KB Securities co.,Ltd. and others	July, 2019~ October, 2024	January, 2026~ January, 2033	1.72 ~ 6.38		10,108,600	10,478,394
Less: Discount on debentures issued						(44,510)	(48,359)

					~~W~~	14,881,620	15,011,162

(c)	Assets pledged as collateral with regard to the borrowings as of December 31, 2024 are as follows:

(in millions of Won)	Lenders	Book value		Pledged amount
Property, plant and equipment and Investment property	Korea Development Bank and others	~~W~~	4,008,404	4,537,287
Trade accounts and notes receivable	Korea Development Bank and others		120,161	120,161
Financial instruments	Korea Development Bank and others		15,444	15,444

		~~W~~	4,144,009	4,672,892

18. Other Payables

Other payables as of December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Current
Accounts payable	~~W~~	1,652,957	1,174,097
Accrued expenses		1,275,068	1,046,891
Dividend payable		4,182	3,261
Lease liabilities		161,601	163,952
Withholdings		370,063	349,277

	~~W~~	3,463,871	2,737,478

Non-current
Accounts payable	~~W~~	6,096	14,143
Accrued expenses		11,979	8,073
Lease liabilities		744,500	760,368
Long-term withholdings		46,437	90,981

	~~W~~	809,012	873,565

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

19. Other Financial Liabilities

Other financial liabilities as of December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Current
Derivative liabilities	~~W~~	108,786	38,631
Financial guarantee liabilities		4,972	5,114
Others(*1)		7,117	119,881

	~~W~~	120,875	163,626

Non-current
Derivative liabilities	~~W~~	2,236	81,291
Financial guarantee liabilities		8,944	7,858
Others		61,740	64,633

	~~W~~	72,920	153,782

(*1)

The Group has recognized other financial liabilities in connection with the put option agreement which POSCO FUTURE MATERIALS CANADA INC., a subsidiary, has entered into with GM Battery Raw Materials Corporation for the year ended December 31, 2023. The put option agreement expired for the year ended December 31, 2024.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

20. Provisions

(a)	Provisions as of December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024			2023
	Current		Non-current	Current	Non-current
Provision for bonus payments	~~W~~	121,757	70,104	146,277	38,114
Provision for construction warranties		49,659	137,201	50,222	146,536
Provision for legal contingencies and claims(*1)		17,960	78,486	20,893	52,169
Provision for the restoration		10,041	197,810	14,567	161,253
Others(*2)		196,613	96,958	187,785	69,937

	~~W~~	396,030	580,559	419,744	468,009

(*1)

The Group recognized probable outflow of resources amounting to ~~W~~80,220 million and ~~W~~45,712 million as provisions for legal contingencies and asserted claim in relation to lawsuits against the Group as of December 31, 2024 and 2023, respectively.

(*2)

According to the Act on the promotion of the development, use and diffusion of new and renewable energy, POSCO INTERNATIONAL Corporation is obliged to supply a certain amount of power, generated by new and renewable energy sources. In accordance with the Act, POSCO INTERNATIONAL Corporation estimated the cost required to fulfill its obligations, such as insufficient supply of power using new and renewable energy to be borne, and as of December 31, 2024 and 2023, the Group recognized ~~W~~64,249 million and ~~W~~64,166 million respectively, as provision.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

20. Provisions (cont’d)

(b)	The following are the key assumptions concerning the future and other key sources of estimation uncertainties at the end of the reporting period.

Key assumptions for the estimation
Provision for bonus payments	Estimations based on financial performance and service provided

Provision for construction warranties	Estimations based on historical warranty data

Provision for legal contingencies and claims	Estimations based on the degree of probability of an unfavorable outcome and the ability to make a sufficient reliable estimate of the amount of loss

(c)	Changes in provisions for the years ended December 31, 2024 and 2023 are as follows:

1)	For the year ended December 31, 2024

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	~~W~~	184,391	224,339	(187,004)	(29,461)	(404)	191,861
Provision for construction warranties		196,758	53,244	(48,471)	(8,274)	(6,397)	186,860
Provision for legal contingencies and claims		73,062	54,929	(12,964)	(19,743)	1,162	96,446
Provision for the restoration		175,820	28,917	(8,311)	(6,485)	17,910	207,851
Others		257,722	255,624	(151,362)	(76,790)	8,377	293,571

	~~W~~	887,753	617,053	(408,112)	(140,753)	20,648	976,589

(*1)	Includes adjusted foreign currency translation differences and others.

2)	For the year ended December 31, 2023

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	~~W~~	169,432	181,221	(158,529)	(6,063)	(1,670)	184,391
Provision for construction warranties		205,974	42,653	(49,117)	(8,350)	5,598	196,758
Provision for legal contingencies and claims		106,341	16,327	(48,144)	(3,599)	2,137	73,062
Provision for the restoration		191,146	104,227	(9,887)	(80)	(109,586)	175,820
Others		423,013	189,227	(255,001)	(112,909)	13,392	257,722

	~~W~~	1,095,906	533,655	(520,678)	(131,001)	(90,129)	887,753

(*1)	Includes transfer to liabilities held for sale and adjusted foreign currency translation differences and others.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

21. Employee Benefits

(a)	Defined contribution plans

The expenses related to post-employment benefit plans under defined contribution plans for the years ended December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	81,811	70,394

(b)	Defined benefit plans

1)	The amounts recognized in relation to net defined benefit assets in the consolidated statements of financial position as of December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Present value of funded obligations	~~W~~	2,589,246	2,445,797
Fair value of plan assets(*1)		(2,962,342)	(2,902,714)
Present value of non-funded obligations		7,092	30,912

Net defined benefit liabilities	~~W~~	(366,004)	(426,005)

(*1)

As of December 31, 2024 and 2023, the Group recognized net defined benefit assets amounting to ~~W~~409,147 million and ~~W~~464,758 million, respectively, which represent the excess of each consolidated entity’s plan asset over the present value of defined benefit obligations.

2)	Changes in present value of defined benefit obligations for the years ended December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Defined benefit obligations at the beginning of period	~~W~~	2,476,709	2,220,687
Current service costs		266,460	235,340
Interest costs		93,131	97,660
Remeasurements :		147,838	178,649
- Loss (gain) from change in financial assumptions		92,706	165,919
- Loss (gain) from change in demographic assumptions		2,700	(16,094)
- Loss (gain) from change in others		52,432	28,824
Benefits paid		(336,899)	(263,547)
Others		(50,901)	7,920

Defined benefit obligations at the end of period	~~W~~	2,596,338	2,476,709

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

21. Employee Benefits (cont’d)

3)	Changes in fair value of plan assets for the years ended December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Fair value of plan assets at the beginning of period	~~W~~	2,902,714	2,703,639
Interest on plan assets		112,768	126,386
Remeasurement of plan assets		20,345	22,400
Contributions to plan assets		251,891	279,225
Benefits paid		(279,304)	(233,689)
Others		(46,072)	4,753

Fair value of plan assets at the end of period	~~W~~	2,962,342	2,902,714

The Group expects to make an estimated contribution of ~~W~~138,915 million to the defined benefit plan assets in 2025.

4)	The fair value of plan assets as of December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Equity instruments	~~W~~	14,507	6,867
Debt instruments		404,311	529,313
Deposits		2,268,197	2,155,063
Others		275,327	211,471

	~~W~~	2,962,342	2,902,714

5)	The amounts recognized in consolidated statements of comprehensive income for the years ended December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Current service costs	~~W~~	266,460	235,340
Net interest costs(*1)		(19,637)	(28,726)

	~~W~~	246,823	206,614

(*1)	The actual return on plan assets amounted to ~~W~~133,113 million and ~~W~~148,786 million for the years ended December 31, 2024 and 2023, respectively.

The above expenses by function are as follows:

(in millions of Won)	2024		2023
Cost of sales	~~W~~	155,146	135,687
Selling, administrative expenses and others		91,677	70,927

	~~W~~	246,823	206,614

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

21. Employee Benefits (cont’d)

6)	Accumulated actuarial gains (losses), net of tax recognized in other comprehensive income for the years ended December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Beginning	~~W~~	(514,844)	(396,296)
Remeasurements of defined benefit plans		(95,345)	(118,548)

Ending	~~W~~	(610,189)	(514,844)

7)	The principal actuarial assumptions as of December 31, 2024 and 2023 are as follows:

(%)	2024	2023
Discount rate	2.50 ~ 21.55	0.92 ~ 7.60
Expected future increase in salaries(*1)	1.50 ~ 29.32	2.30 ~ 28.11

(*1)	The expected future increases in salaries are based on the average salary increase rate over the past five years.

All assumptions are reviewed at the end of the reporting period. Additionally, the total estimated defined benefit obligation includes actuarial assumptions associated with the long-term characteristics of the defined benefit plan

8)

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding the other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

(in millions of Won)	1% Increase			1% Decrease
	Amount		Percentage(%)	Amount	Percentage(%)
Discount rate	~~W~~	(158,250)	(6.1)	188,034	7.1
Expected future increase in salaries		185,594	7.1	(158,114)	(6.1)

9)	As of December 31, 2024, the maturity of the expected benefit payments are as follows:

(in millions of Won)	Within 1 year		1 year 05 years	5 years 010 years	10 years 020 years	After 20 years	Total
Benefits to be paid	~~W~~	290,647	922,418	636,405	913,302	385,817	3,148,589

The maturity analysis of the defined benefit obligation was nominal amounts of defined benefit obligations using expected remaining period of service of employees.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

22. Other Liabilities

Other liabilities as of December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Current
Due to customers for contract work	~~W~~	491,495	624,632
Advances received		253,171	304,441
Unearned revenue		87,969	69,062
Withholdings		307,753	297,442
Firm commitment liability		10,384	20,136
Others(*1)		22,726	21,928

	~~W~~	1,173,498	1,337,641

Non-current
Unearned revenue	~~W~~	4,317	8,889
Others(*1)		94,942	105,583

	~~W~~	99,259	114,472

(*1)

As of December 31, 2024 and 2023, the Group recognized the assumed liability amounting to ~~W~~41,770 million and ~~W~~56,325 million, respectively, related to unfavorable terms of a customer contract relative to market-terms upon the acquisition of Senex Energy Limited by Senex Holdings PTY LTD, a subsidiary.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

23. Financial Instruments

(a) Classification and fair value of financial instruments

1)	The carrying amount and the fair values of financial assets and financial liabilities by fair value hierarchy as of December 31, 2024 and 2023 are as follows:

① December 31, 2024

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	946,393	—	946,393	—	946,393
Short-term financial instruments		1,212,643	—	1,212,643	—	1,212,643
Equity securities		52,222	26,792	—	25,430	52,222
Debt securities		113,728	—	82,699	31,029	113,728
Other securities		762,177	—	—	762,177	762,177
Derivative hedging instruments(*2)		16,483	—	16,483	—	16,483
Fair value through other comprehensive income
Equity securities		1,119,322	703,181	—	416,141	1,119,322
Assets held for sale		604,439	604,439	—	—	604,439
Financial assets measured at amortized cost(*1)				—
Cash and cash equivalents		6,767,898	—	—	—	—
Trade accounts and notes receivable		9,374,217	—	—	—	—
Other receivables		2,739,523	—	—	—	—
Debt securities		402,644	—	—	—	—
Deposit instruments		6,445,428	—	—	—	—

	~~W~~	30,557,117	1,334,412	2,258,218	1,234,777	4,827,407

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	105,187	—	105,187	—	105,187
Borrowings		39,053	39,053	—	—	39,053
Derivative hedging instruments(*2)		5,835	—	5,835	—	5,835
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		6,161,177	—	—	—	—
Borrowings		25,958,314	—	26,166,994	—	26,166,994
Financial guarantee liabilities		13,916	—	—	—	—
Others		3,895,526	—	—	—	—
Other financial Liabilities		68,857	—	—	—	—

	~~W~~	36,247,865	39,053	26,278,016	—	26,317,069

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates their carrying amounts.
(*2)

The Group applies hedge accounting which uses forward contracts as hedging instrument in order to hedge the risk of changes in fair value of product prices regarding firm commitments or purchase commitments. Also, the Group applies cash flow hedge accounting which uses currency swap as hedging instrument in order to hedge the risk of interest rate and foreign exchange rate changes in foreign currency which influences cash flow from borrowings.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

23. Financial Instruments (cont’d)

② December 31, 2023

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	291,541	—	291,541	—	291,541
Short-term financial instruments		6,540,407	—	6,540,407	—	6,540,407
Equity securities		99,254	61,665	—	37,589	99,254
Debt securities		88,196	—	75,183	13,013	88,196
Other securities		669,687	—	270	669,417	669,687
Derivative hedging instruments(*2)		9,601	—	9,601	—	9,601
Fair value through other comprehensive income
Equity securities		1,694,277	1,539,205	—	155,072	1,694,277
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		6,670,879	—	—	—	—
Trade accounts and notes receivable		9,155,853	—	—	—	—
Other receivables		2,750,036	—	—	—	—
Debt securities		295,201	—	—	—	—
Deposit instruments		4,423,327	—	—	—	—

	~~W~~	32,688,259	1,600,870	6,917,002	875,091	9,392,963

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	116,748	—	116,748	—	116,748
Borrowings		1,756,691	1,756,691	—	—	1,756,691
Other financial Liabilities		119,258	—	—	119,258	119,258
Derivative hedging instruments(*2)		3,174	—	3,174	—	3,174
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		5,782,825	—	—	—	—
Borrowings		24,213,688	—	24,310,166	—	24,310,166
Financial guarantee liabilities		12,972	—	—	—	—
Others		3,241,459	—	—	—	—
Other financial Liabilities		65,256	—	—	—	—

	~~W~~	35,312,071	1,756,691	24,430,088	119,258	26,306,037

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates their carrying amounts.
(*2)

The Group applies hedge accounting which uses forward contracts as hedging instrument in order to hedge the risk of changes in fair value of product prices regarding firm commitments or purchase commitments. Also, the Group applies cash flow hedge accounting which uses currency swap as hedging instrument in order to hedge the risk of interest rate and foreign exchange rate changes in foreign currency which influences cash flow from borrowings.

2)	Financial assets and financial liabilities classified as fair value hierarchy Level 2

Fair values of derivatives are measured using the derivatives instrument valuation models such as discounted cash flow method. Inputs of the financial instrument valuation model include forward rate, interest rate and others. The fair value of derivatives may change depending on the type of derivatives and the nature of the underlying assets.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

23. Financial Instruments (cont’d)

3)	Financial assets classified as fair value hierarchy Level 3

①	Valuation technique and significant but not observable inputs for the financial assets classified as fair value hierarchy Level 3 as of December 31, 2024 are as follows:

(in millions of Won)	Fair value		Valuation technique	Inputs	Range of inputs	Effect on fair value assessment with unobservable input
Financial assets at fair value	~~W~~	214,623	Discounted cash flows	Growth rate	0% ~ 1.00%	As growth rate increases, fair value increases
			Method	Discount rate	7.02% ~ 23.67%	As discount rate increases, fair value decreases
		104,121	Proxy firm valuation method	Price multiples	0.346 ~ 4.649	As price multiples increases, fair value increases
		95,866	Discounted cash flows	Growth rate	1%	As growth rate increases, fair value increases
			Method	Discount rate	14.90%	As discount rate increases, fair value decreases
			Binomial Option Pricing Model	Value of underlying asset	USD 1,910,715 thousands	Fair value increases when value of underlying asset increases
				Volatility	55%	Fair value increases when volatility increases
		984,628	Asset value approach	—	—	—

②	Sensitivity analysis of financial assets classified as Level 3 of fair value hierarchy

If other inputs remain constant as of December 31, 2024 and one of the significant but not observable input is changed, the effect on fair value measurement is as follows:

(in millions of Won)	Input variable	Favorable changes		Unfavorable changes
Financial assets at fair value	Fluctuation 0.5% of growth rate	~~W~~	248	(244)
	Fluctuation 0.5% of discount rate		1,421	(1,344)

③	Changes in fair value of financial assets classified as Level 3 for the years ended December 31, 2024 and 2023 are as follows:

(in millions of Won)
	2024		2023
Beginning	~~W~~	875,091	861,674
Acquisition		398,296	100,442
Gain (loss) on valuations of financial assets		48,336	39,621
Other comprehensive income (loss)		(13,066)	22,526
Disposal and others		(73,880)	(149,172)

Ending	~~W~~	1,234,777	875,091

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

23. Financial Instruments (cont’d)

4)	Finance income and costs by category of financial instrument for the years ended December 31, 2024 and 2023 are as follows:

①	For the year ended December 31, 2024

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	—	120,544	—	136,699	887	258,130	—
Derivative assets		—	820,979	—	399,680	—	1,220,659	—
Financial assets at fair value through other comprehensive income		—	—	—	—	76,060	76,060	(150,443)
Financial assets measured at amortized cost		576,782	—	1,098,245	(82,615)	(10,613)	1,581,799	—
Financial liabilities at fair value through profit or loss		—	239,120	(57,625)	(6,257)	—	175,238	—
Derivative liabilities		—	(31,018)	—	(279,594)	—	(310,612)	(110)
Financial liabilities measured at amortized cost		(1,051,511)	—	(1,781,845)	(806)	(36,252)	(2,870,414)	—

	~~W~~	(474,729)	1,149,625	(741,225)	167,107	30,082	130,860	(150,553)

②	For the year ended December 31, 2023

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	—	520,884	—	190,531	560	711,975	—
Derivative assets		—	167,997	—	289,423	—	457,420	—
Financial assets at fair value through other comprehensive income		—	—	—	—	49,586	49,586	257,725
Financial assets measured at amortized cost		502,147	—	211,077	(84,649)	(6,347)	622,228	—
Financial liabilities at fair value through profit or loss		—	(305,562)	(92,835)	—	—	(398,397)	—
Derivative liabilities		—	(44,323)	—	(276,600)	—	(320,923)	(1,292)
Financial liabilities measured at amortized cost		(1,001,290)	—	(466,244)	11	(26,616)	(1,494,139)	—

	~~W~~	(499,143)	338,996	(348,002)	118,716	17,183	(372,250)	256,433

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

23. Financial Instruments (cont’d)

(b)	Credit risk

1)	Credit risk exposure

The carrying amount of financial assets represents the Group’s maximum exposure to credit risk. The maximum exposure to credit risk as of December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Cash and cash equivalents	~~W~~	6,767,898	6,670,879
Derivative assets		962,876	301,142
Short-term financial instrument		1,212,643	6,540,407
Debt securities		516,372	383,397
Other securities		762,177	669,687
Other receivables		2,739,523	2,750,036
Trade accounts and notes receivable		10,849,398	11,057,819
Deposit instruments		6,445,428	4,423,327

	~~W~~	30,256,315	32,796,694

The Group provided financial guarantee for the repayment of loans of associates, joint ventures and third parties. As of December 31, 2024 and 2023, the maximum exposure to credit risk related to the financial guarantee amounted to ~~W~~3,832,003 million and ~~W~~3,939,463 million, respectively.

2)	Impairment losses on financial assets and contract assets

The Group assesses expected credit losses by estimating the default rate based on the credit loss experience of prior periods and overdue conditions and considers the credit default swap (CDS) premium to reflect changes in credit risk by sector. For credit-impaired assets and significant receivables where the credit risk is significantly increased, credit losses are individually assessed.

①	Allowance for doubtful accounts as of December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Trade accounts and notes receivable	~~W~~	366,109	330,898
Other accounts receivable		219,811	185,987
Loans		510,036	417,725
Others		18,414	18,119

	~~W~~	1,114,370	952,729

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

23. Financial Instruments (cont’d)

②	Impairment losses on financial assets for the years ended December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Beginning	~~W~~	952,719	730,513
Bad debt expenses		134,230	(17,785)
Other bad debt expenses(*1)		68,979	291,340
Less: Recovery of allowance for other bad debt accounts		(18,080)	(7,641)
Others(*2)		(23,478)	(43,708)

Ending	~~W~~	1,114,370	952,719

(*1)	Other bad debt expenses are mainly related to loans and other accounts receivable.
(*2)	Others for the years ended December 31, 2024 and 2023, decreased mainly due to write-off amounting to ~~W~~75,349 million and ~~W~~51,831 million, respectively.

③	The aging and allowance for doubtful accounts of trade accounts and notes receivable as of December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024			2023
	Trade accounts and notes receivable		Allowance for doubtful accounts	Trade accounts and notes receivable	Allowance for doubtful accounts
Not due	~~W~~	9,438,292	8,774	9,886,572	13,155
Over due less than 1 month		496,419	4,555	681,782	5,448
1 month 03 months		272,977	3,087	131,267	3,521
3 months 012 months		187,461	22,340	291,774	27,248
Over 12 months		820,358	327,353	397,322	281,526

	~~W~~	11,215,507	366,109	11,388,717	330,898

④	The aging and allowance for doubtful accounts of other receivables as of December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024			2023
	Loans and other account receivable		Allowance for doubtful accounts	Loans and other account receivable	Allowance for doubtful accounts
Not due	~~W~~	2,870,906	442,293	2,948,838	347,108
Over due less than 1 month		68,592	216	29,653	40
1 month 03 months		146,091	19,349	56,574	1,812
3 months 012 months		60,825	6,702	133,081	91,621
Over 12 months		341,370	279,701	203,712	181,240

	~~W~~	3,487,784	748,261	3,371,858	621,821

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

23. Financial Instruments (cont’d)

(c)	Liquidity risk

1)	Contractual maturities for non-derivative financial liabilities are as follows:

(in millions of Won)	Book value		Contractual cash flow	Within 1 year	1 year 05 years	After 5 years
Trade accounts and notes payable	~~W~~	6,161,177	6,161,177	6,159,127	2,050	—
Borrowings		25,997,367	27,408,042	11,144,580	14,496,260	1,767,202
Financial guarantee liabilities(*1)		13,916	3,832,003	3,832,003	—	—
Lease liabilities		906,101	1,188,386	200,917	516,389	471,080
Other financial liabilities		2,989,425	2,989,754	2,925,018	64,736	—

	~~W~~	36,067,986	41,579,362	24,261,645	15,079,435	2,238,282

(*1)	For issued financial guarantee contracts, the maximum amount of the guarantee is allocated to the earliest period in which the guarantee could be called.

2)	Contractual maturities for derivative financial liabilities are as follows:

(in millions of Won)	Within 1 year		1 year 05 years	Total
Currency forward	~~W~~	82,959	2,236	85,195
Currency swap		19,992	—	19,992
Others		5,835	—	5,835

	~~W~~	108,786	2,236	111,022

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

23. Financial Instruments (cont’d)

(d)	Currency risk

1)

The Group is exposed to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of the changes in foreign exchange rates. The exposure to currency risk as of December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024			2023
	Assets		Liabilities	Assets	Liabilities
USD	~~W~~	5,441,771	10,927,022	4,979,817	11,146,695
EUR		670,436	530,728	538,330	2,882,376
JPY		303,556	213,071	343,321	264,563
Others		2,280,424	367,264	1,108,650	461,634

2)

As of December 31, 2024 and 2023, provided that functional currency against foreign currencies other than functional currency hypothetically strengthens or weakens by 10%, the changes in gain or loss for the years ended December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024			2023
	10% increase		10% decrease	10% increase	10% decrease
USD	~~W~~	(548,525)	548,525	(616,688)	616,688
EUR		13,971	(13,971)	(234,405)	234,405
JPY		9,049	(9,049)	7,876	(7,876)

(e)	Interest rate risk

1)	The carrying amount of interest-bearing financial instruments as of December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Fixed rate
Financial assets	~~W~~	16,067,746	19,118,092
Financial liabilities		(22,213,449)	(19,237,434)

		(6,145,703)	(119,342)

Variable rate
Financial liabilities	~~W~~	(4,690,019)	(7,657,266)

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

23. Financial Instruments (cont’d)

2)	Sensitivity analysis on the cash flows of financial instruments with variable interest rate

The Group’s interest rate risk mainly arises from borrowings with variable interest rate. As of December 31, 2024 and 2023, provided that other factors remain the same and the interest rate of borrowings with floating rates increases or decreases by 1%, the changes in interest expense for the years ended December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024			2023
	1% increase		1% decrease	1% increase	1% decrease
Variable rate financial instruments	~~W~~	(46,900)	46,900	(76,573)	76,573

(f)	Supplier finance arrangement

As of December 31, 2024, the carrying amount of financial liabilities related to supplier finance arrangements entered into by the Group is as follows:

(in millions of Won)	2024
Trade accounts and notes payable	~~W~~	1,298,398
Accounts Payables		273,366

	~~W~~	1,571,764

There are no significant non-cash changes in the carrying amount of trade accounts and notes payable and accounts payable.

24. Share Capital and Capital Surplus

(a)	Share capital as of December 31, 2024 and 2023 are as follows:

(a)	Share capital

(Share, in Won)	2024		2023
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(*1,2)		82,624,377	84,571,230
Shared capital(*2)	~~W~~	482,403,125,000	482,403,125,000

(*1)

As of December 31, 2024, total number of American Depository Receipts (ADRs) outstanding in overseas stock market amounts to 13,149,016 and such ADRs are equivalent to 3,287,254 shares of common stock.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

24. Share Capital and Capital Surplus (cont’d)

(*2)

Pursuant to the resolution of the Board of Directors’ meeting on July 12, 2024, the Company decided to retire 1,946,853 shares using distributable profits, and it was completed on August 6, 2024. As a result, as of December 31, 2024, the Company’s total number of issued shares has decreased.

(*3)

As of December 31, 2024, the difference between the ending balance of common stock and the aggregate par value of issued common stock is ~~W~~69,281 million due to retirement of 13,856,248 treasury stocks.

(b)	The changes in issued common stock for the years ended December 31, 2024 and 2023 are as follows:

(share)	2024			2023
	Issued shares	Treasury shares	Number of outstanding shares	Issued shares	Treasury shares	Number of outstanding shares
Beginning	84,571,230	(8,695,023)	75,876,207	84,571,230	(8,722,053)	75,849,177
Acquisition of treasury shares	—	(255,428)	(255,428)	—	—	—
Disposal of treasury shares	—	—	—	—	27,030	27,030
Retirement of treasury shares	(1,946,853)	1,946,853	—	—	—	—

Ending	82,624,377	(7,003,598)	75,620,779	84,571,230	(8,695,023)	75,876,207

(c)	Capital surplus as of December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		808,994	808,994
Other capital surplus		376,075	390,515

	~~W~~	1,648,894	1,663,334

25. Hybrid Bonds

(a)	POSCO FUTURE M CO., LTD, a subsidiary of the Group, issued hybrid bonds for the year ended December 31, 2024. The contents are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)	2024		2023
Hybrid bond(*1)	2024-12-18	2054-12-18	4.64	~~W~~	600,000	—

(*1)	Details of issuance of hybrid bonds are as follows:

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

25. Hybrid Bonds (cont’d)

KRW Hybrid bond

Maturity date	30 years (The issuer has a right to extend the maturity date)

Interest rate	Issue date ~ 2031-12-18 : 4.64%

Reset every year: additionally +0.75% according to Step-up clauses

Interest payments condition	Quarterly (The issuer may defer interest payments except in cases where it resolves to pay dividends or repays pari passu debt and subordinated debt)

Others	The issuer can call the hybrid bond 5 years of after issuance

(b)

The hybrid bonds can be redeemed after a certain period has elapsed since the issuance date, and its maturity can be extended under the same conditions on the maturity date. Additionally, as interest payments can be deferred, it is deemed that the issuer has an unconditional right to avoid delivering cash or other financial assets to settle the contractual obligation. Accordingly, the Group has classified this bond as equity.

(c)	POSCO HOLDINGS INC., the controlling company, acquired ~~W~~500,000 million out of the ~~W~~600,000 million hybrid bonds issued by POSCO FUTURE M CO., LTD.

26. Other components of equity

(a)	Details of other components of equity as of December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Capital adjustment arising from investments in equity-accounted investees	~~W~~	76,870	(180,964)
Changes in fair value of equity investments at fair value through other comprehensive income		20,066	153,279
Foreign currency translation differences		983,071	94,605
Losses on valuation of derivatives		(925)	(644)
Others		76,347	980

	~~W~~	1,155,429	67,256

(b)	Changes in fair value of equity investments at fair value through other comprehensive income for the years ended December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Beginning balance	~~W~~	153,279	(103,843)
Changes in unrealized fair value of equity investments		(145,051)	260,603
Reclassification upon disposal		11,838	—
Others		—	(3,481)

Ending balance	~~W~~	20,066	153,279

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

27. Treasury Shares

Based on the Board of Directors’ resolution, the Group holds treasury shares for business purposes, including price stabilization. Changes in treasury shares for the years ended December 31, 2024 and 2023 are as follows:

(shares, in millions of Won)	2024			2023
	Number of shares	Amount		Number of shares	Amount
Beginning	8,695,023	~~W~~	1,889,658	8,722,053	~~W~~	1,892,308
Acquisition of treasury shares	255,428		92,311	—		—
Disposal of treasury shares	—		—	(27,030)		(2,650)
Retirement of teasury shares	(1,946,853)		(431,107)	—		—

Ending	7,003,598	~~W~~	1,550,862	8,695,023	~~W~~	1,889,658

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

28. Revenue

(a)	Disaggregation of revenue

Details of revenue disaggregated by types of revenue and timing of revenue recognition for the years ended December 31, 2024 and 2023 are as follows:

1)	For the year ended December 31, 2024

(in millions of Won)			Infrastructure
	Steel		Trading	Construction	Logistics and others	Materials of secondary battery	Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	38,049,273	20,059,155	—	11,894	2,783,237	—	60,903,559
Revenue from services		889,556	2,736,866	127,572	363,384	3,676	3,579	4,124,633
Revenue from construction contract		—	—	7,281,149	—	25,636	—	7,306,785
Others		165,266	7,752	64,285	46,464	—	69,399	353,166

	~~W~~	39,104,095	22,803,773	7,473,006	421,742	2,812,549	72,978	72,688,143

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	38,214,539	20,066,907	337,363	58,358	2,783,237	69,399	61,529,803
Revenue recognized over time		889,556	2,736,866	7,135,643	363,384	29,312	3,579	11,158,340

	~~W~~	39,104,095	22,803,773	7,473,006	421,742	2,812,549	72,978	72,688,143

2)	For the year ended December 31, 2023

(in millions of Won)			Infrastructure
	Steel		Trading	Construction	Logistics and others	Materials of secondary battery	Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	39,435,236	20,973,059	—	17,923	3,775,215	—	64,201,433
Revenue from services		807,142	3,056,272	142,902	397,421	4,415	13,082	4,421,234
Revenue from construction contract		—	—	8,140,768	—	36,404	—	8,177,172
Others		150,895	4,175	17,460	55,269	8	99,551	327,358

	~~W~~	40,393,273	24,033,506	8,301,130	470,613	3,816,042	112,633	77,127,197

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	39,586,131	20,977,234	99,249	73,192	3,775,223	99,551	64,610,580
Revenue recognized over time		807,142	3,056,272	8,201,881	397,421	40,819	13,082	12,516,617

	~~W~~	40,393,273	24,033,506	8,301,130	470,613	3,816,042	112,633	77,127,197

(b)	Details of contract assets and liabilities from contracts with customers as of December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Receivables
Trade accounts and notes receivable	~~W~~	9,374,218	9,155,853
Contract assets
Due from customers for contract work		1,475,180	1,901,966
Contract liabilities(*)
Advance received		256,522	309,441
Due to customers for contract work		491,495	624,632
Unearned revenue		89,807	77,908

(*)	The details of the contract liabilities balance of POSCO Eco & Challenge Co., Ltd., a major subsidiary, that were recognized as revenue for the years ended December 31, 2024 and 2023 are as follows.

(in millions of Won)	2024		2023
Contract liability balance at the beginning of the reporting period recognized as revenue	~~W~~	433,980	605,556

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

29. Contract under Input Method

(a)	Details of outstanding contracts as of December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024			2023
	Construction segment		Others	Construction segment	Others
Accumulated cost	~~W~~	27,830,242	262,814	28,663,723	272,321
Accumulated contract profit		1,903,582	43,690	2,499,061	36,954
Accumulated contract loss		(707,167)	(1,930)	(688,962)	(8,916)
Accumulated contract revenue		29,026,657	304,574	30,473,822	300,359

(b)	Details of due from customers for contract work and due to customers for contract work as of December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024			2023
	Construction segment		Others	Construction segment	Others
Due from customers for contract	~~W~~	1,473,843	13,716	1,873,681	42,557
Due to customers for contract work		(479,546)	(11,949)	(608,339)	(16,293)

	~~W~~	994,297	1,767	1,265,342	26,264

(c)	Details of the provisions of construction loss as of December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Construction segment	~~W~~	52,492	48,825
Others		857	1,749

	~~W~~	53,349	50,574

(d)

For the year ended December 31, 2024, the total contract revenues and the estimated total contract costs have changed and the impact of such changes on profit before income tax for the current and future periods are as follows:

(in millions of Won)				Changes in profit (loss) of contract
	Changes in total contract revenue		Changes in estimated total contract costs	Net income	Future income (loss)	Total
Construction segment	~~W~~	1,337,838	1,579,751	(323,542)	81,629	(241,913)
Others		8,709	1,749	6,567	393	6,960

	~~W~~	1,346,547	1,581,500	(316,975)	82,022	(234,953)

The above details of impact on profit for the current and future periods are calculated based on the total contract costs estimated, considering the events that occurred for the period from the commencement date of the contract to December 31, 2024 and the estimated total contract revenue as of December 31, 2024. The estimated total contract costs and revenue are subject to change in future periods.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

29. Contract under Input Method (cont’d)

(e)	As of December 31, 2024, revenue expected to be recognized in the future in relation to performance obligations that have not been fulfilled (or partially fulfilled) is as follows:

(in millions of Won)	2025		2026	2027	After 2028	Total
Construction segment	~~W~~	5,538,093	3,814,894	2,646,500	804,279	12,803,766
Others		13,528	9,380	10,454	—	33,362

	~~W~~	5,551,621	3,824,274	2,656,954	804,279	12,837,128

(f)	Uncertainty of estimates

1) Total contract revenues

Total contract revenues are measured based on contractual amount initially agreed. However, the contract revenues can increase due to additional contract work, claims and incentive payments, or decrease due to penalty when the completion of contract is delayed due to the Group’s fault. Therefore, this measurement of contract revenues is affected by the uncertainty of the occurrence of future events.

2) Total contract costs

Contract revenues are recognized based on the percentage of completion, which is measured on the basis of the gross cost amount incurred to date. Total contract costs are estimated based on estimates of future material costs, labor costs, outsourcing costs and others. There is an uncertainty in estimates on future contract costs due to various internal and external factors such as fluctuation of market, the risk of business partner and the experience of project performance and others. The significant assumptions including uncertainty of the estimate of total contract costs are as follows:

Method of significant assumption
Material cost	Assumption based on recent purchasing price and quoted market price
Labor cost	Assumption based on standard monthly and daily labor cost
Outsourcing cost	Assumption based on the past experience rate of similar project and market price

Management reviews the assumptions used in estimated contract costs at each reporting period end and adjusts them, if necessary.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

30. Selling and Administrative Expenses

(a)	Other administrative expenses

Other administrative expenses for the years ended December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Wages and salaries	~~W~~	1,212,005	1,156,456
Expenses related to post-employment benefits		136,211	92,667
Other employee benefits		300,425	273,482
Travel		47,681	47,945
Depreciation		173,507	159,836
Amortization		113,130	96,004
Communication		13,472	11,956
Electricity		15,618	12,242
Taxes and public dues		94,658	100,639
Rental		45,440	48,243
Repairs		16,502	17,787
Entertainment		13,993	15,490
Advertising		102,271	107,223
Research & development		207,557	175,167
Service fees		268,701	234,815
Vehicles maintenance		7,880	7,660
Industry association fee		12,578	11,096
Conference		22,797	19,876
(Recovery of) Bad debt expenses		134,230	(17,785)
Others		65,822	81,103
	~~W~~	3,004,478	2,651,902

(b)	Selling expenses

Selling expenses for the years ended December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Freight and custody expenses	~~W~~	34,554	55,531
Operating expenses for distribution center		1,995	4,534
Sales commissions		102,114	68,138
Sales advertising		4,304	4,083
Sales promotion		9,887	9,503
Sample		2,436	2,234
Sales insurance premium		32,139	31,622
Contract cost		35,124	46,140
Others		12,335	11,794

	~~W~~	234,888	233,579

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

31. Research and Development Expenditures Recognized as Expenses

Research and development expenditures recognized as expenses for the years ended December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Administrative expenses	~~W~~	207,557	175,167
Cost of sales		348,003	343,242

	~~W~~	555,560	518,409

32. Finance Income and Costs

Details of finance income and costs for the years ended December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Finance income
Interest income	~~W~~	576,782	502,147
Dividend income		76,947	50,146
Gain on foreign currency transactions		1,419,887	1,660,713
Gain on foreign currency translations		1,187,507	292,581
Gain on derivatives transactions		437,999	333,197
Gain on valuations of derivatives		898,586	201,133
Gain on disposals of financial assets at fair value through profit of loss		164,556	203,795
Gain on valuations of financial assets at fair value through profit or loss		201,059	572,154
Gain on valuations of financial liabilities at fair value through profit or loss		239,120	—
Others		9,152	14,880

	~~W~~	5,211,595	3,830,746

Finance costs
Interest expenses	~~W~~	1,051,511	1,001,290
Loss on foreign currency transactions		1,448,214	1,595,430
Loss on foreign currency translations		1,900,405	705,866
Loss on derivatives transactions		317,913	320,374
Loss on valuation of derivatives		108,625	77,459
Loss on disposal of trade accounts and notes receivable		82,615	84,649
Loss on disposals of financial assets at fair value through profit or loss		27,857	13,264
Loss on valuations of financial assets at fair value through profit or loss		80,515	51,270
Loss on valuations of financial liabilities at fair value through profit or loss		—	305,562
Others		63,080	47,832

	~~W~~	5,080,735	4,202,996

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

33. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Other non-operating income
Recovery of other bad debt expenses	~~W~~	18,080	7,641
Gain on disposals of investment in subsidiaries, associates and joint ventures(*1)		14,235	197,088
Gain on disposals of property, plant and equipment		26,533	9,387
Gain on valuation of firm commitment		46,918	11,499
Reversal of other provisions		15,834	8,578
Premium income		157,552	13,117
Gain on bargain purchase(*1)		—	41,072
Gain on disposals of emission rights		2	25,998
Others		107,951	87,606

	~~W~~	387,105	401,986

Other non-operating expenses
Other bad debt expenses	~~W~~	68,979	291,340
Loss on disposals of assets held for sale(*2)		33,943	103,366
Loss on disposals of investments in subsidiaries, associates and joint ventures		73,428	18,843
Loss on disposals of property, plant and equipment		85,149	125,823
Impairment loss on property, plant and equipment		608,122	275,846
Impairment loss on intangible assets		47,993	129,907
Loss on valuation of firm commitment		40,383	47,448
Idle tangible asset expenses		3,047	3,703
Increase to provisions		84,689	38,395
Donations		75,261	67,393
Others		62,882	93,619

	~~W~~	1,183,876	1,195,683

(*1)

During the year ended December 31, 2023, investments in QSONE Co., Ltd., which had been previously classified as investments in associates were reclassified as investments in subsidiaries. As a result, the Group recognized ~~W~~184,556 million of gain on disposals of investment in associates and ~~W~~41,072 million of gain on bargain purchase.

(*2)

During the year ended December 31, 2023, the Group dispose of CSP—Compania Siderurgica do Pecem, which was classified as assets held for sale, and recognized ~~W~~103,366 million of loss on disposals of assets held for sale. The loss on disposal of assets held for sale recognized as profit or loss includes ~~W~~102,470 million, which was reclassified from accumulated other comprehensive loss arising from translating the financial statements of foreign operation.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

34. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses, impairment loss on other receivables and other non-operating expenses in the consolidated statements of comprehensive income for the years ended December 31, 2024 and 2023 are as follows (excluding finance costs and income tax expense):

(in millions of Won)	2024		2023
Raw material used, changes in inventories and others	~~W~~	42,161,756	46,249,994
Employee benefits expenses(*2)		5,075,621	4,660,771
Outsourced processing cost		10,333,545	10,377,087
Electricity and water expenses		1,200,587	1,099,970
Depreciation(*1)		3,530,770	3,325,088
Amortization		453,689	498,193
Freight and custody expenses		2,594,589	2,297,544
Sales commissions		102,114	68,138
Loss on disposal of property, plant and equipment		85,149	125,823
Impairment loss on property, plant and equipment		608,122	275,846
Impairment loss on intangible assets		47,993	129,907
Donations		75,261	67,393
Other expenses		5,429,250	5,615,703

	~~W~~	71,698,446	74,791,457

(*1)	Includes depreciation of investment property.
(*2)	The details of employee benefits expenses for the years ended December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Wages and salaries	~~W~~	4,769,925	4,375,123
Expenses related to post-employment benefits		305,696	285,648

	~~W~~	5,075,621	4,660,771

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

35. Income Taxes

(a)	Income tax expense for the years ended December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Current income taxes(*1)	~~W~~	598,276	802,998
Deferred income tax due to temporary differences		(349,762)	3,568
Items credited directly to equity		55,109	(17,261)

Income tax expense	~~W~~	303,623	789,305

(*1)	Refund (additional payment) of income taxes as a result of a final corporation tax return, tax audits and others credited (charged) directly to current income taxes.

(b)	The income taxes credited (charged) directly to equity for the years ended December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Net changes in fair value of equity investments at fair value through other comprehensive income(*1)	~~W~~	41,999	(71,600)
Remeasurements of defined benefit plans(*1)		27,261	34,406
Others		(14,151)	19,933

	~~W~~	55,109	(17,261)

(*1)	Those amounts were recognized in other comprehensive income.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

35. Income Taxes (cont’d)

(c)	The following table reconciles the calculated income tax expense to profit before income tax expense for the years ended December 31, 2024 and 2023.

(in millions of Won)	2024		2023
Profit before income tax expense	~~W~~	1,251,204	2,635,154
Income tax expense computed at statutory rate		285,793	685,319
Adjustments:
Tax credit		(22,122)	(82,233)
Additional income tax expense for prior years		(77,482)	152,656
Investment in subsidiaries, associates and joint ventures		107,197	146,498
Tax effect due to permanent differences		(3,801)	(3,011)
Carryforward of unused tax losses		(19,545)	(126,110)
Effect of tax rate change		7,368	4,998
Others		26,215	11,188

		17,830	103,986

Income tax expense	~~W~~	303,623	789,305

Effective tax rate (%)		24.27%	29.95%

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

35. Income Taxes (cont’d)

(d)	The movements in deferred tax assets (liabilities) for the years ended December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024				2023
	Beginning		Increase (decrease)	Ending	Beginning	Increase (decrease)	Ending
Deferred income tax due to temporary differences
Allowance for doubtful account	~~W~~	156,608	30,864	187,472	130,501	26,107	156,608
PP&E and Intangible asset		239,702	47,225	286,927	382,838	(143,136)	239,702
Share of profit or loss of equity-accounted investees		290,919	(5,965)	284,954	269,638	21,281	290,919
Allowance for inventories valuation		63,187	(28,338)	34,849	47,565	15,622	63,187
Prepaid expenses		13,553	1,389	14,942	16,923	(3,370)	13,553
Gain or loss on foreign currency translation		143,239	74,341	217,580	(13,706)	156,945	143,239
Defined benefit liabilities		(3,534)	12,664	9,130	(40,417)	36,883	(3,534)
Provision for construction losses		11,669	668	12,337	17,949	(6,280)	11,669
Provision for construction warranty		45,723	(2,482)	43,241	70,271	(24,548)	45,723
Accured income		(21,271)	6,712	(14,559)	(39,762)	18,491	(21,271)
Provision for accelerated depreciation		(2,660,730)	33,443	(2,627,287)	(2,736,674)	75,944	(2,660,730)
Spin-off		1,536,177	(558)	1,535,619	1,543,628	(7,451)	1,536,177
Others		275,829	(62,175)	213,654	604,484	(328,655)	275,829

		91,071	107,788	198,859	253,238	(162,167)	91,071

Deferred income taxes recognized directly to equity
Net changes in fair value of equity investments at fair value through other comprehensive income		(35,572)	47,453	11,881	36,028	(71,600)	(35,572)
Others		47,288	13,110	60,398	(7,051)	54,339	47,288

		11,716	60,563	72,279	28,977	(17,261)	11,716

Deferred tax from tax credit
Tax credit carry-forward and others		253,559	130,817	384,376	71,364	182,195	253,559
Investments in subsidiaries, associates and joint ventures
Investments in subsidiaries, associates and joint ventures		217,686	50,594	268,280	224,021	(6,335)	217,686

	~~W~~	574,032	349,762	923,794	577,600	(3,568)	574,032

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

35. Income Taxes (cont’d)

(e)	Deferred tax assets and liabilities for the years ended December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024				2023
	Asset		Liabilities	Net	Asset	Liabilities	Net
Deferred income tax due to temporary differences
Allowance for doubtful account	~~W~~	187,522	(50)	187,472	156,681	(73)	156,608
PP&E and Intangible asset		381,583	(94,656)	286,927	337,094	(97,392)	239,702
Share of profit or loss of equity-accounted investees		297,596	(12,642)	284,954	304,225	(13,306)	290,919
Allowance for inventories valuation		34,849	—	34,849	63,187	—	63,187
Prepaid expenses		16,366	(1,424)	14,942	13,659	(106)	13,553
Gain or loss on foreign currency translation		222,220	(4,640)	217,580	205,170	(61,931)	143,239
Defined benefit liabilities		612,680	(603,550)	9,130	598,177	(601,711)	(3,534)
Provision for construction losses		12,337	—	12,337	11,669	—	11,669
Provision for construction warranty		43,241	—	43,241	45,723	—	45,723
Accured income		—	(14,559)	(14,559)	—	(21,271)	(21,271)
Provision for accelerated depreciation		—	(2,627,287)	(2,627,287)	—	(2,660,730)	(2,660,730)
Spin-off		1,538,619	(3,000)	1,535,619	1,536,177	—	1,536,177
Others		298,149	(84,495)	213,654	310,560	(34,731)	275,829

		3,645,162	(3,446,303)	198,859	3,582,322	(3,491,251)	91,071

Deferred income taxes recognized directly to equity
Net changes in fair value of equity investments at fair value through other comprehensive income		59,666	(47,785)	11,881	50,134	(85,706)	(35,572)
Others		67,722	(7,324)	60,398	76,604	(29,316)	47,288

		127,388	(55,109)	72,279	126,738	(115,022)	11,716

Deferred tax from tax credit
Tax credit carry-forward and others		384,376	—	384,376	253,559	—	253,559
Investments in subsidiaries, associates and joint ventures
Investments in subsidiaries, associates and joint ventures		544,482	(276,202)	268,280	499,326	(281,640)	217,686

	~~W~~	4,701,408	(3,777,614)	923,794	4,461,945	(3,887,913)	574,032

(f)

As of December 31, 2024, deductible temporary differences of ~~W~~5,512,331 million and taxable temporary differences of ~~W~~10,054,607 million related to investments in subsidiaries and associates were not recognized as deferred tax assets or liabilities because it is not probable that they will reverse in the foreseeable future.

(g)	The Group recognized current tax payable or receivable at the amount expected to be paid or received that reflects uncertainty related to income taxes.

(h)	Global minimum top-up tax

In 2023, Pillar Two legislation has been enacted in the Republic of Korea, where the Company is domiciled, which is effective for the fiscal years starting on or after January 1, 2024. Accordingly, the Group calculated the Pillar Two income tax expense for the year ended December 31, 2024 as it is subject to global minimum top-up tax under the application of the OECD’s Pillar Two Model Rules via domestic legislation. The Group reviewed subsidiaries qualifying as taxpayer, including the controlling company and, as a result, did not recognize any income tax expense for the year ended December 31, 2024 as the impact of the global minimum top-up tax on the consolidated financial statements as of December 31, 2024 would not be significant. Furthermore, the Group applies temporary exception to the recognition and disclosure of deferred taxes arising from the jurisdictional implementation of the Pillar Two Model Rules as prescribed in KIFRS 1012 Income Taxes. Accordingly, it did not recognize deferred tax assets and liabilities related to the global minimum top-up tax and does not disclose information related to deferred income tax.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

36. Earnings Per Share

(a)	Basic earnings per share for the years ended December 31, 2024 and 2023 are as follows:

(in Won except per share information)	2024		2023
Profit attributable to controlling interest	~~W~~	1,094,917,125,078	1,698,092,001,648
Weighted-average number of common shares outstanding(*1)		75,767,552	75,869,542

Basic earnings per share	~~W~~	14,451	22,382

(*1)	The weighted-average number of common shares used to calculate basic earnings per share is as follows:

(shares)	2024	2023
Total number of common shares issued	83,761,569	84,571,230
Weighted-average number of treasury shares	(7,994,017)	(8,701,688)

Weighted-average number of common shares outstanding	75,767,552	75,869,542

(b)

The Group has exchangeable bonds that can be exchanged for common stocks with dilutive effects as of December 31, 2024. The diluted earnings per share for the year as of December 31, 2023 is the same as the basic earnings per share due to the anti-dilutive effect. Diluted earnings per share for the year ended December 31, 2024 are calculated as follows:

(in Won, except share information)
	2024
Profit attributable to controlling interest	~~W~~	1,094,917,125,078
Gain from exchange rate on and revaluation of exchangeable bonds		(139,569,768,850)
Adjusted weighted-average number of common shares(*1)		77,990,432
Diluted earnings per share	~~W~~	12,250

(*1)	The adjusted weighted-average number of common shares outstanding to calculate diluted earnings per share are as follows:

(shares)	2024
Weighted-average number of common shares outstanding	75,767,552
Weighted-average number of potential common shares	2,222,880

Adjusted weighted-average number of common shares	77,990,432

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

37. Related Party Transaction

(a)	Related parties of the Group as of December 31, 2024 are as follows:

Type	Company
Investments in associates and joint ventures	[Domestic] POSCO MC MATERIALS, Samcheok Blue Power Co.,Ltd., SNNC and others.

[Foreign]

Roy Hill Holdings Pty Ltd, POSCO-NPS Niobium LLC, KOBRASCO, PT NICOLE METAL INDUSTRY, HBIS-POSCO Automotive Steel Co.,Ltd,
South -East Asia Gas Pipeline Company Ltd., 9404-5515 Quebec Inc., AES Mong Duong Power Company Limited, KOREA LNG LTD., Nickel Mining Company SAS and others.

(b)	Significant transactions between the Group and its related parties for the years ended December 31, 2024 and 2023 are as follows:

1)	For the year ended December 31, 2024

(in millions of Won)	Sales and others(*1)				Purchase and others
	Sales		Dividends	Others	Purchase of material	Others
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	216,657	—	1,427	—	145
SNNC		121,658	—	8	377,168	3,620
POSCO-SAMSUNG-SLOVAKIA PROCESSING CENTER		43,098	—	—	781	—
Gunggi Green Energy		31,036	—	—	—	6,675
POS-SEAH STEEL WIRE(TIANJIN)CO.,Ltd		13,733	—	—	—	—
POS SeAH Steel Wire(Nantong) Co., Ltd.		52,993	—	—	243	—
South-East Asia Gas Pipeline Company Ltd.		—	64,208	—	—	—
POSCO MC MATERIALS		137,209	1,800	—	8,107	526
Samcheok Blue Power Co., Ltd.		377,636	10,993	946	—	—
Pocheon-Hwado Highway Corp.		59,691	—	—	—	65
HBIS-POSCO Automotive Steel Co., Ltd		41,369	—	—	37,241	—
Roy Hill Holdings Pty Ltd		—	284,541	260	1,729,832	—
Others		421,095	149,647	4,434	520,477	255,084

	~~W~~	1,516,175	511,189	7,075	2,673,849	266,115

(*1)	As of December 31, 2024, the Group provides payment guarantees to related parties (see Note 38).

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

37. Related Party Transaction (cont’d)

2)	For the year ended December 31, 2023

(in millions of Won)	Sales and others				Purchase and others
	Sales		Dividends	Others	Purchase of material	Others
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	208,536	—	1,484	—	279
SNNC		164,827	—	87	637,638	1,749
Noeul Green Energy Co., Ltd.		6,499	—	28	—	10,320
POS-SEAH STEEL WIRE(TIANJIN)CO.,Ltd		14,477	—	—	—	—
POS-SeAH Steel Wire(Nantong) Co., Ltd.		43,811	—	—	73	—
South-East Asia Gas Pipeline Company Ltd.		—	59,295	—	—	—
POSCO MC MATERIALS		113,542	9,000	—	6,861	1,564
Samcheok Blue Power Co., Ltd.		503,283	10,020	—	—	—
Pocheon-Hwado Highway Corp.		160,233	—	—	—	—
Roy Hill Holdings Pty Ltd		—	367,445	—	1,611,073	—
Others		474,846	212,578	14,970	590,717	102,067

	~~W~~	1,690,054	658,338	16,569	2,846,362	115,979

(c)	The balances of receivables and payables arising from significant transactions between the Group and its related parties as of December 31, 2024 and 2023 are as follows:

1)	December 31, 2024

(in millions of Won)	Receivables(*1)					Payables
	Trade accounts and notes receivable		Loans	Others	Total	Trade accounts and notes payable	Others	Total
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	96,730	—	1,657	98,387	—	30,087	30,087
Gunggi Green Energy		5,846	—	10,706	16,552	—	567	567
POSCO(Guangdong) Automotive Steel Co., Ltd		46,547	6,162	—	52,709	48,866	—	48,866
AMCI (WA) PTY LTD		—	142,767	—	142,767	—	—	—
HBIS-POSCO Automotive Steel Co.,Ltd		13,924	—	—	13,924	5,483	1,922	7,405
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		5,970	—	—	5,970	—	—	—
Samcheok Blue Power Co., Ltd.		189,173	—	148	189,321	—	77,187	77,187
Nickel Mining Company SAS		—	68,793	122	68,915	—	358	358
POS-SeAH Steel Wire(Nantong) Co., Ltd.		19,628	—	—	19,628	—	—	—
POSCO MC MATERIALS		14,544	—	168	14,712	1,314	357	1,671
Pocheon-Hwado Highway Corp.		10,985	—	—	10,985	—	—	—
UITrans LRT Co., Ltd.		13,592	51,051	9,187	73,830	—	—	—
Roy Hill Holdings Pty Ltd		25,023	—	8,836	33,859	356,234	25	356,259
SNNC		12,861	—	70	12,931	10,322	1,298	11,620
FQM Australia Holdings Pty Ltd		—	292,764	—	292,764	—	—	—
Others		27,728	19,730	138,239	185,697	10,168	10,129	20,297

	~~W~~	482,551	581,267	169,133	1,232,951	432,387	121,930	554,317

(*1)	As of December 31, 2024, the Group recognized an allowance for doubtful account for receivables above amounting to ~~W~~506,673 million.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

37. Related Party Transaction (cont’d)

2)	December 31, 2023

(in millions of Won)	Receivables(*1)					Payables
	Trade accounts and notes receivable		Loans	Others	Total	Trade accounts and notes receivable	Others	Total
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	15,260	—	1,497	16,757	—	39,089	39,089
Gunggi Green Energy		10,714	—	8,450	19,164	—	149	149
POSCO(Guangdong) Automotive Steel Co., Ltd		59,910	—	3	59,913	52,961	—	52,961
AMCI (WA) PTY LTD		—	110,540	—	110,540	—	—	—
HBIS-POSCO Automotive Steel Co.,Ltd		21,912	—	103	22,015	1,805	8,837	10,642
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		4,086	—	—	4,086	—	—	—
Samcheok Blue Power Co., Ltd.		162,759	—	213	162,972	—	9,605	9,605
Nickel Mining Company SAS		—	64,197	582	64,779	—	358	358
POS-SeAH Steel Wire(Nantong) Co., Ltd.		14,162	—	—	14,162	—	—	—
POSCO MC MATERIALS		13,835	—	82	13,917	1,156	—	1,156
Pocheon-Hwado Highway Corp.		33,944	—	—	33,944	—	7,712	7,712
UITrans LRT Co., Ltd.		—	46,335	8,395	54,730	—	2,398	2,398
Roy Hill Holdings Pty Ltd		88,217	—	22,002	110,219	263,440	—	263,440
SNNC		15,072	—	60	15,132	25,352	1,731	27,083
FQM Australia Holdings Pty Ltd		—	256,938	1,394	258,332	—	—	—
Others		17,499	16,589	124,849	158,937	4,837	5,599	10,436

	~~W~~	457,370	494,599	167,630	1,119,599	349,551	75,478	425,029

(*1)	As of December 31, 2023, the Group recognized an allowance for doubtful account for receivables above amounting to ~~W~~404,872 million.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

37. Related Party Transaction (cont’d)

(d)	Major financial transactions between the Group and its related parties for the year ended December 31, 2024 and 2023 are as follows:

1)	For the year ended December 31, 2024

(in millions of Won)	Beginning		Lend	Collect	Others(*1)	Ending
Associates and joint ventures
UITrans LRT Co., Ltd.	~~W~~	46,335	4,718	—	(2)	51,051
PT. Tanggamus Electric Power		4,826	—	(1,288)	316	3,854
Nickel Mining Company SAS		64,197	—	—	4,596	68,793
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		2,579	—	(1,379)	270	1,470
Hyo-chun Co., Ltd.		2,382	—	—	—	2,382
AMCI (WA) PTY LTD		112,177	6,499	—	24,091	142,767
POS-AUSTEM WUHAN AUTOMOTIVE CO.,LTD		5,158	—	—	478	5,636
FQM Australia Holdings Pty Ltd		256,938	3,126	—	32,700	292,764
POHANG E&E Co., LTD		1,646	1,582	—	—	3,228
POSCO(Guangdong) Automotive Steel Co., Ltd.		14,332	59,402	(68,294)	722	6,162
Gale International Korea, LLC		—	100	—	—	100
P&O Chemical Co., Ltd.		—	3,060	—	—	3,060

	~~W~~	510,570	78,487	(70,961)	63,171	581,267

(*1)	Includes adjustments of foreign currency translation differences and others.

2) For the year ended December 31, 2023

(in millions of Won)	Beginning		Lend	Collect	Others(*1)	Ending
Associates and joint ventures
UITrans LRT Co., Ltd.	~~W~~	36,510	9,825	—	—	46,335
PT. Tanggamus Electric Power		5,014	—	(270)	82	4,826
PT. Wampu Electric Power		3,988	—	(4,063)	75	—
Nickel Mining Company SAS		63,024	—	(2,322)	3,495	64,197
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		3,802	—	(1,323)	100	2,579
POS-SeAH Steel Wire (Thailand) Co., Ltd.		7,604	—	(7,828)	224	—
AMCI (WA) PTY LTD		104,281	6,620	—	1,276	112,177
POS-AUSTEM WUHAN AUTOMOTIVE CO.,LTD		10,138	—	(5,321)	341	5,158
Hyo-chun Co., Ltd.		2,382	—	—	—	2,382
POS-AUSTEM Suzhou Automotive Co., Ltd		12,673	—	(13,219)	546	—
FQM Australia Holdings Pty Ltd		247,868	2,637	—	6,433	256,938
POHANG E&E Co., LTD		100	1,546	—	—	1,646
POSCO(Guangdong) Automotive Steel Co., Ltd.		35,131	225,182	(246,259)	278	14,332

	~~W~~	532,515	245,810	(280,605)	12,850	510,570

(*1)	Includes adjustments of foreign currency translation differences and others.

(e)	For the years ended December 31, 2024 and 2023, there were additional investments in associates and joint ventures. (See Note 11 “Investments in Associates and Joint ventures”)

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

37. Related Party Transaction (cont’d)

(f)	For the years ended December 31, 2024 and 2023, details of compensation to the Group’s key management officers are as follows:

(in millions of Won)	2024		2023
Short-term benefits	~~W~~	190,253	199,608
Long-term benefits		9,858	9,641
Retirement benefits		29,261	38,934

	~~W~~	229,372	248,183

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influences and responsibilities in the Group’s business and operations.

38. Commitments and Contingencies

(a)	Contingent liabilities

Contingent liabilities can change due to unforeseen circumstances; therefore, management continuously reviews whether the likelihood of an outflow of resources embodying economic benefits has increased. Except in extremely rare circumstances where it cannot be reliably estimated, if the likelihood of an outflow of future economic benefits has increased, even if it had been treated as a contingent liability in the past, such changes in likelihood are recognized as a provision in the consolidated financial statements for the period in which the change occurred.

Management of the Group makes estimates and assumptions that affect disclosures of commitments and contingencies. All estimates and assumptions are based on the evaluation of current circumstances and appraisals with the supports of internal and/or external specialists.

Management of the Group regularly analyzes the most current information on contingent events and provides information regarding provisions related to contingent losses, including potential estimated legal costs. Such assessments are based on the consultations with internal and external legal counsel. In making the decision on the recognition of a provision, management considers the likelihood of an outflow of resources embodying economic benefits to settle the obligation and the possibility of making a reliable estimate of the amount.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

38. Commitments and Contingencies (cont’d)

(b)	Details of guarantees

1)	Contingent liabilities on outstanding guarantees and others provided by the Group as of December 31, 2024 are as follows:

(in millions of Won)			Guarantee limit			Guarantee amount
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
[The Company]
POSCO HOLDINGS INC.	POSCO Asia Co., Ltd.	Credit Agricole and others	USD	125,000,000	183,750	—	—
	POSCO Argentina S.A.U	HSBC and others	USD	1,079,900,000	1,587,453	745,941,390	1,096,533
POSCO	POSCO-VIETNAM Co., Ltd.	Shinhan Bank and others	USD	110,000,000	161,700	49,999,999	73,500
	POSCO ASSAN TST STEEL INDUSTRY Inc	Citibank and others	USD	122,850,000	180,590	122,850,000	180,590
	POSCO COATED STEEL (THAILAND) CO., LTD.	HSBC and others	THB	4,800,000,000	206,400	2,352,000,000	101,136
POSCO INTERNATIONAL Corporation	GOLDEN LACE POSCO INTERNATIONAL CO., LTD.	POSCO Asia Co., Ltd.	USD	13,200,000	19,404	11,000,000	16,170
	PT. Bio Inti Agrindo	BTPN and others	IDR	902,400,000,000	82,209	902,400,000,000	82,209
	POSCO ASSAN TST STEEL INDUSTRY	Woori Bank Hong Kong and others	USD	13,650,000	20,066	13,650,000	20,066
	POSCO INTERNATIONAL Deutschland GmbH	Bank Mendes Gans Amsterdam	USD	50,000,000	73,500	18,719,280	27,517
	POSCO INTERNATIONAL JAPAN Corp.					6,370,603	9,365
	POSCO INTERNATIONAL AMERICA Corp.					—	—
	POSCO INTERNATIONAL SINGAPORE Pte. Ltd.					—	—
	POSCO INTERNATIONAL Malaysia SDN BHD					—	—
	POSCO INTERNATIONAL ITALIA S.R.L.					—	—
	POSCO INTERNATIONAL MEXICO S.A. de C.V.					—	—
	POSCO INTERNATIONAL AUSTRALIA HOLDINGS PTY LTD					—	—
	POSCO INTERNATIONAL MEXICO E-MOBILITY S.A DE C.V.					—	—
	POSCO INTERNATIONAL POLAND E-MOBILITY Sp.z.o.o					—	—
	POSCO INTERNATIONAL E&P MALAYSIA SDN. BHD.	SC MALAYSIA	USD	5,000,000	7,350	5,000,000	7,350
	PT. KRAKATAU POSCO ENERGY	POSCO Asia Co., Ltd. and others	USD	102,903,407	151,268	41,301,000	60,712
	POSCO INTERNATIONAL MEXICO E-MOBILITY S.A DE C.V.	Export-Import Bank of Korea and others	USD	31,054,800	45,651	30,379,000	44,657
	PT POSCO INTERNATIONAL ENP INDONESIA	PT Bank Negara Indonesia	USD	750,000	1,103	750,000	1,103
POSCO Eco & Challenge Co., Ltd.	POSCO E&C Vietnam Co., Ltd.	POSCO Asia Co., Ltd.	USD	13,000,000	19,110	13,000,000	19,110
POSCO STEELEON CO.,LTD.	Myanmar POSCO C&C Company, Limited.	POSCO Asia Co., Ltd.	USD	13,986,947	20,561	13,986,947	20,561
POSCO FUTURE M CO., LTD.	ULTIUM CAM LIMITED PARTNERSHIP	Investissement Quebec, Strategic Innovation Fund	CAD	299,562,500	306,740	232,265,400	237,830
[Associates and joint ventures]
POSCO HOLDINGS INC.	Nickel Mining Company SAS	SMBC	EUR	46,000,000	70,322	46,000,000	70,322
POSCO	POSUK Titanium LLP	Shinhan Bank	USD	12,750,000	18,743	12,750,000	18,743
POSCO INTERNATIONAL Corporation	GLOBAL KOMSCO Daewoo LLC	Hana Bank Bahrain	USD	6,650,000	9,776	5,950,000	8,747
POSCO Eco & Challenge Co., Ltd.	Chun-cheon Energy Co., Ltd	Kookmin Bank and others	KRW	149,200	149,200	126,360	126,360
[Others]
POSCO Eco & Challenge Co., Ltd.	Subcontractors for maintenance projects, etc.	Kookmin Bank and others	KRW	913,369	913,369	493,319	493,319
POSCO AUSTRALIA PTY LTD	Department of Trade and Investment (NSW Government) and others	Woori Bank and others	AUD	18,112,062	16,549	18,112,062	16,549
PT. Bio lnti Agrindo	KSU Mandob Sejatera	Bank Muamalat	IDR	80,000,000,000	7,288	22,933,333,333	2,089
POSCO COATED STEEL (THAILAND) CO., LTD.	AMATA NATURAL GAS DISTRIBUTION COMPANY LIMITED and others	SC Bank	THB	54,569,000	2,346	54,569,000	2,346
	BUREAU OF INDIAN STANDARDS (BIS)	SC Bank	USD	10,000	15	10,000	15
POSCO Maharashtra Steel Private Limited	Gail India and others	HSBC and others	INR	833,764,043	14,329	833,764,043	14,330

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

38. Commitments and Contingencies (cont’d)

2)	The details of credit enhancements by types of the Group’s PF business as of December 31, 2024 are as follows:

①	Maintenance projects and others

a.	The information about maturity of the loans related to PF credit enhancements such as debt acceptance and fund supplementation is as follows:

(in millions of Won)								Balance of the loans
Provider	Projects(*1)	Borrower	Type	Credit enhancement measures	Agreed amount		Executed amount	Total	Within 3 months	3~6 months	6 months ~1 year	1 year ~2 years	2 years ~3 years	After 3 years
[The Company]
POSCO Eco & Challenge Co., Ltd.	Other projects	JB CLARK HILLS CORP	Main PF	Debt assumption	~~W~~	48,510	40,425	40,425	—	—	40,425	—	—	—
[Associates and joint ventures]
POSCO Eco & Challenge Co., Ltd.	Other projects	New Songdo International City Development, LLC	Mortgage loan	Debt assumption		494,000	294,900	294,900	—	66,400	—	—	228,500	—
[Others]
POSCO Eco & Challenge Co., Ltd.	Maintenance projects	Bangbae Shindonga Apartment Reconstruction and Maintenance Project Association, etc.	Main PF	Debt assumption		1,010,126	483,423	483,423	43,708	33,600	124,945	85,432	87,917	107,821
	Other projects	Civic Center PFV	Main PF	Debt assumption		45,000	45,000	45,000	—	—	—	—	—	45,000
	Other projects	LandmarkSewoon	Main PF	Debt assumption		50,000	50,000	50,000	—	—	—	—	—	50,000
	Other projects	DAON INP Co., Ltd.	Main PF	Joint guarantee		36,000	11,430	11,430	—	—	11,430	—	—	—
	Other projects	Jeonju Eco-city	Main PF	Debt assumption		53,300	22,800	22,800	—	—	—	22,800	—	—
POSCO DX	Other projects	Jeonnong school keeper co. and others(*2)	Main PF	Supplemental funding agreement		123,309	44,062	44,062	—	—	—	—	—	44,062

						1,317,735	656,715	656,715	43,708	33,600	136,375	108,232	87,917	246,883

					~~W~~	1,860,245	992,040	992,040	43,708	100,000	176,800	108,232	316,417	246,883

(*1)	The maintenance project mainly consists of reconstruction and condominium construction projects, and other projects consist of office buildings, retail shops, warehouses, and educational facilities.
(*2)

The obligation to supplement funding has been included in the Group’s proportionate interests. The execution amount of the supplement funding obligation may vary depending on the fulfillment of such obligations by other construction investors or operational investors. (Including other interests: guarantee limit of ~~W~~1,122,320 million, outstanding loan balance of ~~W~~404,459 million)

b.	The details of conditional debt acceptance and principal and interest repayment commitments in the event of non-compliance with completion guarantee covenant of December 31, 2024 are as follows:

(in millions of Won)		Contract amount		Contingency amount(*1)(*2)	Balance of loans
Maintenance projects	Total amount	~~W~~	9,904,615	4,010,141	2,088,579
	Amount attributable to the Group		6,921,795	2,788,107	1,314,376

(*1)	The overlapping amount with other credit enhancement measures such as the agreed debt assumption upon loan origination amounts to ~~W~~41,065 million for the maintenance projects.
(*2)

In the case of joint subcontracting projects, the total joint guarantee amount of the project participants has been disclosed. However, the final execution amount of completion guarantee may vary depending on factors such as the reasons attributable to the project participants upon actual execution of the responsibility completion.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

38. Commitments and Contingencies (cont’d)

c.	The details of contingencies of claim for damages in the event of non-compliance with construction completion covenant as of December 31, 2024 are as follows:

(in millions of Won)	Number of constructions	Contract amount		Contingency amount(*1)(*2)	Balance of loans
Maintenance projects	Total amount	~~W~~	305,519	76,000	20,000
	Amount attributable to the Group		305,519	76,000	20,000
Other projects	Total amount		11,899,491	11,618,900	7,722,354
	Amount attributable to the Group		11,002,354	11,260,970	7,405,322
	Total amount		12,205,010	11,694,900	7,742,354

	Amount attributable to the Group	~~W~~	11,307,873	11,336,970	7,425,322

(*1)	The overlapping amount with other credit enhancement measures such as the agreed debt assumption upon loan origination amounts to ~~W~~106,430 million for the maintenance projects.
(*2)

In the case of joint subcontracting projects, the total joint guarantee amount of the project participants has been disclosed. However, the final execution amount of completion guarantee may vary depending on factors such as the reasons attributable to the project participants upon actual execution of the responsibility completion.

②	SOC projects

(in millions of Won)
Provider	Recipient	Credit enhancement measures	Number of constructions	Approved amount		Remaining balance after repayment
[Associates and joint ventures]
POSCO DX	UITrans LRT Co., Ltd(*1)	Providing funds and debt assumption	2	~~W~~	81,883	28,371
	Pocheon-Hwado Highway Corp.(*2)	Providing funds	1		24,923	22,323
POSCO Eco & Challenge Co., Ltd.	UITrans LRT Co., Ltd(*1)	Providing funds and debt assumption	2		205,051	142,081
	Pocheon-Hwado Highway Corp.(*2)	Providing funds	1		319,526	286,182
	POHANG E&E Co., LTD(*3)	Providing funds and supplemental funding agreement	2		71,930	45,064
	Pureun Tongyeong Enviro Co., Ltd.(*3)	Providing funds	1		22,714	10,924
	Pure Gimpo.Co.,Ltd(*3)	Providing funds	1		51,565	23,223
	Clean Iksan Co.,Ltd(*3)	Providing funds	1		44,054	22,140

			11		821,646	580,308

[Others]
POSCO DX	Western Inland highway CO.,LTD.	Providing funds	1		47,348	30,376
POSCO Eco & Challenge Co., Ltd.	Western Seoul highway CO.,LTD. and others	Supplemental funding agreement	11		62,720	29,391
	Western Inland highway CO.,LTD. and others	Providing funds	42		2,753,470	1,459,302
	Pohang Youngil Bay New Port	Debt assumption	1		2,250	1,440
	Busan Sanseong Tunnel	Refinancing	1		26,750	26,750

			56		2,892,538	1547259

			67	~~W~~	3,714,184	2,127,567

(*1)	The Group provides a funding commitment of ~~W~~71,034 million (including other shares: ~~W~~249,700 million) equivalent to the Group’s shares of the loan balance for the private investment project.
(*2)	The Group provides a funding commitment of ~~W~~308,505 million (including other shares: ~~W~~558,077 million) equivalent to the Group’s shares of the loan balance for the private investment project.
(*3)	The Group provides a funding commitment of ~~W~~98,079 million (including other shares: ~~W~~179,179 million) equivalent to the Group’s shares of the loan balance for the private investment project.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

38. Commitments and Contingencies (cont’d)

3)	Other guarantees

①

As of December 31, 2024, the payment guarantees that the Group provides to clients, such as contract performance guarantees, installment guarantees, and defect guarantees, by subscribing to insurance policies with guarantee insurance companies or issuing guarantee certificates are as follows:

(in millions of Won)
Provider of credit enhancement	Recipient of credit enhancement	Types of guarantees	Agreed amount		Executed amount	Guarantor
[Subsidiaries]
POSCO Eco & Challenge Co., Ltd.	Ventanas Philippines Construction Inc	Guarantee on performance for contracts and others	~~W~~	11,476	11,476	Credit Agricole and others
[Associates and joint ventures]
POSCO Eco & Challenge Co., Ltd.	PT.Tanggamus Electric Power	Letter of credit		2,998	2,998	Hana Bank
	PT. Wampu Electric Power	Letter of credit		2,646	2,646	Hana Bank

				5,644	5,644

[Others]
POSCO Eco & Challenge Co., Ltd.	DAEWOO ENGINEERING & CONSTRUCTION Co., Ltd	Guarantee on performance for construction		8,429,886	8,425,499	Construction Guarantee Cooperative
POSCO WIDE Co., Ltd	Human Eco-Land Co., Ltd.	Guarantee on performance and others		3,154	3,154	Seoul Guarantee Insurance
POSCO M-TECH	KOREA AEROSPACE INDUSTRIES, LTD. and others	Guarantee on performance		3,080	3,080	Seoul Guarantee Insurance
Shinan Green Energy Co.,LTD.	Shinan-gun, Jeollanam-do	Guarantee on performance		2,963	2,963	Seoul Guarantee Insurance
Korea Fuel Cell	Korea Western Power Co., Ltd	Guarantee on performance		1,685	1,685	Seoul Guarantee Insurance

				8,440,768	8,436,381

			~~W~~	8,457,888	8,453,501

②	As of December 31, 2024, the primary payment guarantees and other guarantees that the Group is provided from the guarantee institution are as follows:

(in millions of Won)
Provider	Types of guarantees	Agreed amount		Executed amount
Construction Guarantee Cooperative	Subcontractor Payment Guarantee and others	~~W~~	7,286,664	7,286,664
Engineering guarantee insurance	Guarantee on performance for EPC contracts and others		901,168	513,163
Seoul Guarantee Insurance	Construction performance guarantee and others		567,904	567,904
Korea Housing & Urban Guarantee Corporation	Housing Guarantee and others		7,436,886	7,429,429
Woori Bank and others	Foreign currency guarantee		2,046,468	885,486
Korea software financial cooperative	Guarantee on performance for contracts		126,983	126,983
Seoul Guarantee Insurance	Guarantee on performance and others		45,630	45,630
Construction Guarantee Cooperative	Guarantee on performance		4,337	4,337

		~~W~~	18,416,040	16,859,596

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

38. Commitments and Contingencies (cont’d)

(c)	Other commitments

Details of other commitments of the Group as of December 31, 2024 are as follows:

Company	Description
POSCO HOLDINGS INC.	As of December 31, 2024, POSCO HOLDINGS INC. entered into a commitment with KOREA ENERGY AGENCY for long-term foreign currency borrowings, which are limited up to the amount of USD 1.05 million. The borrowing is related to the exploration of gas hydrates in Western Fergana-Chinabad. The repayment of the borrowings depends on the success of the projects.POSCO HOLDINGS INC. is not liable for the repayment of full or part of the amount borrowed if the respective projects fail. POSCO HOLDINGS INC. has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements.As of December 31, 2024, the ending balance of the borrowing amounts to USD 1.02 million.

POSCO HOLDINGS INC. has deposited 83,671 treasury shares for exchange with the Korea Securities Depository in relation to foreign currency exchangeable bonds as of December 31, 2024.

POSCO	POSCO entered into long-term contracts to purchase iron ore, coal, nickel and others. The long-term purchase contract period is more than two years for iron ore, three years for coal, and one year for nickel. These contracts provide for periodic price adjustments based on the market price. As of December 31, 2024, 80 million tons of iron ore and 7 million tons of coal remained to be purchased under such long-term contracts.

POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase contract period and volume are 550,000 tons per year for 20 years from August 2005, and 120,000 tons from September 2025 to December 2026. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

POSCO has a long-term service contract for the transportation of raw material. As of December 31, 2024, there are 36 vessels under contract, and the average remaining contract period is about 6 years.

POSCO entered into an agreement (LNG SPA) with POSCO INTERNATIONAL SINGAPORE PTE LTD. to purchase 370 thousand tons of LNG annually for 15 years commencing in November 2026.The purchase price is subject to change based on changes of U.S. Henry Hub Natural Gas Spot Price. POSCO has extension option of extending the purchase contract by five years.

POSCO INTERNATIONAL Corporation	POSCO INTERNATIONAL Corporation operates a ship-to-ship business in which ships are chartered from ship’s owners and leased out to shippers. POSCO INTERNATIONAL Corporation has entered into a ship purchase agreement with the ship owners and the shippers, which obliges the shippers to pay the agreed amount either at the end of the contract terms or at the agreed termination and to take over the ownership of the vessel from the ship owners. Only if the shipper fails to fulfill its obligation including payment obligation for the purchase of the vessel, POSCO INTERNATIONAL Corporation is obliged to take over the ship based on the condition that the shipper’s contractual obligations and rights are transferred to POSCO INTERNATIONAL Corporation. As of December 31, 2024, the shipper purchased one of the four chartered ship, resulting in the early termination of the ship purchase agreement.

The Company invested in the Ambatovy Nickel Project (DMSA/AMSA) in Madagascar through the Korea Ambatovy Consortium (KAC) formed with Korea Mine Rehabilitation and Mineral Resources Corporation (KOMIR) and STX Corporation. SHERRITT INTERNATIONAL CORP., the operator, transferred a portion of the project’s interests to Sumitomo and AHL (Ambatovy Holdings Limited) in November 2017, and transferred the remaining interests of the project to Sumitomo and AHL2 (Ambatovy Holdings II Limited) in August 2020. KAC has the rights and obligations to the 15.33% stake held by AHL and AHL2.

POSCO Eco & Challenge Co., Ltd.	As of December 31, 2024, according to the investor agreement for the construction of Samcheok Thermal Power Plant, POSCO Eco & Challenge Co., Ltd. is obligated to make contributions for core capital, unqualified investment, excess expenses occurred for business, and acceleration of payment.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

38. Commitments and Contingencies (cont’d)

(d)	Commitment for asset acquisition

The commitment amount for the acquisition of major assets that has not yet occurred as of December 31, 2024 is as follows:

(In millions of Won)	2024
Property, Plant and Equipment	~~W~~	5,853,808
Intangible Assets		27,859
Investments in associates and joint ventures		92,958

	~~W~~	5,974,625

(e)	Litigation in progress

As of December 31, 2024, pending litigations that POSCO HOLDINGS INC. and certain subsidiaries are defendants in legal actions arising from the normal course of business are as follows:

(in millions of Won, in thousands of foreign currencies)
Company	Legal actions	Claim amount		Won equivalent	Description
POSCO HOLDINGS INC.	4	KRW	522	522	Lawsuit on claim for damages and others
POSCO	172	KRW	457,313	457,313	Lawsuit on claim for employee right and others
POSCO INTERNATIONAL Corporation	4	KRW	968	968	Lawsuit on claim for damages and others
	2	INR	4,469,396	76,829	Lawsuit on claim for payment on guarantees and others
	6	USD	74,570	109,617	Lawsuit on claim for damages and others
	1	PKR	124,775	659	Lawsuit on claim for damages
POSCO Eco & Challenge Co., Ltd.	112	KRW	210,631	210,631	Lawsuit on claim for damages and others
POSCO DX	1	BRL	14,819	3,526	Lawsuit on claim for damages
	15	KRW	7,527	7,527	Lawsuit on claim for damages and others
POSCO FUTURE M CO., LTD.	3	KRW	2,664	2,664	Lawsuit on claim for damages and others
POSCO A&C	4	KRW	3,403	3,403	Lawsuit on claim for damages and others
POSCO WIDE Co., Ltd.	1	KRW	123	123	Lawsuit on claim for damages and others
POSCO Mobility Solution Corporation	1	KRW	82	82	Lawsuit on claim for damages and others
POSCO INTERNATIONAL TEXTILE LLC.	1	USD	2,389	3,512	Lawsuit on claim for contract settlement
POSCO ASIA COMPANY LIMITED	1	USD	80	117	Lawsuit on claim for damages and others
POSCO-China Holding Corp.	1	USD	1,290	1,896	Lawsuit on claim for damages and others
POSCO Engineering and Construction India Private Limited	2	INR	493,968	8,491	Lawsuit on claim for payment and others
POSCO ENGINEERING & CONSTRUCTION DO BRAZIL LTDA.	53	BRL	180,818	43,024	Lawsuit on claim for payment on construction and others
POSCO INDIA PROCESSING CENTER PRIVATE LIMITED	1	INR	54,420	935	Lawsuit on claim for damages
POSCO INTERNATIONAL AMERICA CORP.	1	USD	3,000	4,410	Lawsuit over contract dispute and others
POSCO SOUTH EAST ASIA PTE. LTD.	2	USD	15,900	23,373	Lawsuit over contract dispute and others
Brazil Sao Paulo Steel Processing Center	7	BRL	6,729	1,601	Lawsuit on claim for labor and others
POSCO Thainox Public Company Limited	2	THB	3,480	150	Lawsuit on invalidation of a check
POSCO ASSAN TST STEEL INDUSTRY Inc.	24	USD	92	135	Lawsuit on claim for labor and others

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

38. Commitments and Contingencies (cont’d)

(in millions of Won, in thousands of foreign currencies)
Company	Legal actions	Claim amount		Won equivalent	Description
POSCO Maharashtra Steel Private Limited	1	INR	9,500	163	Lawsuit on claim for labor and others
POSCO-India Private Limited	1	INR	2,466	42	Lawsuit on claim for wages
POSCO MPPC S.A. de C.V.	7	MXN	2,614	186	Lawsuit on claim for labor and others
POSCO(Chongqing) Automotive Processing Center Co., Ltd.	1	CNY	539	108	Lawsuit on claim for penalty payment

(*1)

The Group has recorded a provision for contingent losses for 58 lawsuits, including those related to guarantee obligations, and reasonably estimating the likelihood of occurrence and the amount. (see Note 20)

As of December 31, 2024, the Group has determined that there are no present obligations resulting from pending litigations, other than those for which a provision for contingent losses has been established, and therefore has not recognized any provisions for these litigation cases.

(f)	Other commitment

Details of other commitment of the Group as of December 31, 2024 are as follows:

Company	Description
POSCO HOLDINGS INC.

POSCO HOLDINGS INC. has provided 3 blank checks to Korea Energy Agency as collateral for long-term foreign currency borrowings.

The Company has a joint obligation with the company newly established through spin-off, POSCO, to discharge all liabilities (including financial guarantee contracts) incurred prior to the spin-off date.

POSCO INTERNATIONAL Corporation	As of December 31, 2024, POSCO INTERNATIONAL Corporation has provided 24 blank promissory notes and 18 blank checks to Korea Energy Agency and others as collateral for the guarantee on performance for contracts and others.

POSCO Eco & Challenge Co., Ltd.	As of December 31, 2024, POSCO Eco & Challenge Co., Ltd. has provided 38 blank checks and 4 blank promissory notes as collateral for agreements and outstanding loans.

POSCO DX	As of December 31, 2024, POSCO DX has provided 7 blank checks to financial institutions as collateral for the guarantee on performance for contracts and others.

39. Statements of Cash Flows

(a)	Changes in operating assets and liabilities for the years ended December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Trade accounts and notes receivable	~~W~~	1,566,091	(1,127,629)
Other receivables		(192,707)	32,827
Inventories		218,506	1,383,720
Other current assets		(124,125)	265,296
Other non-current assets		(11,645)	(214,331)
Trade accounts and notes payable		(376,277)	(118,796)
Other payables		56,936	(301,561)
Other current liabilities		(375,368)	(344,490)
Provisions		(213,235)	(318,955)
Usable and profitable donation assets		101,557	—
Payments of severance benefits		(336,189)	(263,548)
Plan assets		27,413	(45,535)
Other non-current liabilities		(4,089)	(34,255)

	~~W~~	336,868	(1,087,257)

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

39. Statements of Cash Flows (cont’d)

(b)	Changes in liabilities arising from financing activities for the years ended December 31, 2024 and 2023 are as follows:

1)	For the year ended December 31, 2024

(in millions of Won)	Liabilities					Derivatives that hedge borrowings
	Short-term borrowings		Long-term borrowings	Dividend payable	Finance lease liabilities
Beginning	~~W~~	4,959,280	21,011,099	3,261	924,320	(129,991)
Changes from financing cash flows		(217,759)	(1,633,370)	(844,195)	(195,367)	181,397
Effect of changes in foreign exchange rates		991,570	1,102,079	991	(3,696)	—
Changes in fair values		—	(239,120)	—	—	(833,973)
Loss on bond redemption		—	7,063	—	—	—
Other changes:
Decrease in retained earnings		—	—	758,124	—	—
Decrease in non-controlling interest		—	—	86,001	—	—
Interest expenses		—	16,525	—	48,625	—
Increase in lease assets		—	—	—	132,219	—

Ending	~~W~~	5,733,091	20,264,276	4,182	906,101	(782,567)

2)	For the year ended December 31, 2023

(in millions of Won)	Liabilities					Derivatives that hedge borrowings
	Short-term borrowings		Long-term borrowings	Dividend payable	Finance lease liabilities
Beginning	~~W~~	6,833,120	17,472,542	4,371	823,482	(191,497)
Changes from financing cash flows		(2,524,077)	3,356,103	(825,495)	(222,829)	102,707
Effect of changes in foreign exchange rates		650,237	(139,863)	—	38,909	—
Changes in fair values		—	305,562	—	—	(41,201)
Other changes:
Decrease in retained earnings		—	—	720,770	—	—
Decrease in non-controlling interest		—	—	103,615	—	—
Interest expenses		—	16,755	—	41,109	—
Increase in lease assets		—	—	—	243,649	—

Ending	~~W~~	4,959,280	21,011,099	3,261	924,320	(129,991)

(c)	Material non-cash transactions for the years ended December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Transfer of construction-in-progress to property, plant and equipment and intangible assets	~~W~~	7,193,949	3,782,059
Changes in accounts payable related to acquisition of property, plant and equipment and intangible assets		(181,188)	(113,447)
Retirement of treasury shares		431,107	—

	~~W~~	7,443,868	3,668,612

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

40. Operating Segments and Geographic Information

(a)

The Group’s operating businesses are distinguished based on the nature of markets and customers. The assets, liabilities and profit or loss for each operating segment are generally measured based on the separate financial statements of the consolidated entities that make up each operating segment, which are prepared in accordance with KIFRS.

Meanwhile, the Group has classified the operating segments as below. Also, businesses in which the subsidiaries in each segment operate are as follows:

Operating segments		Main Business
Steel		Manufacture and sales of steel products

Infrastructure	Trading	Supply and purchase transactions between domestic and foreign companies, power generation, and resource development

	Construction	Design, production and construction of steel mills and their facilities, commercial and residential facilities, etc.

	Logistics and others	Logistics, network and system integration business

Materials of secondary battery		EV battery materials such as lithium, nickel, negative/cathode materials, and hydrogen business

Others		POSCO HOLDINGS. INC., Controlling company and Investment business

(b)

The segment profit or loss does not reflect the consolidation adjustments allocated to each entity and is determined in the same way as the consolidated net income for the period, in accordance with KIFRS. The accounting policies applied to each segment are consistent with the accounting policies of the entities that make up the consolidated financial statements. Segment assets and liabilities are generally measured based on the total assets and total liabilities in accordance with KIFRS before reflecting the consolidation adjustments allocated to the entity. Furthermore, segment assets and liabilities are based on the separate financial statements of the consolidated entities, not on a consolidated basis. Transactions between reporting segments include various levels of inter-segment transactions, which encompass the disposal of tangible assets and the provision of construction services, among others.

(c)	Information about reportable segments as of and for the years ended December 31, 2024 and 2023 are as follows:

1)	As of and for the year ended December 31, 2024

			Infrastructure			Materials of secondary battery
(in millions of Won)	Steel		Trading	Construction	Logistics and others		Others	Total
External revenues	~~W~~	39,104,095	22,803,773	7,473,006	421,742	2,812,549	72,978	72,688,143
Internal revenues		23,096,825	20,099,480	2,356,572	3,717,459	1,017,302	2,038,172	52,325,810
Inter segment revenues		15,038,824	9,427,415	2,233,541	3,694,427	959,313	2,011,559	33,365,079
Total revenues		62,200,920	42,903,253	9,829,578	4,139,201	3,829,851	2,111,150	125,013,953
Interest income		279,469	72,208	158,867	18,902	47,525	85,128	662,099
Interest expenses		(699,586)	(308,671)	(146,885)	(12,169)	(117,040)	(1,328)	(1,285,679)
Depreciation and amortization		(3,166,418)	(492,626)	(77,355)	(61,578)	(240,723)	(19,964)	(4,058,664)
Impairment loss on property, plant and equipment and others		(273,160)	(36,161)	(8,420)	(10,518)	(331,717)	(299)	(660,275)
Share of loss of equity-accounted investees, net		(321,718)	(142,090)	(111,476)	—	(170,122)	(392,074)	(1,137,480)
Income tax expense		(306,337)	(189,573)	(18,387)	(46,996)	203,475	62,923	(294,895)
Segment profits (losses)		691,477	536,684	(194,292)	104,022	(634,860)	1,596,035	2,099,066
Segment total assets		66,585,437	21,012,507	9,270,877	2,592,169	15,090,058	50,946,666	165,497,714
Investment in subsidiaries, associates and joint ventures		4,339,321	3,080,324	276,994	12,165	2,397,830	45,407,650	55,514,284
Acquisition of non-current assets		3,589,327	916,654	29,033	252,499	4,717,540	256,826	9,761,879
Segment total liabilities		24,375,388	12,152,036	5,627,404	1,003,673	7,347,647	2,565,914	53,072,062

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

40. Operating Segments and Geographic Information (cont’d)

2)	As of and for the year ended December 31, 2023

			Infrastructure			Materials of secondary battery
(in millions of Won)	Steel		Trading	Construction	Logistics and others		Others	Total
External revenues	~~W~~	40,393,273	24,033,506	8,301,130	470,613	3,816,042	112,633	77,127,197
Internal revenues		23,145,425	18,910,246	1,966,373	3,475,340	1,005,844	1,449,581	49,952,809
Inter segment revenues		15,293,780	8,906,571	1,864,723	3,431,594	972,511	1,422,313	31,891,492
Total revenues		63,538,698	42,943,752	10,267,503	3,945,953	4,821,886	1,562,214	127,080,006
Interest income		281,530	66,398	100,682	15,837	39,339	73,550	577,336
Interest expenses		(718,937)	(284,056)	(105,102)	(14,091)	(57,638)	(272)	(1,180,096)
Depreciation and amortization		(3,044,565)	(508,161)	(66,854)	(54,219)	(155,567)	(16,126)	(3,845,492)
Impairment loss on property, plant and equipment and others		(305,437)	(9,826)	(28,031)	—	(55,601)	(10,657)	(409,552)
Share of income (loss) of equity-accounted investees, net		(182,668)	(37,368)	13,632	—	(67,248)	(109,568)	(383,220)
Income tax expense		(595,457)	(239,164)	(95,364)	(39,250)	13,281	113,895	(842,059)
Segment profits (losses)		1,241,211	723,929	183,453	170,959	(235,603)	827,298	2,911,247
Segment total assets		66,224,069	19,650,557	9,631,691	2,476,842	10,909,515	51,957,529	160,850,203
Investment in subsidiaries, associates and joint ventures		3,855,038	2,933,140	481,672	9,999	1,550,524	45,084,972	53,915,345
Acquisition of non-current assets		3,748,163	553,955	119,438	137,237	2,795,447	162,639	7,516,879
Segment total liabilities		24,154,043	11,842,508	5,589,827	993,071	4,972,568	4,301,310	51,853,327

(d)	Reconciliations of total segment revenues, profit or loss, assets and liabilities, and other significant items to their respective consolidated financial statement line items are as follows:

1) Revenues

(in millions of Won)	2024		2023
Total revenue for reportable segments	~~W~~	125,013,953	127,080,006
Elimination of inter-segment revenue		(52,325,810)	(49,952,809)

	~~W~~	72,688,143	77,127,197

2) Profit

(in millions of Won)	2024		2023
Total profit for reportable segments	~~W~~	2,099,066	2,911,247
Goodwill and corporate FV adjustments		(64,791)	172,493
Elimination of inter-segment profit		(1,086,695)	(1,237,891)
Income tax expense		303,623	789,305

Profit before income tax expense	~~W~~	1,251,203	2,635,154

3) Assets

(in millions of Won)	2024		2023
Total assets for reportable segments	~~W~~	165,497,714	160,850,203
Investment in subsidiaries, associates and joint ventures		(50,775,491)	(48,895,081)
Goodwill and corporate FV adjustments		2,543,165	2,630,009
Elimination of inter-segment assets		(13,861,189)	(13,639,737)

	~~W~~	103,404,199	100,945,394

4) Liabilities

(in millions of Won)	2024		2023
Total liabilities for reportable segments	~~W~~	53,072,062	51,853,327
Goodwill and corporate FV adjustments		221,537	242,251
Elimination of inter-segment liabilities		(11,339,768)	(10,814,081)

	~~W~~	41,953,831	41,281,497

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

40. Operating Segments and Geographic Information (cont’d)

5) Other significant items

a)	2024

(in millions of Won)	Total segment		Goodwill and corporate FV adjustments	Elimination of inter-segment transactions	Consolidated
Interest income	~~W~~	662,099	—	(85,317)	576,782
Interest expenses		(1,285,679)	—	234,168	(1,051,511)
Depreciation and amortization		(4,058,664)	(86,358)	160,562	(3,984,460)
Share of profit(loss) of equity-accounted investees, net		(1,137,480)	(50)	881,072	(256,458)
Income tax expense		(294,895)	21,668	(30,396)	(303,623)
Impairment loss on property, plant and equipment and others		(660,275)	(282)	(13,198)	(673,755)

b)	2023

(in millions of Won)	Total segment		Goodwill and corporate FV adjustments	Elimination of inter-segment transactions	Consolidated
Interest income	~~W~~	577,336	—	(75,189)	502,147
Interest expenses		(1,180,096)	—	178,807	(1,001,289)
Depreciation and amortization		(3,845,492)	(99,347)	121,559	(3,823,280)
Share of profit(loss) of equity-accounted investees, net		(383,220)	—	652,898	269,678
Income tax expense		(842,059)	46,116	6,638	(789,305)
Impairment loss on property, plant and equipment and others		(409,552)	—	3,799	(405,753)

(e)	Revenue by geographic area for the years ended December 31, 2024 and 2023 is as follows:

(in millions of Won)	2024		2023
Domestic	~~W~~	45,960,140	50,658,510
Japan		2,814,631	2,691,788
China		5,737,686	6,152,191
Indonesia		3,156,962	3,422,647
Asia-other		7,382,157	7,287,382
North America		2,504,563	2,095,705
Europe		2,743,528	2,468,508
Others		2,388,476	2,350,466

	~~W~~	72,688,143	77,127,197

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

40. Operating Segments and Geographic Information (cont’d)

(f)	Non-current assets by geographic area as of December 31, 2024 and 2023 are as follows:

(in millions of Won)	2024		2023
Domestic	~~W~~	33,512,812	31,585,233
Japan		131,086	132,229
China		1,140,136	1,222,358
Indonesia		3,036,954	2,859,375
Asia-other		1,698,956	1,662,482
North America		1,857,787	526,654
Europe		302,775	268,787
Others		4,897,042	3,280,208

	~~W~~	46,577,548	41,537,326

Non-current assets by geographic area include investment property, property, plant and equipment, goodwill and other intangible assets.

(g)	There are no customers whose revenue is 10% or more of the consolidated revenue.

41. Events after the Reporting Period

(a)	Pursuant to the resolution of the Board of Directors on February 5, 2025, the Company decided to pay cash dividends of ~~W~~2,500 per common share (total dividend: ~~W~~189.1 billion).

(b)	POSCO CNGR Nickel Solution, a subsidiary, decided to proceed with the dissolution and liquidation process pursuant to the resolution of the shareholders’ meeting on February 11, 2025.

(c)

On February 17, 2025, the Company reported the issuance of unsecured senior dollar bonds (Global Bonds) to the Ministry of Economy and Finance. The planned issuance amount is $700 million, with the nominal rate to be determined at the market rate at the time of issuance. The expected maturity is 5 to 10 years. These securities are scheduled to be issued after the execution of the issuance agreement and pricing in April 2025.

(d)

Pursuant to the resolution of the Board of Directors on February 19, the Company decided to retire 1,691,425 treasury shares previously acquired (scheduled retirement amount: ~~W~~420.3 billion). The scheduled retirement date is March 31, 2025.

(e)

Starting in 2025, the Company applied for the consolidated tax filing system under the Corporate Tax Act, whereby the Company and domestic subsidiaries are treated as a single tax entity, with income being aggregated for corporate tax purposes. This application was approved by the National Tax Service in February 2025.

POSCO HOLDINGS INC. and its Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2024 and 2023

41. Events after the Reporting Period (cont’d)

(f)	On January 14, 2025, POSCO, a subsidiary, issued unsecured bonds. Details of issuance are as follows:

(in millions of Won)	314-1		314-2	314-3	314-4
Issuance amount	~~W~~	110,000	590,000	200,000	100,000
Annual interest rate		2.889%	3.078%	3.124%	3.184%
Maturity date		1/14/2027	1/14/2028	1/14/2030	1/14/2032

(g)

In February 2025, the U.S. government announced an executive order imposing a 25% tariff on all steel and aluminum products, which will take effect on March 12, 2025. This announcement causes uncertainty in the estimation of the consolidated financial statements, and the Group is currently reviewing the related impact.

Audit opinion on internal control over financial reporting

The accompanying independent auditor’s report on internal control over financial reporting is attached as a result of auditing the internal control over financial reporting of POSCO HOLDINGS INC. (the “Company”) and its subsidiaries (collectively referred to as the “Group”) and the consolidated financial statements of the Group for the year ended December 31, 2024 in accordance with the Article 8 of the Act on External Audit of Stock Companies.

Attachments:

1.	Independent auditor’s report on internal control over financial reporting

2.	Reporting on the operating status of internal control over financial reporting

Independent auditor’s report on internal control over financial reporting

(English translation of a report originally issued in Korean)

POSCO HOLDINGS INC.

The Shareholders and Board of Directors

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting (“ICFR”) of POSCO HOLDINGS INC. and its subsidiaries (collectively referred to as the “Group”) based on the Conceptual Framework for Design and Operation of ICFR established by the Operating Committee of ICFR in the Republic of Korea (the “ICFR Committee”) as of December 31, 2024.

In our opinion, the Group’s ICFR has been effectively designed and operated, in all material respects, as of December 31, 2024, in accordance with the Conceptual Framework for Design and Operation of ICFR.

We also have audited, in accordance with Korean Standards on Auditing (“KSA”), the consolidated statement of financial position as of December 31, 2024, and the consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, and notes to the consolidated financial statements , including a summary of material accounting policy information, of the Group, and our report dated March 12, 2025 expressed an unqualified opinion thereon.

Basis for opinion on ICFR

We conducted our audit in accordance with KSA. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of ICFR section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of ICFR in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of management and those charged with governance for ICFR

Management is responsible for designing, implementing and maintaining an effective ICFR, and for assessing the effectiveness of ICFR included in the accompanying Report on Operating Status of Internal Control over Financial Reporting.

Those charged with governance are responsible for overseeing the Group’s ICFR process.

Auditor’s responsibilities for the audit of ICFR

Our responsibility is to express an opinion on the Group’s ICFR based on our audit. We conducted our audit in accordance with KSA. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective ICFR was maintained in all material respects.

An audit of the ICFR involves performing procedures to obtain audit evidence as to whether a material weakness exists. The procedures selected depend on the auditor’s judgment, including the assessment of the risks that a material weakness exists. An audit also includes testing and evaluating the design and operation of ICFR based on obtaining an understanding of ICFR and the assessed risk.

ICFR definition and inherent limitations

A company’s ICFR is implemented by those charged with governance, management, and other employees and is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”). A company’s ICFR includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with KIFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, ICFR may not prevent or detect material misstatements of the consolidated financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that ICFR may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The engagement partner on the audit resulting in this independent auditor’s report is Yongwoo Lee.

Seoul, Korea

March 12, 2025

This audit report is effective as of the independent auditor’s report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the independent auditor’s report date to the time this report is used. Such events and circumstances could significantly affect the Group’s ICFR and may result in modifications to this report.

Report on Operating Status of Internal Control over Financial Reporting

English Translation of a Report Originally Issued in Korean

To the Shareholders, Board of Directors and Audit Committee of POSCO HOLDINGS INC.

We, as the Chief Executive Officer and the Internal Control Officer of POSCO HOLDINGS INC. and its subsidiaries (the “Group”), assessed the status of the design and operation of the Group’s Internal Control over Financial Reporting (“ICFR”) as of December 31, 2024.

The design and operation of ICFR is the responsibility of the Group’s management, including the Chief Executive Officer and the Internal Control Officer.

We assessed whether the Group’s ICFR has been effectively designed and operated in order to prevent and detect errors or fraud that may result in a misstatement of the consolidated financial statements to ensure preparation and disclosure of reliable consolidated financial statements.

We used, as the basis for the design and operation of the Group’s ICFR, the Conceptual Framework for Design and Operation of ICFR established by the Operating Committee of ICFR. In assessing the design and operation of ICFR, we used, as the evaluation criteria, the Standards for Evaluation of Reporting of ICFR established by the Operating Committee of ICFR.

Based on our assessment, we concluded that the Group’s ICFR is effectively designed and operated as of December 31, 2024, in all material respects, in accordance with the Conceptual Framework for Design and Operation of ICFR.

We certify that this report does not contain or present any untrue statement or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statement which might cause material misunderstanding of the readers, and we have reviewed and verified this report with due care.

January 24, 2025

/s/ Jeong, Ki-Seop, Chief Strategy Officer

/s/ Kim, Seung-Jun, Internal Control Officer